EXHIBIT 99.1

Cameco Corporation
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2007
Dated March 28, 2008

Cameco Corporation
Annual Information Form
Table of Contents

REPORTING CURRENCY AND FINANCIAL INFORMATION	3

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	3

NOTE REGARDING RESERVES AND RESOURCES	4

INCORPORATION AND SUBSIDIARIES	6

GENERAL DEVELOPMENT OF THE BUSINESS	7
Three-Year Highlights	7
2008 Expected Material Developments	9

THE NUCLEAR BUSINESS	9
Overview	9
Uranium Concentrates Business	10
Market Background	10
Marketing	13
Mining Properties	14
McArthur River	14
Rabbit Lake	22
Crow Butte	23
Smith Ranch-Highland	23
Development Projects	24
Cigar Lake	24
Inkai	38
Exploration	43
Reserves and Resources	45
Uranium Reserves	46
Uranium Measured and Indicated Resources	47
Uranium Inferred Resources	48
Uranium Reserves Reconciliation	49
Uranium Resources Reconciliation	49
Uranium Fuel Conversion Services	51
Market Background	51
Marketing of Conversion Services	52
Operations	53
Research and Development	56
Legal Proceedings	56
Environmental Matters	56
Overview of Impacts	56
Cameco policies	58
Cameco programs	58
Regulatory Compliance	59
US Regulatory Compliance	60
Fuel Services Waste Management	62
Government Regulation	63
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)	63
Canadian Uranium Industry Regulation	63
US Uranium Industry Regulation	65
Land Tenure	65
Canadian Royalties and Certain Taxes	67
Canadian Income Taxes	68
US Taxes	68
Kazakhstan Taxes	68
Employees	68

BRUCE POWER LP – NUCLEAR ELECTRICAL GENERATION	69
Overview	69
The Generating Facilities	71
Cameco Fuel Management	73
OPG Services to Bruce Power	74
Nuclear Waste Management and Decommissioning	74
Federal Regulation	75
Ontario’s Electricity Regulation	75

CENTERRA GOLD INC	79
Centerra	79
2004 Kumtor Restructuring	80
Kumtor Mine	80
Kyrgyz Republic — Overview	80
Government and Political Factors	80
Relevant Kyrgyz Law and the Investment Agreement with the Government of the Kyrgyz Republic	82
Agreement on New Terms	83
Property Description and Environment	84
Site Accessibility, Infrastructure and Physiography	86
History and Financing	87
Geology and Mineralization	87
Historical Exploration and Drilling	89
Sampling and Analysis	90
Kumtor Reserve and Resource Estimates	91
Employees	94
Mining Operations	95
Milling	96
Production History	97
Gold Sales	100
Kyrgyzaltyn Management Fee	101
Environmental, Health and Safety Matters	101
Decommissioning and Reclamation	102
Exploration Activities	102
Boroo Mine	103
Minerals Law	103
Windfall Profits Tax	104
Stability Agreement	104
Mining	105
Milling	105
Gold Sales	106
Environmental, Health and Safety Matters	106
Decommissioning and Reclamation	106
Gatsuurt Development Property	106
Reserves and Resources	107
Centerra Commitments and Contractual Obligations	110
Additional Information on Centerra	111

RISK FACTORS	111
Risks Relating to Cameco and Centerra Generally	112
Risks relating to Nuclear Business	121
Risks Relating to Nuclear Electrical Generation	124
Risks Relating to Centerra	128
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DESCRIPTION OF SECURITIES	131
Description of Share Capital	131
Restrictions on Ownership and Voting	132
5% Convertible Subordinated Debentures	135
Ratings of Securities	135
Dividend Policy	136

2007 CONSOLIDATED FINANCIAL STATEMENTS	137

MANAGEMENT’S DISCUSSION AND ANALYSIS	137

MARKET FOR SECURITIES	137
Price Range and Trading Volume of Common Shares	137
Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013	138

DIRECTORS AND OFFICERS	139
Directors	139
Officers	141
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	142
Interest of Management and Others in Material Transactions	142

AUDIT COMMITTEE	142
Audit Committee Charter	142
Composition of the Audit Committee	142
Relevant Education and Experience	143
Fees Paid to External Auditors	144
External Audit Pre-Approval Practices	144

MATERIAL CONTRACTS	144

INTEREST OF EXPERTS	145

ADDITIONAL INFORMATION	145

Appendix “A” – Audit Committee of the Board of Directors – Mandate	146
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REPORTING CURRENCY AND FINANCIAL INFORMATION
All monetary amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the United States, as applicable to Cameco Corporation, are explained in the Company’s Form 40F, filed with the US Securities and Exchange Commission, for the fiscal year ended December 31, 2007, as well as in reconciliation to United States GAAP filed with the Canadian securities authorities on SEDAR.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this Annual Information Form and in the documents incorporated by reference which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: the expected dates for completion of dewatering and resumption of production at Cigar Lake (along with related cost estimates), the target date for the resumption of UF6 production at Port Hope, mineral resource and mineral reserve estimates and uranium and gold production forecasts.
There are material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this Annual Information Form. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity and gold; competition; the financial results and operations of Bruce Power LP and Centerra Gold Inc.; the impact of change in foreign currency exchange rates (such as Canadian/US rates) and interest rates; imprecision in production, cost (including capital cost), decommissioning, reclamation, reserve and tax estimates; the impact of significant cost increases, in particular capital cost increases; litigation or arbitration proceedings (including as the result of disputes with suppliers, customers or joint venture partners); inability to enforce legal rights; defects in title; environmental, safety and regulatory risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production-associated chemicals affecting the soil at the Port Hope UF6 conversion plant and other sites; unexpected or challenging geological or hydrological conditions (including at the McArthur River, Cigar Lake, Rabbit Lake and Kumtor deposits); adverse mining conditions; reduction in reserves due to geotechnical or other risks; political risks arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); nationalization risk; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements); demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production, transitioning to new mining zones at McArthur River beginning in 2009, and overcoming geotechnical challenges at the Kumtor deposit); failure to maintain or construct sufficient tailings capacity for uranium and gold production; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto (including the Russian HEU Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure (including further highwall ground movement at the Kumtor mine), tailings pipeline and dam failures, and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; availability of
2007 Cameco Annual Information Form

reagents and supplies critical to production (including the availability at the company’s operations in Kazakhstan); decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake and the remediation of, and resumption of production at, the Port Hope UF6 conversion plant); the success and timely completion of the replacement of the Kumtor ball mill shell; failure of radiation protection plans; and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this Annual Information Form and Cameco’s current annual Management Discussion & Analysis.
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of Cameco’s business units to supply product and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services, electricity, and gold; the expected spot prices and realized prices for uranium; the average gold spot price; Cameco’s effective tax rate; there being no significant adverse change in foreign currency exchange rates or interest rates; there being no significant changes in production, cost (including capital cost), decommissioning, reclamation and reserve estimates; there being no significant changes in Cameco’s ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; Cameco’s ability to obtain regulatory approvals in a timely manner; the status of geological, hydrological and other conditions at Cameco’s and Centerra’s mines; the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, or litigation or arbitration proceedings; continuing positive labour relations, and that no significant strikes or lockouts will occur; and the success and timely completion of planned development and remediation projects and the replacement of production. Forward-looking information and statements are also based upon the assumption that none of the identified material risk factors that could cause actual results to differ materially from the forward-looking information and statements will occur.
The forward-looking information and statements included in this Annual Information Form represent Cameco’s views as of the date of this Annual Information Form and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Annual Information Form about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this Annual Information Form should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
NOTE REGARDING RESERVES AND RESOURCES
Reserves and resources reported herein have been estimated as at December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see Definitions below). Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at The Nuclear Business – Reserves and Resources below. Estimates of gold reserves and resources were prepared by or under supervision of the qualified person identified at Centerra Gold Inc. – Reserves and Resources below. Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.
2007 Cameco Annual Information Form

Cameco reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For US reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the US Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve.
For the purpose of estimating uranium reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $49.00 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $59.00 (US) per pound U3O8 was used. Estimated uranium reserves are the same using either uranium price.
For the purpose of estimating gold reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were calculated with cut-off grades based on a gold price of $550 (US) per ounce.
Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.
Although Cameco has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium and gold will be produced. See “Caution Regarding Forward-Looking Information and Statements” and “Risk Factors”.
Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing
2007 Cameco Annual Information Form

information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
INCORPORATION AND SUBSIDIARIES
Incorporation
Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). Pursuant to the Reorganization, in October 1988, CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes.
Cameco’s articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended, and The Saskatchewan Mining Development Corporation Reorganization Act, contain certain constraints and restrictions. For a description of them, please see Description of Securities.
In 2002, Cameco’s articles were amended to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. The articles were amended in 2003 to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, and to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.
Cameco’s head office, registered office and principal place of business is located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, telephone: (306) 956-6200.
Subsidiaries
Cameco owns a one-half interest in UEM Inc. (“UEM”), a Canadian company.
Cameco through subsidiaries owns 100% of Cameco Europe Ltd., a Swiss company which is a party to the HEU Commercial Agreement. Under that agreement, Cameco Europe Ltd. has contractually committed supplies of 43 million pounds of uranium over the period January 1, 2008 to December 31, 2013.
2007 Cameco Annual Information Form

Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power” or “BPLP”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.
Cameco through a subsidiary also owns 52.7% of Centerra Gold Inc. (“Centerra”), a Canadian company that is the largest western-based gold producer in Central Asia and the former Soviet Union.
No other subsidiaries are individually or collectively material.
GENERAL DEVELOPMENT OF THE BUSINESS
Cameco is the world’s largest uranium producer. It is publicly traded on the Toronto and New York stock exchanges. The Company’s competitive position is based upon its large, high-grade reserves and low-cost operations, significant market position and access to other supplies of uranium and uranium conversion services. Cameco is also one of the four significant converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world,1 the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world, and, through a subsidiary, one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. Cameco subsidiaries have a 31.6% limited partnership interest in Bruce Power that leases and operates four Bruce B reactors. The Company continues to explore for uranium in a number of countries.
While Cameco continues its principal focus on the nuclear business, it also owns 52.7% of Centerra, the largest western-based gold producer in Central Asia and the former Soviet Union, which is publicly traded on the Toronto Stock Exchange. Centerra operates, and has a 100% interest in, two producing gold mines, the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia.
Three-Year Highlights
Major developments in Cameco’s business in each of the fiscal years ended December 31, 2005 to December 31, 2007 were as follows:
2005
•	Construction at Cigar Lake began in early 2005.

•	In March 2005, Cameco entered into a 10-year toll-conversion agreement with British Nuclear Fuels plc (“BNFL”) to purchase all of the uranium conversion services produced at BNFL’s Springfields U.K. plant.

•	Regulatory approvals were received and initial foundation work began for the commercial uranium mine facility located at Inkai, Kazakhstan and Cameco agreed, subject to executing formal amendments (which were executed in 2006), to increase its loan to the joint venture to a maximum of $100 million (US). In 2007, the loan was increased to $200 million (US).

•	In October 2005, the ownership interests in Bruce Power were restructured. Cameco’s 31.6% Bruce Power interest now includes only the four Bruce B units and not the four Bruce A units. Cameco elected not to invest in the planned $4.25 billion program to increase output from the A units.

Note:

[1]	In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, Hungary, India, Indonesia, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and United States.
2007 Cameco Annual Information Form

•	Due to incremental changes in Bruce Power’s governing limited partnership agreement, which resulted in joint control among the three major limited partners, effective November 1, 2005, Cameco began to proportionately consolidate Bruce Power’s financial results rather than account for them using the equity method.

•	In December 2005, Cameco sold its 6.7% interest in Energy Resources of Australia Ltd., an Australian uranium producer, for gross proceeds of $121 million (Aus). Net proceeds to Cameco after transaction fees and taxes were approximately $87 million (Cdn).
2006
•	In January 2006, Cameco announced that, based upon updated reserves estimates and current mining plans, the Kumtor mine life has been extended by almost three years and the Boroo mine life has been extended by more than one year.

•	In January 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding common shares. The board of directors also approved an increase in the annual dividend from $0.12 to $0.16 beginning in 2006 (both annual dividend amounts adjusted for the stock split).

•	In February 2006, Cameco completed the purchase of 100% of Zircatec Precision Industries, Inc., (“Zircatec”) a Canadian manufacturer of nuclear fuel bundles. The purchase price was $109 million.

•	In April 2006, Cameco announced a significant water inflow into the second Cigar Lake shaft. The inflow had no impact on other parts of the mine because the second shaft was not connected to the mine. To remediate the inflow, Cameco may freeze the shaft area, subject to regulatory approval.

•	In July 2006, Cameco announced that a pit wall ground movement had occurred at the Kumtor mine site, involving a significant portion of the northeast wall. The ground movement did not reduce the amount of reserves; however, it did significantly reduce 2006 Kumtor production. The fallen rock delayed access to the ore from this area of the mine representing about 125,000 ounces of scheduled 2006 production.

•	In October 2006, Cameco announced that a second water inflow had occurred at Cigar Lake, filling the underground development areas of the project with water. Production start up was previously planned for early 2008. Cameco has commenced work at Cigar Lake to remediate the underground development areas.

•	In November 2006, Cameco announced that unionized employees at its McArthur River and Key Lake uranium operations accepted a new contract, which will expire December 31, 2009.

•	In December 2006, Cameco announced that Centerra had reached an agreement on all material terms of a labour agreement with Kumtor unionized employees. The agreement will expire December 31, 2008.

•	In December 2006, Cameco announced that its board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
2007
•	In March 2007, Cameco provided an update on the Cigar Lake project including that: (i) production start-up was targeted for 2010, subject to regulatory approval and timely remediation (now targeted for 2011, at the earliest); (ii) Cameco’s share of capital costs, including mill modifications, to bring Cigar Lake into production was estimated at $508 million including $234 million spent on construction as of March 2007, leaving $274 million remaining; and (iii) Cameco’s share of flood remediation expenses was estimated at $46 million.
2007 Cameco Annual Information Form

•	In July 2007, Cameco announced that unionized employees at Zircatec accepted a new contract, which will expire in June 2009, and that unionized employees at its conversion facility in Port Hope, Ontario accepted a new contract, which will expire in June 2010.

•	In July 2007, Cameco announced a reduction in Centerra’s 2007 gold production forecast at the Kumtor mine, from 450,000 ounces of gold to 300,000 ounces.

•	In July 2007, Cameco announced that it had discovered contamination of the soil under its UF6 conversion plant in Port Hope and suspended operations to conduct a thorough investigation. See “Nuclear Business-Uranium Fuel Conversion Services — Operations” for a discussion of the actions Cameco has taken in response to this incident and to resume operation of the Port Hope UF6 conversion plant.

•	In August 2007, Cameco announced that Cameco and Centerra had signed binding agreements with the government of the Kyrgyz Republic which were aimed at providing additional business certainty for mining operations at Centerra’s Kumtor mine. Implementation of the binding agreements requires Kyrgyz parliamentary approval. The deadline for closing these agreements was subsequently extended until February 15, 2008 as a result of the dissolution of the Parliament of the Kyrgyz Republic in October 2007. The closing deadline has been further extended to April 30, 2008.

•	In September 2007, Cameco announced its intention to proceed with a normal course issuer bid to repurchase for cancellation up to approximately 17.7 million (5%) of its common shares. This program will continue until September 2008 unless Cameco purchases the maximum allowable number of common shares sooner or terminates the program. As at December 31, 2007, 9,755,300 common shares had been repurchased under this program at a cost of $429,327,000.

•	In November 2007, Cameco announced that it had temporarily reduced underground activities at Rabbit Lake due to an increase of water inflow from a mining area as a precautionary measure. In late December, Cameco resumed normal mining activities after sealing off the source of the water inflow.
2008 Expected Material Developments
Material developments that, at the date of this Annual Information Form, Cameco expects to occur in 2008, or that have occurred prior to this date, relate to: the expected dewatering of the Cigar Lake mine; expected remediation and resumption of production at Cameco’s Port Hope UF6 conversion plant; expected closing of the August 2007 binding agreements with Centerra and the government of the Kyrgyz Republic; and expected amendment of the HEU Agreement’s pricing structure for part of the remaining six year term of the agreement. These material developments are discussed in more detail in this Annual Information Form and in the Company’s management’s discussion and analysis for the fiscal year-ended December 31, 2007 (“2007 MD&A”), which is incorporated herein by reference. These expected material developments are not about present or historical facts and are therefore forward-looking information. This forward-looking information is based upon a number of assumptions that may prove to be incorrect, and there are material risk factors that may cause actual results to differ materially. See “Caution Regarding Forward-Looking Information and Statements”, “The Nuclear Business – Development Projects — Cigar Lake and Nuclear Fuel Conversion Business – Operations”, “Centerra Gold Inc” and “Risk Factors” for disclosure of the key assumptions and material risk factors that could cause actual results to vary materially.
THE NUCLEAR BUSINESS
Overview
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2016,
2007 Cameco Annual Information Form

primarily as a result of new reactor construction and improved reactor operation. The rate of growth is expected to be somewhat below that of the total market for electricity.
The major stages in the production of nuclear fuel are: (a) uranium exploration; (b) mining and milling; (c) refining and conversion; (d) enrichment; and (e) fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed and uranium ore is extracted and upgraded at a mill to produce uranium concentrate. Mining companies usually sell uranium concentrate to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrate. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrate; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium, uranium conversion and enrichment services from third parties; (d) supplying fuel manufacturing services for CANDU reactors; (e) selling produced and acquired uranium and uranium conversion services, as well as acquired enrichment services, to utilities; and (f) the generation and sale of electricity through its 31.6% limited partnership interest in Bruce Power, which leases and operates the four Bruce Power B reactors.
Uranium Concentrates Business
Market Background
Demand
The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 174 million pounds in 2007. Cameco estimates that annual uranium fuel consumption in the world will reach 226 million pounds in 2017, reflecting an annual growth rate of almost 3% per year over the period. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants.
Supply
Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessed used reactor fuel, re-enriched depleted uranium tails and primary mine production.
Primary Production
The uranium production industry is international in scope with a small number of companies operating in relatively few countries. In 2006 (the latest year for which figures are available), 86% of the estimated world production of 103 million pounds U3O8 was provided by eight producers: Cameco, Rio Tinto, AREVA, KazAtomProm, TVEL in Russia, BHP Billiton, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Uranium One. Approximately 92% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Russia, Namibia, Uzbekistan, and the US.
The Canadian uranium industry has, in recent years, been the leading supplier with production of approximately 26 million pounds U3O8 in 2006, equivalent to about 25% of world production. Production from Cameco operated mines in Canada and the US in 2007 was approximately 25 million pounds. Cameco’s share of this production was approximately 20 million pounds.
2007 Cameco Annual Information Form

Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry.
Secondary Sources
Each year since 1985, world uranium production has been less than uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel. In addition, in recent years, re-enriched depleted uranium tails have been generated using excess enrichment capacity. Cameco estimates these two recycling sources will meet about 7% of world demand to 2017. As well, uranium derived from the dismantling of Russian nuclear weapons (expected to be available through 2013 when the current agreement ends) has also become a significant source of supply, expected to meet about 6% of world demand to 2017. Finally, a limited amount of uranium from the US defence program has been introduced into the market in 2007 compared to 2006. Cameco expects about 3% of world demand to 2017 will be met from secondary supply held by US Department of Energy (“DOE”), including excess uranium from the US defence program.
Uranium from Nuclear Disarmament
In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of highly enriched uranium (“HEU”). Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).
The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The quota for 2007 was 18 million pounds and thereafter will increase by 1 million pounds per year to a maximum of 20 million pounds per year beyond 2008.
Certain of the Russian Disarmament Uranium has been purchased by the DOE. DOE currently holds a stockpile of 58 million pounds U3O8 equivalent, containing both this and US material that is to be withheld from the market until 2009, as a condition of the Russian HEU Agreement.
In July 2007, DOE provided an update on their level of inventory excess to program requirements, amounting to 160 million pounds U3O8 equivalent. This uranium, which includes the 58 million pound stockpile, is expected to be made available to the market over the next 30 years. At that time, the DOE stressed the need to dispose of the inventories without disruption to commercial markets and requested the US nuclear industry suggest a plan for disposal of these inventories. Late in the year industry participants, including Cameco, proposed a set of principles for DOE inventory disposition. The principles included a quota limiting sales to one million pounds U3O8 equivalent in 2008 and gradually increasing to about five million pounds U3O8 equivalent in 2013 and 2014. It was also suggested that 20 million pounds be made available for initial cores for new US reactors and a strategic reserve of 20 million pounds U3O8equivalent in the form of low enriched uranium (“LEU”) be established for use only in a national energy emergency. In general, the DOE reacted favourably to the proposal. In March 2008, the DOE issued a policy statement which outlined a general framework within which it will manage its surplus uranium inventories, which policy did not specifically address the principles proposed by the industry participants. The DOE has not finalized a long-term detailed plan for the disposition of its uranium inventories.
Russia plans to deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent per year, until the Disarmament LEU derived from the entire 500 tonnes (about 400 million pounds U3O8 equivalent) included under the Russian HEU Agreement has been delivered to the US. To the end of 2007, about 253 million pounds U3O8 equivalent had been delivered.
2007 Cameco Annual Information Form

HEU Commercial Agreement
On March 24, 1999, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (now called “AREVA”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) signed an agreement (such agreement, as subsequently amended, the “HEU Commercial Agreement”) with Joint Stock Company Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, under which the Western Companies were granted options to purchase a majority of the Disarmament Uranium. The Cameco subsidiary that is currently a party to the HEU Agreement is Cameco Europe Ltd.
On November 16, 2001, Tenex and the Western Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Western Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. A Cameco subsidiary’s share was 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the US quota. The Western Companies have exclusive options to purchase the balance of the Disarmament Uranium. From 2001 to 2003, a Cameco subsidiary exercised options for an additional 18 million pounds.
A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about seven million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to the Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe.
On June 16, 2004, the HEU Commercial Agreement was further amended to provide, among other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e., quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down HEU to commercially usable LEU. This amendment was due to Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. This amendment resulted in the Western Companies exercising most of their options under the HEU Commercial Agreement, giving them firm purchase commitments for almost 163 million pounds of uranium from 2004 through to the end of 2013.
Due to this further amendment, as well as Tenex’s 2003 decision to end further sales of its share of this material and return it to Russia, the amount of HEU-derived uranium that would have been available to the market in the western world was reduced by about 74 million pounds in the period 2004 through 2013, along with the contained conversion component of some 28 million kilograms of uranium as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia and 44 million pounds that was in the monitored stockpile as of the end of 2003. At the end of 2007, Cameco estimates there was 18 million pounds in the monitored stockpile.
In October 2007, Tenex requested the Western Companies to enter into discussions regarding the pricing structure for the last few years of the remaining six-year term of the HEU Commercial Agreement. These discussions have commenced.
Trade Restraints and Policies
As a result of anti-dumping proceedings brought in the early 1990s, the US and certain countries entered into suspension agreements to limit access to the US market. Only the suspension agreement with Russia remains in effect. In February 2008, the United States Department of Commerce and Russia signed an amendment to the Russian suspension agreement, which allows for additional Russian supply directly to US utilities. The amendment sets out an annual LEU quota with very limited quantities in 2011 to 2013. Upon completion of the Russian HEU Agreement, in 2014 the quota increases to about 13 million pounds U3O8 equivalent through 2020. In addition to this quota, Russian uranium products may be supplied for initial cores in new US reactors.
The US restrictions have no effect on the sale of Russian uranium to other countries. About 70% of world uranium requirements arise from utilities in countries unaffected by the US restrictions. In 2007, approximately 48% of
2007 Cameco Annual Information Form

Cameco’s sales volume was to countries unaffected by the US restrictions. Utilities in some of these countries adopt policies that effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.
The Euratom Supply Agency (“ESA”) in Europe, which must approve all uranium related contracts entered into by members of the EU, limits the use of nuclear fuel supplies from any one source in order to maintain security of supply (historically at an informal level of about 20%). In the 2006 Euratom Annual Report, the ESA stated they will continue to monitor the market to ensure diversity of supply and avoid overdependence on any single source, but noted that in recent years restrictions on imports of natural uranium have not been deemed necessary.
Prices
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium producers. Uranium contract terms generally reflect market conditions at the time the contract is negotiated. These contracts usually provide for deliveries to begin two to five years after signing and continue for several years thereafter. In awarding these contracts, utilities consider the commercial terms offered, including price, as well as the producer’s performance record and uranium reserves.
Prices are established by a number of methods including fixed prices adjusted by inflation indices, market prices (spot or long price indicators) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, such as discounts, that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while floor prices establish a minimum price that will ultimately be paid. Instead of ceiling prices, some contracts may include a discount off the market price, when the market price reaches a threshold level. Prices under uranium supply contracts are usually confidential.
Utilities and other market participants also acquire uranium through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers, governments and others. Spot market demand in 2007 decreased to about 20 million pounds U3O8 from 35 million pounds U3O8 in 2006.
The industry average spot price for U3O8, published by TradeTech and the Ux Consulting Company, LLC, increased by approximately 24% in 2007 ending the year at $89.50 (US) per pound compared to $72.00 (US) per pound at the end of 2006. The industry average long term price for U3O8, as published by TradeTech and the Ux Consulting Company, LLC, increased in 2007 by approximately 32% ending the year at $95.00 (US) per pound compared to $72.00 (US) per pound at the end of 2006. As of February 29, 2008, the industry average spot and long term prices for U3O8 were $73 (US) per pound and $95 (US) per pound respectively.
Marketing
Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under long-term contracts with a diversified mix of pricing mechanisms, as described above.
Sales contracts historically contained some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Recent contracts generally no longer provide such flexibility. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates for use by utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, Romania, South Korea, Spain, Sweden, Taiwan, United Kingdom, and the US.
In 2007, approximately 35% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments in excess of 300 million pounds U3O8 under long-term contracts with about 50 customers worldwide. Cameco’s five largest customers account for approximately 46% of these commitments. 49% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 17% in the Far East and 34% in Europe.
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The base load contracts put in place to support the development of Cigar Lake contain supply interruption language that allows Cameco to reduce, defer or cancel deliveries in the event of any delay or shortfall in Cigar Lake production. Cameco has been discussing with its customers the possible effect of the uranium production delay at Cigar Lake. For the Cigar Lake base load contracts with deliveries in 2007 and 2008, these volumes were deferred to the end of the various contracts. For contracts with deliveries beyond 2008, discussions will occur closer to the delivery date.
For the remainder of Cameco’s contracts, no additional deferrals of deliveries resulting from the supply interruption provisions in these contracts is planned for 2008 as the impact of those provisions is expected to be minimal in this year. In 2007, Cameco deferred a portion of the deliveries impacted by these provisions for a five to seven-year period.
Cameco generally does not sell into the spot uranium market. However, in light of changing market conditions, Cameco is revisiting its approach. In the future, Cameco may elect to sell material directly into the spot market.
Cameco has purchased uranium under spot and long-term contracts and may make similar purchases in the future. At December 31, 2007, Cameco had firm commitments to purchase approximately 41 million pounds uranium equivalent over the 2008-2013 period, of which 39 million pounds is the result of the exercise of options under the HEU Commercial Agreement by Cameco Europe Ltd.
In 2006, Cameco entered into standby product loan agreements with two of its customers. These agreements have been terminated. More specifically, in 2007, Cameco terminated the arrangements with one of its customers that allowed the borrowing of up to 2,960,000 pounds of U3O8 equivalent and as a result recognized in its earnings $41,645,000 of the revenues, and related costs, that had been deferred in 2006. In January 2008, Cameco gave notice to terminate the remaining loan agreement with the other customer. Cameco will recognize $96,232,000 of deferred revenue, and related costs, in the first quarter of 2008. The related letter of credit facilities for these loan agreements have been cancelled.
Mining Properties
The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine - Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ recovery (“ISR”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed.
The Key Lake mill processes McArthur River ore blended with stockpiled mineralized waste from the McArthur River or Key Lake deposits. Mining at Key Lake ended in 1997.
The following table shows Cameco’s share of uranium production (pounds U3O8) for the past three years. For Cameco’s share of forecast uranium production over the period 2008 to 2012, see the Company’s 2007 MD&A at “Uranium Supply Outlook.”

	2005(1)	2006(1)	2007(1)
McArthur River (2) (3)	13,100,000	13,100,000	13,100,000
Rabbit Lake	6,000,000	5,100,000	4,000,000
Smith Ranch-Highland	1,300,000	2,000,000	2,000,000
Crow Butte	800,000	700,000	700,000

Total	21,200,000	20,900,000	19,800,000

Notes:

(1)	This does not include test mining production from Inkai. In 2007, the Inkai test mine produced 600,000 pounds (100% basis).

(2)	Milled at Key Lake.

(3)	McArthur River’s CNSC license limits annual production to 18.7 million pounds (Cameco’s share being 13.1 million pounds).
McArthur River
McArthur River in northern Saskatchewan is an underground uranium mine, in which Cameco has a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by joint venture partners Cameco (55.844%), AREVA (16.234%) and UEM (27.922%), a company equally owned by
2007 Cameco Annual Information Form

Cameco and AREVA. Cameco is the operator. At December 31, 2007, the Company’s share of proven and probable reserves was 535,100 tonnes of ore containing 243.7 million pounds U3O8 with an average grade of 20.7% U3O8, its share of measured and indicated resources was 80,100 tonnes of ore containing 15.0 million pounds U3O8 with an average grade of 8.5% U3O8, and its share of inferred resources was 408,100 tonnes of ore containing 66.2 million pounds U3O8 at an average grade of 7.4% U3O8.
At an assumed annual production rate of 18.7 million pounds, Cameco estimates that McArthur River will have a mine life of at least 19 years with an expected payback of the capital invested by the end of 2009.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province and taxes, see Canadian Royalties and Certain Taxes.
Property Description and Environment
This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction. The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant, a pump house, ponds, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include the ore body freezing plant, the administration/shop complex, the ore slurry handling and truck load-out facility.
The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and is valid for 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The McArthur River surface lease presently covers about 651 hectares.
The mineral property consists of 21 mineral claims and one mineral lease totalling 84,818 hectares.
The McArthur River uranium deposit is located in the area subject to mineral lease ML5516, totalling 1,380 hectares. Under this mineral lease Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2014 with the right to renew for successive ten-year terms absent a default by Cameco.
Surrounding the McArthur River uranium deposit are 21 mineral claims, totalling 83,438 hectares. Title to the 21 mineral claims is secured until 2017. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
Site accessibility, infrastructure and physiography
The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. To minimize fresh water use, significant industrial water demands are met by recycling water. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a mining contractor. Cameco personnel conduct all production functions.
2007 Cameco Annual Information Form

McArthur River is a developed producing property, with surface right holdings that cover all of its mining operation needs as well as requirements for residences, access to water, airport, site roads and other necessary buildings and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.
History
There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the original joint venture partners were Canadian Kelvin Resources, Asamera Oil Corporation Ltd., and SMDC, a predecessor company to Cameco. Recently, the two most significant changes in ownership have been:
•	In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%.

•	In 1999, AREVA acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805%. AREVA’s direct and indirect participating interest in the McArthur River joint venture is 30.195%.
Cameco, through its predecessor company SMDC, became operator of the McArthur River project in 1980.
Surface exploration programs were active from 1980 through to 1992. Significant mineralization of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.
Underground exploration began in 1993 and continued until 1997. Following review of the environmental impact statement, public hearings, and receipt of approvals from the governments of Canada and Saskatchewan, the Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998. In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.
Mine Development
Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.
At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation. The third shaft is equipped as an emergency means of egress. The first and third shafts are also used for fresh air ventilation.
Geology and Mineralization
The McArthur River deposit is located in the south-eastern portion of the Athabasca basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence. These rocks are overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments are over 500 metres thick in the deposit area.
The mineralization is situated alongside a northeast trending graphitic fault, close to the unconformity between the basement rock and the overlying Athabasca sandstone.
2007 Cameco Annual Information Form

Exploration, Drilling and Estimates
The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.
From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres or less. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.
The data from underground exploration drill holes have been interpreted and estimates of mineral reserves and resources have been made in four mineralized zones (zones 1 to 4). In addition to this drilling, hundreds of freeze holes and raise bore pilot holes have provided data supporting the interpretation.
Underground drilling programs have further delineated approximately 750 metres of the 1,700-metre mineralized zone delineated by surface drilling. Underground delineation drilling is ongoing south of the current four mineralized zones.
Surface exploration drilling was conducted in 2005 and 2006 to the north to test the extension of mineralization previously identified from historical surface drill holes and to also test new targets along strike. In 2007, surface diamond drilling to evaluate the P2 trend north of the McArthur River mine was undertaken. In total, almost 13,000 metres were drilled in 25 drill holes comprising a combination of conventional and directional drilling. The P2 trend has now been tested at approximately 200-metre intervals for a distance of three kilometres north of the mine. Results continue to be encouraging.
Tunnelling of a north exploration drift was conducted in 2007 to follow up on the surface exploration drilling results. The north exploration development will continue through 2008, followed by an underground diamond-drilling program to delineate targets previously identified from surface in order to develop mine plans.
Cameco is satisfied with the quality of data obtained from the surface exploration and underground drilling at McArthur River and considers it valid for use in the estimate of mineral resources and mineral reserves at McArthur River. This is supported by the annual reconciliation of the mine production to within 6% of the estimate of pounds of uranium for the last two years.
Mine Operations
Three permits must be maintained to operate the mine. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from the Saskatchewan Ministry of Environment (“SMOE”). These permits are current. The CNSC licence expires on October 31, 2008. The SMOE approvals expire on October 31, 2009. Cameco has submitted a request to renew its CNSC operating licence for a five-year term.
The mining of the McArthur River deposit faces many challenges including control of groundwater, weak rock formations, and radiation protection. Based on these challenges, it was identified that non-entry mining methods, including the raise boring method, would be required to mine the deposit.
The sandstones that overlay the basement rocks contain significant amounts of water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is pumped 680 metres to surface for storage in four ore slurry holding tanks. Ore is drawn out of the ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the
2007 Cameco Annual Information Form

rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.
Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004. Permanent water treatment capacity was expanded to about 750 cubic meters per hour. During the water inflow incident, additional temporary capacity was put in place to treat the water flows. Construction was completed in 2005 to increase the permanent and contingency water treatment capacity to about 1,500 cubic meters per hour.
Cameco is working on the transition to new mining zones at McArthur River, including mine planning and development. Currently, only zone 2 is being mined. Zone 2 is divided into four panels (panels 1, 2, 3 and 5).
The McArthur River mine schematic above illustrates the location of the four mining zones with reserves
As extraction of zone 2 (panels 1, 2 and 3) progresses, Cameco expects to place zone 1, zone 2 (panel 5) and the lower mining area of zone 4 into production by 2009, subject to regulatory approval. Cameco plans to continue using the raise bore method to extract ore in these zones.
All tunnels have been developed for zone 1. At zone 2 (panel 5) and lower zone 4, freeze hole drilling and tunnel construction commenced in 2006 and continued in 2007. Significant advances in the freeze drill program were made in 2007 in zone 2 and the accessible portion of lower zone 4. Lower zone 4 development continues to advance, but slower than previously planned in order to reduce the risk of water inflows. The lower zone 4 area is currently forecast to begin production during the second half of 2009. The Company is developing options to access other mining zones if needed.
The mining method for some portions of the ore body, other than zone 1, zone 2 (panels 1, 2, 3 and 5) and the lower mining area of zone 4, will not be the raise boring method. Alternate mining methods in the current plans for these portions of the ore body include boxhole boring, jet boring and blasthole stoping.
In 2005, Cameco determined that the boxhole mining method would be better suited for the upper zone 4 at McArthur River, because it allows development from a preferred location. The Company plans to use this method for production from upper zone 4 beginning in 2012. Boxhole boring is used to excavate an ore body where there is limited or no access from above. The machine is set up on the lower level and a raise is bored upward into the ore body. The ore and rock are carried by gravity down the hole, and are deflected away from the machine. Boxhole boring is a mining
2007 Cameco Annual Information Form

development technique used around the world; however, it would be a first in uranium mining as a production method. The Company has some experience with boxhole boring as it previously tested the boxhole method at Rabbit Lake and Cigar Lake.
Technical challenges associated with this mining method include reaming through frozen ground, raise stability (due to thawing from reaming and backfill), controlling raise deviation, reaming through backfilled raises and control of radiation exposure. Accordingly, the Company has scheduled a long lead-time for implementation to ensure the technical challenges are understood and risks mitigated. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty in the estimated productivity. A team has been assembled at McArthur River to develop the boxhole method. Design of specialized components was completed in 2007, along with mine planning of the test area. Delivery of the boxhole boring machine, which was ordered in late 2006, is anticipated for the first half of 2008. Initial test boring in waste rock is planned for the second half of 2008 after development of the test area. Cameco continues to develop detailed plans for this mining method.
Milling
The McArthur River joint venture has entered into a toll milling agreement with the Key Lake joint venture to process all the ore from the McArthur River mine. The terms of the agreement include a provision for processing at cost plus a fixed toll milling fee. The Key Lake joint venture is operated by Cameco and is owned by Cameco (66 2/3%) and UEM (33 1/3%). UEM is owned equally by Cameco and AREVA. In 2007, 18.7 million pounds U3O8 (Cameco’s share was 13.1 million pounds) was produced by toll milling McArthur River ore at Key Lake. Average mill metallurgical recovery for 2007 was 98.38%.
At the Key Lake mill, McArthur River ore is blended with low grade mineralized material down to approximately 4% U3O8. The uranium in the blended ore is then dissolved in a leaching circuit. The resulting uranium bearing solution is separated from the barren ore solids in a counter current decantation circuit and is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia, producing ammonium diuranate that is thickened and centrifuged before the uranium is transferred to a calciner. The calciner dries and calcines the uranium before it is packed into 200 litre drums. The final product is about 99% U3O8.
In 2006 and a part of 2007, mill process difficulties were encountered associated with higher levels of concrete dilution in the mill feed stream. Sand filters were installed in 2006 and while this equipment improved the clarity of the uranium solution, very fine particles carrying organic material to the water treatment circuit were not removed. The organic carryover resulted in effluent quality that required re-treatment in order to achieve acceptable standards for release to the environment. In March 2007, a hydrogen peroxide circuit was added to reduce the concentration of organic material to acceptable levels. This process change operated through the remainder of 2007, demonstrating that it enables consistent operation at target production rates during periods with elevated concrete in the mill feed. Water treatment efficiency has also been significantly improved due to the hydrogen peroxide circuit addition.
Three permits must be maintained to operate the mill. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and “Permit to Operate Waterworks” from SMOE. These permits are current. The CNSC licence expires on October 31, 2008. The SMOE approvals expire on November 30, 2009. Cameco has submitted a request to renew its CNSC operating license for a five-year term.
Cameco has applied to increase the annual licence capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 per year (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (an “EA”) under the Canadian Environmental Assessment Act (“CEAA”) with the CNSC as the responsible authority. The EA has been delayed as the CNSC has focused on an evaluation of the longer-term environmental impacts of low levels of selenium and molybdenum in the Key Lake mill’s effluent and concentrations of these substances in the downstream environment.
2007 Cameco Annual Information Form

Cameco has developed a three-phase action plan that modifies the effluent treatment process to reduce concentrations of selenium and molybdenum discharged to the environment. After a regulatory hearing in January 2007, the CNSC amended the licence to include a condition for the Key Lake mill to implement this plan. The first phase of the plan is expected to be in place in the first half of 2008.
The EA for the increased licence capacity is pending demonstration of the effectiveness of the process to reduce concentrations of selenium and molybdenum. The Company expects that reducing the current level of these metals will help advance this EA.
In addition to obtaining approval for the EA (which has to be resubmitted at the appropriate time) and licence approval to operate at higher production levels, the Company needs to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River zone transition is ongoing, and only after this transition is complete can the Company fully assess the production rate capacity of the new mining zones. A revitalization pre-feasibility assessment for the Key Lake mill was initiated in October 2006 and is scheduled to be completed in the first half of 2008. Revitalization of the Key Lake mill, which has been in operation since 1983, will include upgrading circuits to new technology for simplified operation, increased production capacity and improved environmental performance.
If the Company receives approval for the increased production limit, Cameco expects that annual production will range between current levels and 20 million pounds until such time as revitalization is completed at Key Lake. Annual production levels after mill revitalization are expected to be largely dependent on mine production.
Accordingly, Cameco anticipates it will be a number of years before it can achieve the sustainable production at the increased rate at these operations, and there is a risk of further delay. Increased annual production to an intermediate level between 18.7 million pounds and the sustainable production rate may be possible prior to the completion of the Key Lake mill revitalization, but will require completion of the other items noted.
There are two tailings management facilities at the Key Lake site. One is an above-ground impoundment with tailings stored within compacted till embankments. This facility, constructed in 1983, has not received tailings since 1996. Cameco is reviewing several decommissioning options regarding this facility.
The other tailings management facility (“TMF”) is located within the Deilmann pit, which was mined out in the 1990s. Tailings deposition in the Deilmann TMF began in early 1996, using a staged subaerial/subaqueous deposition mode with an initial pervious sand envelope constructed around the perimeter of the pit. The sand envelope was designed to allow excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. At the end of 1998, approval was received from the CNSC and Saskatchewan Environment Resource Management to cease construction of the sand envelope and convert the mode of tailings deposition from subaerial to subaqueous. This is in accordance with the environmental impact statement prepared and approved for this TMF. Conversion started immediately. Flooding of this TMF commenced in June 1999.
Tailings from processing McArthur River ore are deposited in the Deilmann TMF. The currently approved capacity of the Deilmann TMF is sufficient to operate at current production rates for approximately six years, assuming only minor storage capacity losses due to sloughing (or erosion) from the pit walls. Cameco has initiated the necessary work in two stages to obtain regulatory approval for a final higher tailings elevation that will be sufficient to hold all tailings generated from processing of McArthur River reserves. This first stage will involve the provision of technical analysis which is expected to result in approximately four years of additional capacity. The second stage will involve an additional environmental assessment process. Cameco has performed several studies to better understand the pitwall sloughing mechanism and initiated engineering work to design and build mitigation measures for prevention of sloughing. Sloughing has occurred in the past at the Deilmann TMF resulting in the loss of approved capacity. Although the situation has recently stabilized, there is a risk of further sloughing at the Deilmann TMF.
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There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low-grade mineralized material. The latter are currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit. The dilution of the high-grade ore serves three purposes: recovery of uranium from the low-grade material, reduced radiation exposures in the mill, and final disposal of the low- grade waste. The remaining non-mineralized waste rock stockpiles will require decommissioning upon site closure.
Safety and Radiation Control
At McArthur River, a key source of radiation exposure during mining results from radon gas that emanates from ore and groundwater. Radon exposure is minimized by effective use of ventilation. Water inflows are collected underground and pumped to the surface for treatment before being released to the environment. Exposure to radiation from the high-grade ore is minimized by containment, shielding and remote handling.
The radiation levels that workers at McArthur River and Key Lake receive are closely monitored. This includes the use of both personal and area monitoring to measure and control exposures.
Under the Nuclear Safety and Control Act, radiation exposure limits incorporate a formula that combine the doses of gamma radiation, radon and dust intake an individual receives in a year. Since mine start up, radiation exposure levels at both the mine and the Key Lake mill have been well below applicable standards.
McArthur River Resource and Reserve Estimates
The mineral reserve and resource estimates for McArthur River are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Uranium mineralization is continuous in quality and quantity between sampled areas.

(b)	Water control measures are effective at preventing water inflow.

(c)	The reported mineral reserves include appropriate provisions for dilution or mining recovery.

(d)	The reported mineral resources do not include allowances for dilution and mining recovery.

(e)	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $49.00 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $59.00 (US) per pound U3O8 was used. Estimated mineral reserves at McArthur River are the same using either uranium price.

(f)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the mineral resource and mineral reserve estimates.
2.	Key Parameters
(a)	Grades were obtained from radiometric probing of underground drillholes and converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values.

(b)	Densities were determined from regression formulas based on density measurements of drill core and chemical assay grades.

(c)	Limits and continuity of the mineralization are structurally controlled.
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(d)	Mineral reserves at McArthur River are based on estimated quantities of uranium recoverable by the current raise bore mining method and the currently planned mining methods of boxhole boring, jet boring and/or blasthole stoping.

(e)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US $1.00 = Cdn $0.99 (reflecting the exchange rate at December 31, 2007).
3.	Key Methods
(a)	Three-dimensional wire frame models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and plan views. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging.

(b)	Mineral reserves are defined as the economically mineable part of the indicated and measured mineral resources. Only mineral reserves have demonstrated economic viability. The amount of reported mineral resources does not include amounts identified as mineral reserves.

(c)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any mineral reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
Rabbit Lake
Rabbit Lake in northern Saskatchewan is a uranium mining and milling complex that has been in operation since 1975 and is wholly owned by Cameco. The Eagle Point mine, located on the Rabbit Lake lease, was reopened in 2002, ending a care and maintenance period of three years. Following resumption of Eagle Point ore production, the Rabbit Lake mill also resumed operation in 2002, ending a one-year care and maintenance period. Based upon the current mine plan, Eagle Point Mine mineral reserves are forecast to be depleted in 2012. A diamond drilling exploration program is planned to continue through 2009 with the objective to further extend the mine life beyond 2012. The mineral reserve and resource estimates for Rabbit Lake are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources.
In late November 2007, there was an increased water inflow at the Eagle Point underground mine and mining was suspended. Cameco immediately began construction of four concrete bulkheads to control the inflow, and at the same time initiated action to find and seal the source of the inflow. An old surface exploration drill hole was confirmed as the source and plugged allowing normal mining activities to resume on December 31, 2007, well ahead of plan.
Rabbit Lake produced 4.0 million pounds of U3O8 during 2007, 1.5 million pounds less than target. The production shortfall was due to the following factors: tonnage and mill head grade were lower than in 2006; changes were made to the mine plan, which were necessary while work was carried out to obtain regulatory approvals for a new mining zone; production from the new mining zone was restricted by higher than anticipated radon gas levels and the steps taken to manage workers’ radon exposure; and underground mining activities were suspended due to the increased water inflow in November 2007.
Cameco has been carrying out exploration and delineation drilling in the vicinity of the Eagle Point mine since 2003. Proven and probable reserves at the end of 2007 total 16.2 million pounds versus 19.1 million pounds at the end of 2006. Prospects for additional mineral reserves have been identified. Targets for exploration include areas both north and south
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of the current mine workings and at depth. Cameco is conducting this exploration from both surface and underground in an attempt to further extend the mine life. An extensive lateral development program to access the additional mineral reserves will continue for the next few years. Development of mine workings in 2007 totalled 3.5 kilometres and underground exploration drilling was 65,000 metres. In 2008, Cameco plans to develop approximately 4 kilometres of mine workings and complete about 45,000 metres of underground exploration drilling.
In January 2008, groundwater and soil contamination was discovered by Cameco at the Rabbit Lake mill. The relevant regulatory authorities have been notified. Cameco is assessing the extent of the contamination, possible methods to contain it, and how to prevent future contamination. Seepage from the mill is believed to be the source of the contamination. In order to effect initial repairs to higher risk areas, in March Cameco decided to extend the regularly scheduled mill shut down into April. Cameco expects to recommence milling in the second quarter of 2008. The Rabbit Lake mill normally operates on a one week on and one week off cycle due to mill capacity being much greater than mine production. As a result, at this time, Cameco believes the mill shut down will not impact its 2008 Rabbit Lake production forecast.
There are three permits that must be maintained to conduct mining and milling activities at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from SMOE. These permits will expire on October 31, 2008. Cameco has submitted a request to renew its CNSC operating license for a five-year term. Application for a provincial operating license renewal will be made in early to mid 2008.
Subject to regulatory approval, after an initial two-year mine ramp up period, it is expected that the Rabbit Lake mill will process just over one-half of the uranium solution resulting from the milling at AREVA’s JEB mill of the current Cigar Lake reserves. An EA relating to this uranium solution processing at Rabbit Lake (including the expansion of the RLITMF as described below), was submitted to regulatory authorities in November 2006. A revised EA was submitted regulatory authorities in January 2008. A CNSC hearing to consider the EA is expected by mid 2008.
Subject to regulatory approval, Cameco plans to complete the majority of the mill modifications by the end of 2013. In addition, a significant mill upgrade for long-term operation is planned. The processing of Cigar Lake uranium rich solution at Rabbit Lake is governed by a toll milling agreement made effective January 2002 between Cameco and the Cigar Lake Joint Venture. (See Cigar Lake – Toll Milling Agreements below).
Cameco has determined that the Rabbit Lake In-Pit tailings management facility (“RLITMF”) will require expansion laterally and vertically in order to store tailings from the processing of Eagle Point ore and Cigar Lake uranium solution at Rabbit Lake. The existing approved tailing capacity at the RLITMF is sufficient to store tailings from the processing of Eagle Point ore until 2011, depending on milling rates and ore grades. Although there was sufficient capacity in the RLITMF for Cigar Lake tailings when the Rabbit Lake toll milling agreement was originally signed, additional production from the Eagle Point mine as a result of mine life extensions has consumed some of the existing tailings capacity planned for Cigar Lake uranium solution processing. Cameco is in the process of seeking regulatory approvals to expand the RLITMF. Engineering design work for the expansion of the RLITMF began in the first quarter of 2007.
Crow Butte
Crow Butte is an ISR uranium operation located near Crawford, Nebraska. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources.
Smith Ranch-Highland
Smith Ranch — Highland is an ISR uranium operation located near the towns of Glenrock and Douglas, Wyoming. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and resource estimates for Smith Ranch — Highland are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. The Smith Ranch mill processes all Smith Ranch — Highland ISR mined uranium.
2007 Cameco Annual Information Form

Development Projects
Cameco has one material uranium development project — Cigar Lake — in northern Saskatchewan. In December 2004, the Cigar Lake Joint Venture (“CLJV”) decided to develop the Cigar Lake mine. A production forecast for Cigar Lake is provided below at Cigar Lake – Development.
Cameco also has a uranium development project in Kazakhstan called Inkai. In April 2004, Joint Venture Inkai decided to develop an ISR mine at the Inkai uranium deposit. Cameco, the joint venture operator, is targeting commercial production at Inkai for 2008, subject to the availability of acid as discussed below at Inkai.
Continued development and start up of production at these two development projects is subject to the timely receipt of all necessary approvals, permits and licences.
Cigar Lake
Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), AREVA Resources Canada Inc. (“AREVA”) (37.1%), Idemitsu Canada Resources Ltd. (“Idemitsu”) (7.875%) and TEPCO Resources Inc. (“TEPCO”) (5.0%). Cameco is the operator. At December 31, 2007, Cameco’s share of the Cigar Lake proven mineral reserves was 248,500 tonnes of ore containing 113.2 million pounds U3O8 with an average grade of 20.7% U3O8; of the indicated mineral resources was 30,500 tonnes of ore containing 3.3 million pounds U3O8 with an average grade of 4.9% U3O8; and of the inferred mineral resources was 158,500 tonnes of ore containing 59.1 million pounds U3O8 with an average grade of 16.9% U3O8.
In December 2004, the CLJV decided to proceed with development of the Cigar Lake mine. A construction licence for Cigar Lake was issued by the CNSC on December 20, 2004. Construction of the Cigar Lake project began in January 2005. Construction has been delayed due to the two water inflow incidents that occurred in 2006 (see Water Inflow Incidents and Remediation below). The first incident in April 2006 resulted in the flooding of the second shaft, which was under construction. The second incident in October 2006 resulted in the flooding of the underground development areas. In November 2006, Cameco commenced work at Cigar Lake to remediate the underground development areas. Cameco obtained an amended construction licence for Cigar Lake in 2007, which is valid until December 31, 2009.
A technical report entitled “Cigar Lake Project, Northern Saskatchewan, Canada” dated March 30, 2007 (the “Cigar Lake Technical Report”) was prepared for Cameco by Cameco qualified persons in compliance with NI 43-101. The following description of the Cigar Lake Project is based on and, in some cases directly extracted from, the Cigar Lake Technical Report, with certain updates to reflect developments since the date of the Cigar Lake Technical Report. A copy of the Cigar Lake Technical Report can be obtained from SEDAR at www.sedar.com. Conclusions, projections and estimates set out in this Annual Information Form regarding Cigar Lake are subject to the qualifications, assumptions and exclusions that are detailed in the Cigar Lake Technical Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the Cigar Lake Technical Report filed on SEDAR should be read in its entirety.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province and taxes, see Canadian Royalties and Certain Taxes.
Property Description and Location
The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake mine site was initially developed for the activities of test mining.
The mineral property consists of one mineral lease (ML-5521) and 25 mineral claims (No. S-106540 to 106564 inclusive), totalling 93,048 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML-5521, totalling 308 hectares. The right to mine this uranium deposit was acquired under this mineral lease. The current mineral lease ML-5521 expires on December 1, 2011 with the right to renew for successive ten-year terms absent a default by Cameco. Mineral lease ML-5521 may not be terminated by the
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Government of Saskatchewan except in the event of default by Cameco and for certain environmental concerns prescribed in The Crown Minerals Act (Saskatchewan).
Surrounding the Cigar Lake deposit are 25 mineral claims, totalling 92,740 hectares. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
There is an annual requirement of $2.3 million either in work or cash to retain title to mineral lease ML-5521 and the 25 mineral claims. Based on previous work submitted and approved by the Government of Saskatchewan, title is secure until 2022.
The surface facilities and mine shafts for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004 and is valid for 33 years until May 27, 2037. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved and approved by the provincial government. The Cigar Lake surface lease covers a total of 959 hectares of Crown land.
The Cigar Lake airstrip is under a separate surface lease covering a total of 17.2 hectares. There is also a surface lease for roadways covering a total of 24.2 hectares. The airport lease was renewed with the province of Saskatchewan in 2007 and will expire in May 2028. These surface leases are renewable if necessary until full property decommissioning has been achieved and approved by the Saskatchewan Government.
All current mineral reserves and mineral resources are contained within mineral lease ML-5521. Underground workings are confined to a small portion of the area of the mineral lease where initial test mining was concentrated. A total of 53 tonnes of high-grade mineralization in bulk bags from the test mining is stored on the surface storage pad.
Waste rock generated at the Cigar Lake mine site is currently stored in one of four waste rock piles on site, depending on the nature of the waste rock. The first two of these are the clean waste stockpiles, which will remain at the minesite. The third is mineralized waste, contained on a lined pad (>0.03% U3O8), which will be disposed of underground at the Cigar Lake mine. No mineralized waste has been identified in the development to date. The fourth is potentially acid generating waste rock which will be temporarily stored at site on a lined pad and will be eventually transported to the Sue C pit at the McClean Lake facility for permanent disposal. The costs of the eventual disposal of the Cigar Lake potentially acid generating waste rock in Sue C pit is addressed in the Potentially Reactive Waste Rock Disposal Agreement between the McClean Lake Joint Venture (“MLJV”) and CLJV dated January 1, 2002. In addition, a fifth waste pile contains overburden material that is used during surface construction and will be used during site reclamation.
No tailings will be stored at the Cigar Lake site since all ore mined will be transported to the McClean Lake JEB mill and Rabbit Lake mill for processing. As a result, Cigar Lake project tailings will be generated at both the McClean Lake JEB mill and the Rabbit Lake mill. The toll milling agreements as (described below) cover the generation of tailings at the McClean Lake JEB mill and Rabbit Lake mill and manage the financial liabilities associated with these tailings.
Although there was sufficient capacity for the Cigar Lake tailings in the Rabbit Lake in-pit tailings management facility (“RLITMF”) when the Rabbit Lake Toll Milling Agreement described below was originally signed, additional production, due to mine life extensions, from the Eagle Point mine at Rabbit Lake has consumed a portion of the capacity in the RLITMF. Subsequently, it has been determined that the RLITMF will have to be expanded and Cameco is in the process of seeking the regulatory approvals to do so. The cost of expanding the RLITMF has not been included in the Cigar Lake project capital cost estimates described herein.
A discussion of the permitting required to conduct the work proposed for the Cigar Lake project is described below (See Development).
2007 Cameco Annual Information Form

Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the property is by an all weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. Saskatoon is a major population centre located 660 kilometres south of the Cigar Lake deposit with highway and air links to the rest of North America. An unpaved airstrip is located east of the minesite within the airstrip surface lease, allowing flights to the Cigar Lake property. The water for the industrial activities and the camp comes from nearby Waterbury Lake. A lake, called Cigar Lake, overlies part of the inferred mineral resources. The site is connected to the provincial electricity grid with a 138kV overhead power line. There are standby generators in case of grid power interruption.
Personnel are recruited on a preferential basis: initially from the communities of northern Saskatchewan, followed by the province of Saskatchewan, and then outside to other provinces. The development and construction work is tendered to a number of contractors.
The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can reach above 30°Celsius (°C) on occasion. Mean daily maximum temperatures of the warmest months are around 20°C and only three months on average have mean daily temperatures of 10°C or more. The winters are cold and dry with mean daily temperatures for the coldest month below -20°C. Winter daily temperatures can reach below -40°C on occasion. Freezing of surrounding lakes, in most years, begins in November and break-up occurs around the middle of May. The average frost-free period is approximately 90 days.
Average annual total precipitation for the region is approximately 450 millimetres, of which 70% falls as rain. Site activities are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during winter months using propane-fired burners.
The surface leases grant sufficient rights, subject to regulatory approvals, for mining operations for the current mineral reserves and the lands subject to the surface leases are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. Occasional small stands of white birches may occur in more productive and well-drained areas. The surface facilities are approximately 490 metres above sea level.
History
The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 247 holes and more than 101,100 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.
Public hearings on the project environmental impact were concluded in 1997 and, based on the recommendation of the joint federal-provincial panel, the governments of Canada and Saskatchewan authorized the project to proceed to the regulatory licensing stage.
In June 2001, the CLJV approved a feasibility study and detailed engineering design was initiated. On June 30, 2004, the environmental assessment for construction and operation of Cigar Lake was completed and on December 20, 2004, the CNSC approved the full construction licence for the Cigar Lake project.
In December 2004, the CLJV approved a construction budget of approximately $450 million that included surface and underground facilities at Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake. See Mining Operations below for the 2007 capital cost estimate.
2007 Cameco Annual Information Form

Geological Setting
The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. Cigar Lake shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. However, the Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The geological setting at Cigar Lake is similar to that at the McArthur River mine in that the sandstone overlying the basement rocks of the deposit contains significant water at high hydrostatic pressure.
The deposit is flat lying, approximately 1,950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.
Exploration
Mineral lease ML-5521, which covers the Cigar Lake deposit, is surrounded by 25 mineral claims. AREVA is responsible for all exploration activity on these 25 surrounding claims under the CLJV agreements.
Subsequent to the discovery of the Cigar Lake deposit, the majority of exploration activities over the next few years were concentrated on mineral lease ML-5521, which hosts the Cigar Lake deposit, with only moderate activity on the 25 surrounding mineral claims. All exploration activities ceased after the 1986 field season for a period of 12 years, until exploration work on the 25 surrounding mineral claims recommenced in 1999.
The 1999 work program on these claims started with a period of data compilation and review of all the work conducted to date, following which additional exploration was started focussing upon developing further understanding of the Cigar trend and developing knowledge of the large, unexplored parts of the project. Since the inception of exploration activities to the end of the 2007 drilling program, a total of 90 exploration diamond drillholes (totalling 42,156 metres) and an additional 38 shallow drillholes (totalling 2,140 metres) have been completed on these claims.
During the 2006 exploration drilling program, a drill hole located 700 metres east of the Cigar Lake ore body had an intercept with a radiometric grade of 21% U3O8 over a vertical thickness of 7.7 metres. An AREVA exploration drilling program in 2007 extended the mineralization intersected in 2006 over a strike length of approximately 120 metres, with mineralization intersected in four of the nine drill holes.
The data from the exploration program on the 25 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake.
Mineralization
Three distinct styles of mineralization occur within the Cigar Lake deposit: high-grade mineralization at the unconformity (“unconformity” mineralization) which includes the ore; fracture controlled, vein-like mineralization higher up in the sandstone (“perched” mineralization); and fracture controlled, vein-like mineralization in the basement rock mass.
The body of high-grade mineralization located at the unconformity contains the bulk of the total uranium metal in the deposit and represents the economically viable style of mineralization, considering the available mining methods and ground conditions. It is characterized by the occurrence of massive clays and high-grade uranium concentrations.
The high-grade, unconformity mineralization consists primarily of three dominant rock and mineral facies occurring in varying proportions. These are quartz, clay (primarily chlorite with lesser illite) and metallic minerals (oxides, arsenides, sulphides). In the two higher-grade eastern lenses, the ore consists of approximately 50% clay matrix, 20% quartz and 30% metallic minerals, visually estimated by volume. In this area, the unconformity mineralization is overlain by a very
2007 Cameco Annual Information Form

weakly mineralized contiguous clay cap one to five metres thick. In the lower-grade western lens, the proportion changes to approximately 20% clay, 60% quartz and 20% metallic minerals.
Drilling
The Cigar Lake uranium deposit was discovered in 1981 on mineral lease ML-5521 by drill hole number WQS2-015 of a regional programme of diamond drill testing of geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys. The deposit was subsequently delineated by a major surface drilling program during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2002 when the last surface hole prior to 2007 was drilled. An additional 20 holes were drilled during 2007 for various geotechnical and geophysical programs. In total, 101,154 metres of diamond drilling has been completed in 247 surface holes. Of the 247 surface drillholes and wedged intersections drilled, 112 have been drilled within the geologically interpreted deposit limits and intersected minimum mineralized intervals with grade times thickness (GT) value greater than 3.0 metres % U3O8, equivalent to 2.5 metres at 1.2% U3O8.
In addition to the surface holes, diamond drilling has been done from underground access locations primarily to ascertain rock mass characteristics in advance of development and mining, both in ore and waste rock. In the period from 1989 to 2007, 132 underground diamond drillholes totalling 11,108 metres were drilled. Only seven of these underground holes have intersected the ore body.
A total of 347 freeze and temperature monitoring holes have been drilled to the end of 2007 during the construction phase, of which approximately 150 have been gamma surveyed. The freeze holes are drilled by percussion methods so no core is available for assays and uranium content is estimated by probing the holes with radiometrics. Cameco plans to reconfirm the current conversion factors for estimating uranium grade from the radiometrics by drilling several core holes and using them for calibration purposes.
Cameco is satisfied with the quality of data obtained from the exploration drilling program on mineral lease ML-5521 and considers it valid for use in the estimate of mineral resources and mineral reserves at Cigar Lake.
Sampling and Analysis
Drilling in the eastern part of the deposit, an area 700 metres long by 150 metres wide, labelled Phase 1, has been done at a nominal drill hole grid spacing of 50 metres east-west by 20 metres north-south. On three of these fences, wedging from primary holes generated intersections at 10 metres spacing along the fences. Two fill-in fences were drilled at a spacing of 25 metres, with holes at nominally 20 metres along the fences. As well, along the central east-west axis of the eastern zone, five holes were drilled at 25 metres spacing.
The western part of the deposit, an area of 1,200 metres long by 100 metres wide, labelled Phase 2, has been drilled at a nominal drill hole grid spacing of 200 metres east-west by 20 metres north-south.
All holes were core drilled. All holes were gamma probed. In-hole gamma surveys and hand held scintillometer surveys were used to guide sampling of core for assay purposes.
In the early stages of exploration drilling, sampling of mineralized intervals was done on a geological basis, whereby sample limits were determined based on geological differences in the character of the mineralization. Samples were of various lengths, up to 50 centimetres. Beginning in 1983, sampling intervals for core from the ore body have been fixed at the property standard 50 centimetres. Subsequently, all sample results have been mathematically normalized to the standard interval of 50 centimetres for mineral resource estimation purposes.
On the upper and lower contacts of the mineralized zone, two additional 50 centimetre samples were taken to ensure that the zone was fully sampled at the 1,000 parts per million (0.1%) U3O8 cut-off.
In total, more than 3,550 samples have been assayed from all the surface holes drilled to define and delineate the deposit.
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Except for some of the earliest sampling, in 1981 and 1982, the entire core from each sample interval was taken for assay. This practice of sampling the entire core reduces the sample bias inherent when splitting core.
For holes drilled into the deposit, sampling of drill core and gamma probing of underground drillholes was undertaken to the same standards as done for surface holes. However, most of the holes drilled into the deposit were rotary holes for ground freezing, from which no core was recovered. In these holes, reliance will be placed on radiometric assays for grade determinations to be used in future mineral resource and mineral reserve estimations.
Reliance for grade determinations in mineralized rock has been placed primarily on chemical assays of drill core. Core recovery through the ore zone has generally been very good. Where necessary, uranium grade determination has been supplemented by radiometric probing from gamma logs (gamma surveys within the drillholes).
For mineral resource and mineral reserve estimation purposes, where core recovery was less than 75%, radiometric assays were substituted for chemical assays. A total of 32 samples were identified with recoveries less than 75% out of a total of 2,367 assayed samples.
From about 1983 onward, all drilling and sample procedures have been standardized and documented. This has imparted a high degree of confidence in the accuracy and reliability of results of all phases of the work.
Sample composites were calculated by taking the weighted average for the mineralized intercept in each drill hole using a 1.2 % U3O8 cut-off grade with the inclusion of 0.5 metre of waste at the top and bottom of each drill intercept. Vertical surface drillholes generally represent the true thickness of the zone as the mineralization is flat lying. The greatest true width among the drill hole composites is 16.5 metres, and the lowest, 2.5 metres with an average true width of about six metres.
The highest and lowest assay values among the sample are respectively 82.9% U3O8 and 0.0% U3O8. The highest and lowest density values among the samples are respectively 6.38 tonnes per cubic metre and 1.37 tonnes per cubic metre.
The majority of uranium assays in the database were obtained from Loring Laboratories Ltd.
The original database, from which the mineral resource and mineral reserves were estimated, was compiled by previous operators. The original signed assay certificates are available and have been reviewed.
The quality assurance – quality control procedures that were used were typical for the time period of the analyses. Cameco has reviewed the data and is of the opinion that the data is of adequate quality to be used for mineral resource and mineral reserve estimation purposes. Furthermore, the continuity and high grade nature of the ore zone has been confirmed from radiometrics of closely spaced underground freeze hole drilling.
Security of Samples
Cameco is not aware of the security measures in place at the time of the deposit delineation. However, the current core logging area is the same facility as was used during the delineation drilling. It is well removed from the mine site and a locked gate bars road access to anyone not authorized.
Cameco has no reason to doubt that sample security was maintained throughout the process.
Cigar Lake Resource and Reserve Estimates
The mineral reserve and resource estimates for Cigar Lake are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
2007 Cameco Annual Information Form

1.	Key Assumptions
(a)	Mineral resources have been estimated at a minimum mineralized thickness of 2.5 metres. A cut-off grade of 5% U3O8 has been applied to the Phase 1 measured mineral resource. A cut-off grade of 1.2% U3O8 has been applied to the Phase 1 indicated mineral resource. The inferred mineral resources have been estimated by applying a cut-off grade of 5.9% U3O8 to the Phase 2 resource block model.

(b)	Mineral resources have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit at 0% U3O8. No allowance for mining loss is included.

(c)	Mineral reserves have been estimated at a cut-off grade of 5.9% U3O8 applied to the Phase 1 mineral resource block model.

(d)	Mineral reserves have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit, plus 5% external dilution and 5% backfill dilution at 0% U3O8. Mineral reserves have been estimated based on 90% mining recovery.

(e)	For the purpose of estimating mineral reserves in accordance with NI 43-101, a price of $49.00 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with United States Securities and Exchange Commission Industry Guide 7 for US reporting purposes, a price of $59.00 (US) per pound U3O8 was used. Estimated mineral reserves at Cigar Lake are the same at either price.

(f)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the mineral resource and mineral reserve estimates.
2.	Key Parameters
(a)	Grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing. The grade of a sample was estimated from radiometric results if the core recovery was less than 75%.

(b)	Where density was not directly measured for each sample, a correlation between uranium grade and density was applied.

(c)	Mineral reserves at Cigar Lake are based on estimated quantities of uranium recoverable by a tested mining method.

(d)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US $1.00 = Cdn $0.99 (reflecting the exchange rate at December 31, 2007).
3.	Key Methods
(a)	Mineral reserves were estimated based on the use of the jet boring mining method combined with bulk freezing of the ore body. Jet boring produces an ore slurry with initial processing consisting of crushing and grinding underground, leaching at the McClean Lake JEB mill and yellowcake production split between the McClean Lake JEB mill and Rabbit Lake mill.

(b)	Mining rates are assumed to vary between 80 and 140 tonnes per day and a full mill production rate of 18 million pounds of U3O8 per year based on 98.5% mill recovery.
2007 Cameco Annual Information Form

(c)	The geological interpretation of the ore body outline was done on section and plan views derived from core drill hole information. Mineral resources and mineral reserves were estimated using 2-dimension horizontal block models. Except in the case of the inferred mineral resources, the block size of 15 metres x 6 metres was used. For inferred mineral resources, the block size was increased to 40 metres x 10 metres.

(d)	The geological model does not incorporate the results of the underground freeze holes since the conversion of radioactivity measurements to uranium grade has not yet been confirmed by chemical assays.

(e)	Ordinary kriging served to estimate the grade, thickness and density of the blocks.

(f)	Mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only mineral reserves have demonstrated economic viability. Reported mineral resources do not include those amounts identified as mineral reserves.

(g)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any mineral reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
Decommissioning and Reclamation
The Cigar Lake project Preliminary Decommissioning Plan (“PDP”) was revised as part of the relicensing that occurred in 2007. This decommissioning plan considers the environmental liability issues up to the end of the construction of the facility. This PDP was approved by both federal and provincial regulatory agencies and it indicates a preliminary decommissioning cost estimate (“PDCE”) of $25.4 million (of which Cameco’s share is $12.7 million). Financial assurances to cover this PDCE are posted with SMOE.
The approved Cigar Lake PDP is valid to the end of construction. Once mining begins, Cameco will need to revise the PDP, as reclamation and remediation liabilities will begin to increase with the production of ore and the associated generation of mining wastes. The Cigar Lake PDP discusses the approach to addressing liabilities associated with mining. The future liabilities will be addressed in subsequent revisions to the Cigar Lake PDP.
The reclamation and remediation activities associated with the Cigar Lake project waste rock and/or tailings at the McClean Lake and Rabbit Lake facilities are covered by the PDP and PDCE prepared for these facilities. Future liabilities associated with expansion of the Rabbit Lake RLITMF will be addressed in future updates to the Rabbit Lake PDP.
Mining Operations
The mining of the Cigar Lake deposit faces many challenges including control of groundwater, weak rock formations, and radiation protection. Based on these challenges, it was identified that a non-entry mining method would be required to mine the deposit.
The jet boring mining method was selected for the mining of the Cigar Lake deposit after many years of exploration and test mining activities. The method consists of cutting approximately 4.5 metres diameter cavities with a high pressure water jet in previously frozen ore. It was developed and adapted specifically for this deposit and one of its primary features is its non-entry approach, whereby personnel are not exposed to the ore body as all mining will be conducted
2007 Cameco Annual Information Form

from headings located in the basement rock below it. Through the application of the non-entry mining method, the containment of the ore cuttings within cuttings collection systems, and the application of ground freezing, the amount of radiation exposure to workers has been minimized to acceptable levels that are below regulatory limits. Experience with non-entry mining of high grade uranium ore at Cameco’s McArthur River mine has demonstrated the effectiveness of this mining approach to manage radiation exposures.
Cigar Lake ore will be processed at three locations. Size reduction will be conducted at Cigar Lake, leaching will occur at McClean Lake and final yellowcake production will be split between McClean Lake and Rabbit Lake for a total estimated annual production rate of 18 million pounds U3O8 when the mine is in full operation. The MLJV owns the McClean Lake operation, including the McClean Lake JEB mill, and AREVA is the operator of the MLJV. Cameco owns the Rabbit Lake mill.
The first stage of processing will take place underground at Cigar Lake. The ore slurry produced by the jet boring mining system will be pumped to the underground crushing and grinding facility. The resulting finely ground, high density ore slurry will be pumped to surface storage tanks, thickened and loaded into truck mounted containers, similar to those currently being used at McArthur River mine.
The containers of ore slurry will be trucked to AREVA’s McClean Lake operations, 70 kilometres to the northeast for processing. All the Cigar Lake ore will be leached at the McClean Lake JEB mill and final uranium solution processing is split between the McClean Lake JEB mill and Rabbit Lake mill as described below under Toll Milling Agreements. Both the McClean Lake JEB mill and Rabbit Lake mill require modifications to process the Cigar Lake ore.
The CLJV has entered into toll milling agreements for the processing of the Cigar Lake uranium at the McClean Lake JEB and Rabbit Lake mills.
Toll Milling Agreements
For a period of approximately two years, initially all Cigar Lake ore will be processed at the McClean Lake JEB mill located at AREVA’s McClean Lake operations. Thereafter, as Cigar Lake production ramps up to planned full capacity, a portion of the uranium processing will be completed at Cameco’s Rabbit Lake mill. These milling arrangements are subject to two toll milling agreements described below. These toll milling agreements were an integral part of the arrangements that resulted in the CLJV deciding in late 2004 to proceed with development of Cigar Lake.
JEB Toll Milling Agreement
The JEB Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which the MLJV will process Phase 1 ore delivered to the McClean Lake JEB mill into JEB uranium solution, further process the JEB uranium solution into uranium concentrates and process all Phase 2 ore into uranium concentrates at the McClean Lake JEB mill. Phase 1 ore is the current Cigar Lake mineral reserves and Phase 2 ore is part of the current Cigar Lake mineral resources. Mineral resources in Phase 2 are in the inferred category and have been evaluated from a preliminary perspective only. Further drilling and mining studies are needed before these resources can be fully evaluated.
All uranium solution resulting from the mill processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill based upon two categories: Phase 1(a) ore and Phase 1(b) ore. Phase 1 (a) ore represents the first 160 million pounds U3O8 recovered collectively by the McClean Lake JEB and Rabbit Lake mills. Phase 1(b) ore represents the balance of the Phase 1 ore which is equal to approximately 64 million pounds of Cigar Lake mineral reserves.
Generally, for an initial ramp up period of two years, 100% of the uranium solution resulting from the processing of Phase 1 ore is allocated to the McClean Lake JEB mill to process into uranium concentrates. Thereafter, the McClean Lake JEB mill will process 42.7% of the Phase 1(a) uranium solution into uranium concentrates (50% of the Phase 1(b) uranium solution). McClean Lake will send up to 57.3% of the Phase 1(a) uranium solution to the Rabbit Lake mill for further processing into uranium concentrates (50% of the Phase 1(b) uranium solution).
2007 Cameco Annual Information Form

For the toll milling and related services, the CLJV pays the MLJV toll milling charges comprising the CLJV’s share of McClean Lake JEB mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase 1(a), Phase 1(b) and, if applicable, Phase 2).
The agreement requires the MLJV to modify the McClean Lake JEB mill to process Phase 1 ore. The CLJV agreed to pay a portion of the cost to modify the McClean Lake JEB mill to a specified maximum amount, which limit has been met. This contribution limit may be exceeded in certain circumstances. The balance of the cost is the MLJV’s responsibility. These McClean Lake JEB mill modifications are expected to be completed in 2008, with the exception of the uranium solution off-loading facility, which is expected to be complete in 2012 or 2013. In certain circumstances, standby costs will be payable by the CLJV to the MLJV, including if the McClean Lake JEB mill modifications are complete and no uranium is being processed at the McClean Lake JEB mill.
The MLJV is responsible for all costs of decommissioning the McClean Lake JEB mill.
Rabbit Lake Toll Milling Agreement
As described above under JEB Toll Milling Agreement, all uranium solution resulting from the processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill. The Rabbit Lake Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which Cameco will process its allocation of uranium solution from Phase 1 ore into uranium concentrates at the Rabbit Lake mill.
For the toll milling and related services, the CLJV pays Cameco toll milling charges comprising the CLJV’s share of Rabbit Lake mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase (1)(a) and Phase 1(b)).
The agreement requires Cameco to modify the Rabbit Lake mill to process its allocation of uranium solution from milled Phase 1 ore and Cameco is planning to complete the majority of modifications by 2013. The majority of these modification costs will be incurred by Cameco in either its role as mill owner or 50% CLJV owner. The CLJV agreed to pay a portion of these costs to a specified maximum amount, which limit may be exceeded in certain circumstances. In certain circumstances, standby costs will be payable by the CLJV to Cameco, including if the Rabbit Lake mill modifications are complete and no uranium is being processed at the Rabbit Lake mill.
Cameco is responsible for all costs of decommissioning the Rabbit Lake mill.
Water Inflow Incidents and Remediation
On April 5, 2006, a water inflow occurred at the base of No. 2 Shaft, through a failed valve assembly on a grouting standpipe, which led to the flooding of the shaft and cessation of activities in the shaft. As the shaft was not complete and not connected through to the main mine workings, the flooding was limited to No. 2 Shaft. In 2007, the CLJV decided to complete the No.2 Shaft to provide an alternative route out of the mine prior to beginning excavation in areas at elevated risk of water inflow and to provide additional underground ventilation, reflecting a more conservative approach to risk management. A remediation plan has been developed to freeze the ground in the aquifer affecting the No. 2 Shaft and then recommence shaft sinking. Alternatives to ground freezing to allow commencement of shaft sinking are also under assessment. Cameco is undertaking further assessment of the rock structure around the partially completed No.2 Shaft by conducting a geotechnical drilling program as well as several geophysical surveys from surface (borehole seismic, vertical seismic, induced polarization, gravity survey, etc.) to gather more detailed images of the structures and geology in and around the mine and No. 2 Shaft workings. Cameco is targeting substantial completion of these programs in the first half of 2008. The successful completion of these programs will assist in determining the necessary shaft design to complete shaft sinking.
2007 Cameco Annual Information Form

On October 23, 2006, the underground mine at Cigar Lake was flooded following a water inflow, which caused a termination of underground activities. Subject to CLJV’s approval, Cameco is proceeding with a phased plan to restore the underground workings at Cigar Lake. This plan consists of five phases. Each phase requires regulatory approval. Cameco has received approval from regulatory authorities for Phase one.
Phase one involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement is needed, pumping concrete through the drillholes, sealing off the inflow with grout, drilling dewatering holes and installing pumps to dewater the mine. Concrete was required in two underground locations – one at the rock fall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. The concrete mixture, which was designed to harden under water, was poured in successive layers. Fourteen drillholes for reinforcing and sealing off water inflow areas were completed in the first quarter of 2007. Three additional drill holes were completed by July 2007 to obtain additional information. The tunnel adjacent to the inflow area was filled with 2,600 cubic metres of concrete in the first half of 2007. During the second half of 2007, the concrete barrier plug was completed after pouring approximately 1,000 cubic metres of concrete in the tunnel in the vicinity of the original inflow and grouting around it to seal it off. The barrier plug effectively isolated the inflow area from the rest of the mine workings. Subsequently, an additional 1,000 cubic metres of concrete was poured behind the concrete barrier plug and up into the area above the rock fall where the water inflow began. Grouting was conducted above the inflow area to seal off this area and the drillholes used in the remediation process. A preliminary test of the effectiveness of the plug and sealed rock fall area was conducted in February 2008 by drawing down the water level in shaft No.1 to an intermediate stage and measuring the rate of water inflow. The results of the test show total mine water inflow has been limited to a rate considered safe for mine re-entry. Based upon the test results, the plug and seal are considered effective. Cameco plans to conduct additional testing as it prepares to dewater the mine.
Although the plug and seal are considered effective for mine re-entry, the integrity of the concrete barrier plug poured in 2007 will not be finally known until dewatering is well under way. In the event that the plug is not successful in securing the inflow area, then ground freezing, already incorporated into the remediation plan, will be utilized to secure the inflow area. If this situation occurs, there could be a schedule delay to the start of mine production.
The activities associated with each of the subsequent proposed remediation phases are generally described as follows:

Phase 2	This phase involves dewatering the underground mine openings, conducting inspections of the underground workings, providing temporary services and initiating the installation of surface freezing infrastructure if required.

Phase 3	This phase involves securing areas to prevent a ground fall or water inflow including construction of an engineered bulkhead in the vicinity of the water inflow and completing any additional remedial work identified in Phase 2, such as determining if additional reinforcement is required in higher risk areas. This phase may overlap with all or portions of Phases 2 and 4.

Phase 4	This phase involves completing underground rehabilitation which includes re-establishing mine ventilation, power and communication systems, installing pumping capacity, repairing the rock handling facilities and re-establishing the ground freezing program.

Phase 5	This phase involves resuming underground development and construction activities in order to meet the scheduled mine completion and production commencement target, which is now 2011, at the earliest.
Prior to dewatering, Cameco must complete a geotechnical assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. To ascertain this, Cameco drilled 6 diamond drill holes to obtain rock samples to allow assessment of rock quality and structure in these two areas as well as to allow measurement of the in-situ pore water pressure. The drilling has been completed; however, the results from this program have not been fully assessed.
2007 Cameco Annual Information Form

Cameco hired internationally qualified independent experts to investigate the two water inflow incidents at the Cigar Lake project and provide corrective action recommendations. Cameco is working to finish implementation of the corrective actions it committed to the CNSC that it would complete. After they have been completed, Cameco will be ready to apply for regulatory approval to dewater.
Cameco is preparing a regulatory application to allow dewatering of the underground development and all other remediation activities leading up to, but not including, the restart of mine construction. The Company plans to submit this application to the CNSC the first half of 2008. Therefore, if the application is approved, Cameco anticipates dewatering in the second half of 2008.
During the underground remediation program, work will continue on the remaining planned surface facilities including the administration/services building, the installation of the mine ventilation fans, and a mine water pipeline containment system, as well as facilities required as a result of the remediation, such as additional dewatering pipelines and brine lines for ground freezing. Construction activities currently underway at the site include mine ventilation fan installation on surface, the slurry load-out facilities and surface pipelines.
Construction of the expansion of MLJV’s McClean Lake JEB mill, required to process the Cigar Lake ore, is expected to be completed in 2008, with the exception of the uranium solution off-loading facility, which is expected to be completed in 2012 or 2013. Modifications to Cameco’s Rabbit Lake mill required to complete processing of Cameco’s portion of the ore have not yet started. Detailed design for the required facilities at Rabbit Lake is underway.
Prior to the April 2006 water flow incident, sinking of No. 2 Shaft was approximately 78% complete, with the shaft furnishing installation still to follow. Prior to the October 2006 water inflow incident, development of the underground workings was approximately 70% complete and surface construction was 60% complete.
Development
The Cigar Lake project has regulatory obligations to both the federal and provincial governments. Being a nuclear facility, primary regulatory authority resides with the federal government and its agency, the CNSC. The main regulatory agencies that issue permits/approvals and inspect the Cigar Lake project are: the CNSC (federal), Fisheries and Oceans Canada (federal), Environment Canada (federal), Transport Canada (federal), Saskatchewan Advanced Education Employment and Labour (provincial), and SMOE (provincial).
In February 2004, an environmental assessment study report for the Cigar Lake mine portion of the project was submitted and subsequently accepted by the CNSC as meeting the requirements of Canadian Environment Assessment Act (“CEAA”) and that the licensing/permitting process for the Cigar Lake project could proceed.
The CNSC issued the construction licence for the Cigar Lake project in December 2004, which was valid until December 31, 2007. Due to the October 2006 water inflow event, the construction activities were not completed by the expiry date of the licence. Therefore, in 2007 Cameco applied for amendments to the construction licence to extend its term and potentially address emergency water treatment and other new actions or contingencies resulting from the October 2006 water inflow event. Cameco obtained an amended construction licence in December 2007, which is valid until December 31, 2009. Subsequent amendments to this construction license will be required to complete remediation and resume pre-flood underground construction and development activities. This will be initiated once the mine development plan and scope are clearly defined.
Concurrent with mine construction, an operating license application will be prepared for submission to the CNSC. The operating license process, consisting of document production and two formal hearings, can proceed while construction of the facilities is being completed.
The processing of ore slurry feed from the Cigar Lake mine at the McClean Lake JEB mill was assessed and approved as part of an environmental impact statement for the Cigar Lake project submitted in 1995 and approved in 1997 by the Joint Federal-Provincial review panel on Uranium Developments in Northern Saskatchewan.
2007 Cameco Annual Information Form

In November of 2006, a draft environmental impact statement for the processing of uranium solution at the Rabbit Lake mill was submitted. Cameco does not anticipate any significant problems in obtaining approval for this phase of the Cigar Lake project. The draft environmental impact statement has been published and issued for public comment.
Each of the five phases of the remediation of the rock fall and water inflows at Cigar Lake requires regulatory approval. Regulatory approval has been obtained for Phase 1.
The water treatment/effluent discharge system employed at the Cigar Lake mine site has been designed to take into account both the results of metallurgical test work programs and Cameco’s experience at other facilities. The design is intended for both typical and emergency water treatment and effluent discharge scenarios. The current system has been approved and licensed by the CNSC and SMOE. Due to the October 2006 water inflow incident, Cameco is reviewing the emergency mine dewatering strategy. It is likely that the emergency mine dewatering capacity will increase and provision for this has been included in the March 2007 capital cost estimate. This increase in capacity is subject to regulatory approval.
The mining plan for Cigar Lake has been designed to extract all of the current mineral reserves. The mine life based on current mineral reserves will be 14.8 years with an estimated full production rate of 18 million pounds of U3O8 per year recovered from the mill. Cigar Lake will produce less than the full production rate of 18 million pounds of U3O8 in the early and late years resulting in an average annual production rate of 15.1 million pounds of U3O8 over the current mineral reserve life of 14.8 years. As a result of the two water inflow incidents, the mining plan is under full review.
Subject to regulatory approval and successful remediation of the flooded underground mine and No. 2 shaft in a timely fashion, Cameco forecasts that commission activities in ore will commence in 2011, at the earliest, followed by a ramp-up period of two years before reaching the full production rate. The Company intends to provide a firmer production start up date after the mine has been dewatered, the condition of the underground development has been assessed and the findings incorporated into new development and production plans.
The following is a general summary of the Cigar Lake production schedule guidelines and parameters:
•	Total mill production of 222.9 million pounds of U3O8 based on an overall milling recovery of 98.5%;

•	Total mine production of 497 thousand tonnes of ore;

•	Average mill feed grade of 20.7 % U3O8;

•	Initial production in 2011, at the earliest;

•	Mining rate is variable to achieve a constant production level of U3O8. The average mine production is 100 tonnes per day, but varies annually from 80 to 140 tonnes per day depending on the grade of ore being mined;

•	Two year ramp up to full production of 18 million pounds of U3O8 per year (recovered after milling); and

•	Mine operating life of 14.8 years
In March 2007, Cameco provided the following estimates:
The projected total remaining cost to complete the Cigar Lake project is estimated to be $624 million, including remediation, completion of the underground development and surface construction at Cigar Lake, and the completion of the mill modifications at Rabbit Lake and McClean Lake. As of December 31, 2006, $478 million had been spent by the CLJV, for a total combined capital and remediation cost estimate of $1.1 billion.
2007 Cameco Annual Information Form

Cameco’s share of the capital cost to develop Cigar Lake, including its share of costs to modify the McClean Lake JEB and Rabbit Lake mill, is estimated at $508 million, including $234 million spent on construction to date, leaving $274 million to be incurred from 2007 to the completion of underground development and construction at the respective sites. This does not include costs associated with the remediation to address the water inflow incidents.
In addition to the capital costs, the costs relating to the remediation plan to address the water inflow incidents are estimated at $92 million. Cameco estimates its share of remediation costs to be $46 million, of which $5 million was expensed in 2006, leaving $41 million to be incurred by Cameco from 2007 through completion of the remediation. Following dewatering, Cameco expects to have more information about the condition of the underground infrastructure that may impact costs and timelines of remediation.
Additional projected sustaining capital expenditures of $69 million at the Cigar Lake and Rabbit Lake sites will be required to be funded by the CLJV throughout the operating life of the Cigar Lake mine.
Payback for the Cigar Lake project has been considered on many different factors. Excluding all 2006 and prior costs as sunk costs, payback for Cameco would be achieved by the end of 2012 on an undiscounted, pre-tax basis.
If the $478 million, including remediation costs, spent by the CLJV on construction prior to 2007 (of which Cameco’s share was $239 million), is included in the calculation, Cameco would achieve payback by the end of 2013 on an undiscounted, pre-tax basis.
Cameco will update the Cigar Lake capital cost estimate and certain other related estimates, such as the estimated payback for the Cigar Lake project, after the mine has been dewatered, the condition of the underground infrastructure and workings has been evaluated, and information from the evaluation has been incorporated into a new mining plan.
Cautionary Note Regarding Cigar Lake and its Forward-Looking Information
The above Cigar Lake expected production date and certain statements regarding our plans and expectations for resuming production at Cigar Lake, including costs estimates, in this section “Cigar Lake” and elsewhere in this Annual Information Form are forward-looking information and are based upon the following key assumptions and subject to the following factors that could cause results to differ materially:
•	Cameco has assumed the success and timely completion of its dewatering and remediation efforts (including the remediation of shaft No.2 and favourable results of geotechnical assessments), which are subject to the risk that they do not succeed as anticipated or take longer to complete than anticipated. For example, if the concrete plug is not successful in securing the inflow area, which will not be known until the mine is dewatered, then ground freezing, already incorporated in the remediation plan, will be utilized to secure the inflow area. If this situation occurs, there could be a delay in the remediation schedule and the commencement of production.

•	Cameco’s ability to obtain and comply with the terms of, and timing of various regulatory approvals, which are subject to the risk of taking longer to obtain than anticipated or our inability to comply with their terms. In addition, working with the regulatory authorities to receive approvals for the corrective actions we committed to complete (which came from the inflow investigations) may impact our remediation and production schedules.

•	Cameco’s expectation regarding the condition of the existing underground working is correct, which is subject to the risk that actual conditions prove to be worse. The condition of the underground workings will not be known until the mine is dewatered.
Cameco has assumed that there will be no further disruptions to its dewatering and other remediation plans, but Cameco is subject to the risk of delays associated arising from fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of its radiation protection plans; labour disputes, litigation or arbitration proceedings; delays in obtaining or failure to procure the required equipment, operating parts and supplies; equipment failure; unexpected geological or hydrological conditions and adverse ground conditions.
2007 Cameco Annual Information Form

Cameco has also assumed it will overcome the challenges associated with Cigar Lake, which is a challenging deposit to develop and mine, but Cameco is subject to the risk that it will fail to do so. These challenges include control of groundwater, weak ground formations, and radiation protection. The sandstone overlying the basement rocks contains significant water at hydrostatic pressure. Freezing the ground is expected to result in several enhancements to the ground conditions, including: (1) minimizing the risk of water inflows from saturated rock above the unconformity; (2) reducing radiation exposure from radon dissolved in the ground water; and (3) increasing rock stability. However, freezing will only reduce, not eliminate, these challenges. There is also the possibility of a water inflow during the drilling of holes to freeze the ground. Therefore, the risk of water inflows at Cigar Lake remains.
If actual results differ materially from the assumptions set out above or if any of the material risk factors occur, the target date for dewatering Cigar Lake and its target production restart date and associated cost estimates, may differ materially from the expected dates and estimated cost estimates that are stated above and elsewhere in this Annual Information Form. In this Annual Information Form, additional material risk factors are noted in the “Caution Regarding Forward-Looking Information and Statements” and “Risk Factors.”
The consequences of another water inflow will depend upon the magnitude, location and timing of any such event, but could include a significant delay in Cigar Lake’s remediation, development or production, a material increase in costs, a loss of mineral reserves or require Cameco to give notice to many of its customers that it is declaring an interruption in planned uranium supply. Such consequences could have a material adverse impact on Cameco. Water inflows are generally not insurable.
Inkai
Inkai is an ISR project, with two production areas under development (Blocks 1 and 2), located in the central Asian Republic of Kazakhstan and consists of three contiguous licence blocks. The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and KazAtomProm (40%), a company owned by the Republic of Kazakhstan. The mineral reserve and resource estimates for Inkai are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. Joint Venture Inkai’s mineral reserves and resources are located at Blocks 1 and 2.
Project History
In April 1999, Joint Venture Inkai received from the government of Kazakhstan a mining licence for Block 1 and an exploration licence for Blocks 2 & 3. The associated subsoil use contract (Subsoil Use Contract), covering both licences, was signed by the government and Joint Venture Inkai in July 2000.
Test mining operations commenced in April 2002 at Block 2, following regulatory approval, and have continued since that time. At December 31, 2007, since the commencement of operations, the total production at the test mine was approximately 2.7 million pounds, with 2007 production being 0.6 million pounds. Expansion of the test mine at Block 2 was completed in the first quarter of 2006. Joint Venture Inkai has applied for a mining licence for Block 2, which it expects to receive prior to the July 2008 expiry of its exploration licence for Block 2. Once granted, Joint Venture Inkai expects that the Block 2 mining licence will expire in 2030. Commercial development of Block 2 is planned for 2008.
In September 2005, Joint Venture Inkai approved proceeding with an ISR commercial processing facility at Inkai, located at Block 1, and thereafter construction commenced. Joint Venture Inkai expects to complete construction and begin commissioning of the facility in the first half of 2008. Subject to regulatory approval and the availability of acid, commercial production is scheduled to follow in 2008. The mining licence for Block 1 expires in 2024.
A fire at an unrelated acid plant in Kazakhstan and a delay in the start-up of a new, unrelated plant has limited the availability in Kazakhstan of acid required for mining since the third quarter of 2007. Joint Venture Inkai and other ISR operations in Kazakhstan are receiving reduced acid allotments through KazAtomProm. These reduced allotments could continue through the second quarter of 2008 or longer. Joint Venture Inkai is making progress on securing alternative supply options and putting in place the necessary logistics. Joint Venture Inkai expects to have sufficient quantities of
2007 Cameco Annual Information Form

acid for commercial production to occur in 2008. Joint Venture Inkai continues to acidify the existing wellfield at the Block 2 test plant and has commenced acidification of the new commercial wellfield at Block 1.
Annual production from Blocks 1 and 2 is expected to total 5.2 million pounds U3O8 (Cameco’s share is 60% or 3.1 million pounds) by 2010. However, a non-binding memorandum of understanding (the “Inkai MOU”) between Cameco and KazAtomProm provides for the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed. While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU will be 50%, raising Cameco’s share of targeted future annual production at Inkai to 5.7 million pounds. In addition to increased production, Cameco will work with KazAtomProm under the Inkai MOU to study the feasibility of constructing a uranium conversion facility in Kazakhstan and elsewhere. Cameco would provide the technology and potentially hold an interest of up to 49% in the facility, at the Company’s discretion. Cameco anticipates that binding agreements relating to the subject matter of the Inkai MOU will be signed in 2008 and that various government approvals will be required to implement these agreements.
To date, Joint Venture Inkai has approval from Kazakh regulatory authorities to produce at an annual rate of 2.6 million pounds of U3O8. In 2005, Joint Venture Inkai made an application for regulatory approval to increase the annual production rate from 2.6 million pounds of U3O8 to 5.2 million pounds. After an almost two year review by various Kazakh regulatory authorities, Joint Venture Inkai was informed by an inter-department Kazakh commission that Joint Venture Inkai would first have to demonstrate that it can produce at an annual rate of 2.6 million pounds of U3O8 and, after that, Kazakh regulatory authorities would consider Joint Venture Inkai’s application to increase annual production.
Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco has reasonable expectations that all permits and approvals required for the construction and operation of the new ISR mine at Inkai – including approvals for increased production – will be obtained in a timely fashion. Notwithstanding the foregoing, Kazakh regulatory authorities retain discretion whether to permit an increase in production capacity from Inkai and there is no assurance that such regulatory approvals will be granted. In the event that such regulatory approvals are not forthcoming, Cameco will be required to recategorize half the mineral reserves at Inkai as mineral resources. The Inkai mineral reserves are estimated based upon production at an annual rate of 5.2 million pounds of U3O8. (See “Legal and Regulatory Environment in the Republic of Kazakhstan” below.)
The total cost to bring Inkai to commercial production (100% basis), including the cost of pilot test mine operations, is projected to be about $245 million (US). The developmental expenditures for Inkai in 2008 are expected to total about $45 million (US). The production from the test mine is being sold and the sales proceeds are used to fund construction and operation of the project. Including recoveries related to these sales, the net cost of development at Inkai is expected to be about $110 million (US).
In 2006, a Cameco subsidiary signed an agreement to increase its loan to Joint Venture Inkai from $40 million (US) to a maximum amount of $100 million (US). The Cameco subsidiary also agreed to reduce its financing fee from an effective 10% interest rate to one based upon three-month London interbank offered rate (LIBOR) plus a financing fee based on LIBOR plus 2%. The $40 million (US) loan amount was based upon constructing a facility that would produce 2.6 million pounds annually. In January 2008, a Cameco subsidiary signed an agreement to increase its loan to Joint Venture Inkai from $100 million (US) to a maximum amount of $200 million (US). After Joint Venture Inkai commences commercial production, 80% of the cash available for distribution each year will be used to repay the loan until repaid in full.
Joint Venture Inkai also has an exploration licence for Block 3, which will expire in July 2008. Joint Venture Inkai has applied for a two year extension of the licence. Under the Subsoil Law, as noted below, this is the last extension of the licence that Joint Venture Inkai may apply for and the grant of the extension is at the discretion of Kazakh regulatory authorities. In 2008, Joint Venture Inkai has budgeted $3.7 million (US) for exploration drilling at Block 3.
2007 Cameco Annual Information Form

Legal and Regulatory Environment in the Republic of Kazakhstan
Government and Political Factors
The Republic of Kazakhstan is a vast country of 15.2 million people, situated in the center of the Eurasian land mass. Established as an independent state in 1991 following the break-up the Soviet Union, Kazakhstan is the ninth largest country in the world by area, and its subsoil yields a huge variety of mineral wealth, including oil, natural gas, coal, iron, copper, zinc, uranium, gold and chromium. The country also has well-developed agricultural and heavy industrial sectors. Kazakhstan borders Russia, Uzbekistan, China, Kyrgyzstan and Turkmenistan.
Kazakhstan is organized as a constitutional republic, with a President as its elected head of state, a prime minister appointed by the President as its head of government and a bicameral parliament, consisting of the Majilis (lower house) and the Senate (upper house). The country is divided into 14 oblasts and two municipal districts, representing its financial center, Almaty, and its capital, Astana, each headed by a governor known as an Akim.
The governmental and political systems in Kazakhstan have been quite stable since independence, although popular elections and democratic freedoms in the country have fallen short of international standards. The government is characterized by a strong presidency, the powers of which have been expanded by successive constitutional referendums. The current president, Nursultan Nazarbayev, has served in that capacity since independence. He was last re-elected to the post in December 2005 for his current 7-year term. The parliament is dominated by the Otan party, which is headed by President Nazarbayev.
Relevant Kazakh Laws and Regulations
Following its independence, Kazakhstan embarked upon an ambitious and relatively successful campaign to introduce legal, economic and political reforms and to foster the development of a market-driven economy. Various incentives were made available to foreign investors in hydrocarbon and mining sectors, and a number of production sharing agreements and other types of subsoil use contract have been concluded over the years.
Kazakhstan’s legal system is based on European-style codes, which are supported and supplemented by ancillary legislation. Most legal relations are governed by the Civil Code of the Republic of Kazakhstan. The Civil Code broadly recognises, inter alia, the rights of foreign companies and citizens to enter into transactions and to own property in Kazakhstan. These rights are established in the Constitution and may be limited only by those restrictions set forth in the legislation of Kazakhstan.
Although Kazakhstan has well-developed legislation, many provisions are sufficiently vague as to give government officials discretion in their application, interpretation and enforcement. In addition, regulation of business in Kazakhstan continues to be influenced by historical notions of strong governmental control and regulation. This legacy, coupled with state institutions and a judicial system in which many foreign investors still lack confidence, present a challenging environment in which to do business.
The recent worldwide trend of resource nationalism has also been embraced by Kazakhstan in recent years, as previous benefits accorded foreign investors have been whittled away in the subsoil use sector, changes have been negotiated by the government into existing subsoil use contracts and new laws granting preferences to the state, state enterprises and domestic concerns have been adopted.
The Subsoil Law
The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Law on the Subsoil and Subsoil Use, dated January 27, 1996, as amended (the “Subsoil Law”). This law defines the framework and the procedures connected with the granting of subsoil rights, and the regulation of the activities of subsoil users. The subsoil, including mineral resources in their underground state, are state property, while resources brought to the surface belong to the subsoil user, unless otherwise provided by contract.
2007 Cameco Annual Information Form

Subsoil rights become effective upon conclusion of a contract with the Competent Body (a Kazakh state agency designated as such from time to time (currently the Competent Body is the Ministry of Energy and Mineral Resources)). A previous licensing requirement, which applied to Joint Venture Inkai when it acquired its current subsoil rights, was abolished by the Law “On the Introduction of Amendments to Certain Legislative Acts of the Republic of Kazakhstan Concerning Subsoil Use and the Conduct of Petroleum Operations in the Republic of Kazakhstan,” dated August 11, 1999 (the “Amending Law”). However, Article 2.3 of the Amending Law provides that all subsoil use licenses, like those of Joint Venture Inkai, that were issued before the enactment of the Amending Law, continue to be effective until the expiration of their respective terms, including periods of extension. Such licenses are regulated in accordance with the legislation of the Republic of Kazakhstan which was effective at the time of their issuance. Further, the same Article provides that the suspension, revocation, termination and invalidation of subsoil use licenses are regulated by the Subsoil Law without taking into account the Amending Law. Although the associated subsoil use contract, the Resource Use Contract, was concluded by Joint Venture Inkai after the adoption of the Amending Law, because they pre-dated the Amending Law, the two licenses held by Joint Venture Inkai continue in effect and are interpreted according the version of the Subsoil Law in effect at the time of their issuance on April 20, 1999.
The subsoil use rights held by Joint Venture Inkai under prior law came into effect upon the issuance of its two licenses, the conclusion of its Resource Use Contract, and approval by various bodies of the Resource Use Contract.
Under the legislation in effect at the time Joint Venture Inkai’s licenses were issued, subsoil use licenses could be issued for exploration and/or production, for production sharing, and for construction of underground facilities. An exploration license, such as that granted to Joint Venture Inkai on Blocks 2 and 3, could be granted for up to 6 years, with the possibility of 2 extensions of 2 years each, provided that the obligations envisaged by the license, the subsoil use contract and the work program were fulfilled. A mining (production) license, such as that granted to Joint Venture Inkai in respect of Block 1, could be granted for up to 25 years (or up to 40 years for large deposits). The term of this license may be extended with the agreement of the Competent Body. The subsoil user must apply for an extension of either type of license not later than 12 months before expiration of the license.
The subsoil user is accorded, inter alia, the exclusive right to conduct mining operations; to erect production and social facilities; to freely dispose of its share of production; and to conduct negotiations for extension of the contract. The subsoil legislation contains guarantees providing that changes to legislation (except legislation involving national defence or security, ecological safety and public health) which worsen the position of the subsoil user are not applicable. The government has gradually weakened this stabilization guarantee, particularly in relation to new projects, and the national security exception is applied broadly to encompass security over strategic national resources. Absent violations of the terms and conditions of the licenses and subsoil use contract, and assuming compliance with applicable law in the ongoing activity of the subsoil user, the underlying subsoil rights are well-protected under the Subsoil Law.
A recent development that has caused concern to subsoil users occurred in October 2007, when the president signed into law amendments to the Subsoil Law, which purported to expand the ability of the Government of Kazakhstan or the Competent Body to unilaterally reopen existing subsoil use contracts under certain circumstances, including through:
•	requiring the amendment of the terms of subsoil use contracts “for the purpose of restoring the economic interests of the Republic of Kazakhstan” where a subsoil user’s actions in respect of “deposits of strategic significance lead to a material modification of the economic interests of the Republic of Kazakhstan creating a threat to national security”;

•	the unilateral termination of a contract if, within 2 months of notification, the subsoil user does not consent to conduct negotiations over the proposed amendments; or if, within 4 months following such consent to negotiate, the parties have not reached agreement; or if, within 6 months following a decision, the parties have not concluded the amendments to the contract; and

•	the unilateral refusal by the state to perform a subsoil contract in such cases.
2007 Cameco Annual Information Form

To date, the Kazakh Government has not published a list of deposits of strategic significance, and the foregoing amendments are widely perceived to have been directed at the petroleum contractors that are signatories to the North Caspian Production Sharing Agreement dated November 18, 1997, with which the government was engaged in a highly-publicized dispute. In spite of the uncertain constitutionality of the amendments and their potential inconsistency with bilateral investment treaties, international conventions and other laws, the threat created by the amendments has raised the risk profile of natural resource projects in Kazakhstan. Cameco does not have any reason to believe the new law will be applied to uranium projects in Kazakhstan. However, it is a concern going forward and the Company continues to monitor how the government uses these amendments to the Subsoil Law.
With respect to the activities of Joint Venture Inkai, Cameco continues to benefit from the Law “On Foreign Investments” dated December 27, 1994, which prohibited nationalization or expropriation, except for important public purposes, and in such cases prompt, adequate and effective compensation was mandated.
Work Programs
In addition to following its obligations under its licenses and the Resource Use Contract, Joint Venture Inkai, on the same basis as other subsoil users, is required to abide by the work program appended to its Resource Use Contract, which relates to mining operations over the life of the project (the “Work Program”), as well as the annual work programs which it must submit to the Competent Body for approval each year. Such annual work programs cover, inter alia, the introduction of new technologies or processes and define the levels of production volumes anticipated by the subsoil user in the coming year.
Any changes in the Work Program or in annual work programs require application to the Competent Body, generally supported by a technical study and corporate approvals of the subsoil user approving the requested changes. The application and supporting documents would likely also be reviewed by state bodies that were involved in the original approval of the Work Program. Because the approval of changes to the Work Program, as well as the approval of extensions of a production licence, is granted at the discretion of the Competent Body, favourable results of project work to date and a good working relationship with the government and joint venture partner are important.
Environmental Requirements
The mining activities of Joint Venture Inkai are subject to the environmental requirements of Kazakhstan legislation and regulations, in addition to the contractual undertakings set forth in the Resource Use Contract to conduct operations in accordance with good international mining practice.
The environmental protection legislation in Kazakhstan has evolved rapidly, especially in recent years. As the subsoil use sector has evolved, there is presently a trend towards greater regulation, heightened enforcement and increased liability for non-compliance with respect to environmental issues. The most significant development has been the adoption of the Environmental Code dated January 9, 2007 (and effective from February 3, 2007), which repealed the three main prior laws on environmental protection.
Both under the prior and the existing legislative regime, a subsoil user, such as Joint Venture Inkai, is obliged to comply with environmental requirements during all stages of the subsoil use project. Kazakhstan environmental legislation requires that a State environmental expert examination precede the making of any legal, organisational and economic decisions with respect to an operation that could impact the environment and public health. One of the documents that the subsoil user must provide in connection with the State environmental expert examination is an environmental impact assessment.
The Environmental Code provides that companies may be granted a “permit for environmental emissions” or an “integral environmental permit.” This permit is a relatively new concept in Kazakhstan environmental legislation and is understood as a single document which certifies the holder’s right to discharge into the environment, provided that it introduces the “best available technologies” and complies with specific technical guidelines for the emissions set forth by the environmental legislation. Joint Venture Inkai has applied for a permit for environmental emissions.
2007 Cameco Annual Information Form

The Inkai ISR project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such a bank account are capped at $500,000 (US).
Taxation
The Subsoil Use Contract lists the taxes, duties, fees, royalties and other governmental charges that are payable by Joint Venture Inkai. The tax law “On Taxes and other Compulsory Payments to the Budget” No. 2235 dated April 24, 1995, as amended and in effect on the date this contract was signed, is the tax code that applies for the purposes of calculating these governmental charges.
Joint Venture Inkai will be subject to taxes and royalties in Kazakhstan at statutory rates in effect at the time of signing the Resource Use Contract. The income tax rate is 30%. In 2007, after it received official government confirmation of Kazakh-defined reserves for Block 2, Joint Venture Inkai became subject to income tax. Joint Venture Inkai is also subject to royalties calculated as 1.5% of the gross value (calculated based on sales price) of production in each year. Joint Venture Inkai is also subject to a customs fee on the export of uranium and it is expected that this fee on the export of uranium will be approximately $1million (US) per year once full production is achieved. In addition, a one-time payment of a commercial discovery bonus will be payable when Joint Venture Inkai receives confirmation of Kazakh-defined recoverable reserves located in a particular licensed area. The bonus is calculated as 0.05% of the value of Kazakh-defined recoverable reserves. After receiving such confirmation with respect to reserves in Block 2, Joint Venture Inkai paid a bonus of $14 million (US) in the first quarter of 2008 These taxes, royalties, custom fees and bonuses are paid to the Kazakh government. The Kazakh-defined reserves do not conform with, and are not equivalent to, reserves classified under Canadian securities laws. Some reserves categories used by Kazakhstan overlap with multiple Canadian resources categories and are not consistent with Canadian standards.
Joint Venture Inkai will also be subject to excess profits tax. Excess profits tax becomes payable when the internal rate of return (“IRR”) of the project (as defined in the applicable tax code) exceeds 20%. Excess profits tax is levied at rates scaled from 4% to 30%, depending on the IRR. The 4% rate is triggered at an IRR of 20% and the 30% rate is triggered at an IRR of 30%. The excess profits tax rate is applied to pre-tax net income less income tax. Joint Venture Inkai is not expected to pay excess profits tax in 2008. The timing of excess profits tax in the future, after Joint Venture Inkai reaches commercial production, will be dependent on the IRR of the project.
Exploration
A significant part of Cameco’s future production is expected to result from its global exploration activities. Over the past five years Cameco has been significantly increasing its investment in exploration programs. Cameco invested about $46 million in uranium exploration during 2007 and plans to invest $50 million to $55 million in 2008. In 2007, an additional $30 million was invested in three junior exploration companies as part of a strategic alliances strategy that complements Cameco’s own exploration programs.
The Company carries out exploration on a large and expanding land position, which, at December 31, 2007, had reached an area of approximately 5.2 million hectares (12.8 million acres). These exploration lands are principally located in Saskatchewan, Nunavut and Northwest Territories, the US, Australia, Mongolia and Africa. Exploration activities include brownfields work in close proximity to operating mines, greenfields exploration in new target areas, and alliances or other agreements with junior exploration companies that own prospective uranium targets.
Cameco owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of its projects. At December 31, 2007, Cameco operated approximately 75% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
2007 Cameco Annual Information Form

Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 400 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions. Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results, and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. Cameco’s approach to future resource replacement will be to combine self-generated exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria.
As part of this strategy, Cameco has entered into several strategic alliances and continues to hold equity positions in several junior exploration companies. At December 31, 2007, Cameco held the following investments in other uranium exploration companies:
•	A 21.45% interest in UEX Corporation, a TSX-listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing and marketing production from future UEX uranium deposits. As well, Cameco has the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002.

•	A 19.5% interest in UNOR Inc., a TSX-listed junior exploration company with exploration assets in Nunavut. A strategic alliance agreement concluded with UNOR provides Cameco certain rights related to financing, mine operation, and marketing, as long as it continues to hold a 10% or greater equity interest in UNOR.

•	In August 2007, Cameco entered into a strategic alliance with Western Uranium Corporation (“Western”), a TSX Venture Exchange-listed exploration company with mineral interests in Nevada, New Mexico, Nunavut and the Northwest Territories. Cameco acquired a 10% equity interest in Western in an August 2007 private placement of approximately 5.4 million units at a price of $3.80 per unit for proceeds of approximately $20.1 million. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole warrant will be exercisable to acquire an additional common share at a price of $4.25 for one year. In return for this investment in Western, as long as it maintains a 7.5% or greater equity interest in Western, Cameco has certain rights related to financing, maintaining its proportionate ownership interest and board representation. In addition, this strategic alliance provides Cameco the right to earn a joint venture interest of 70% in each economically viable stand alone deposit developed within any area currently in Western’s exploration portfolio if a significant discovery is made.

•	In September 2007, Cameco entered into an agreement with Vena Resources (“Vena”), a TSX-listed exploration company, to establish a jointly-owned private company to explore and develop uranium assets in Peru. Any future acquisitions by Cameco or Vena involving uranium assets in Peru over a four year period will be conducted through the jointly-owned company. Cameco has the option to invest $10 million over the next four years to obtain up to 50% of the jointly-owned company and can increase its stake to 60% when a feasibility study is completed on a uranium project and can further increase its stake to 70% when mine development commences. At December 31, 2007, Cameco had advanced $1.85 million to the jointly-owned company.

•	In September 2007, Cameco entered into a strategic alliance with Cue Capital Corp. (“Cue”), a TSX Venture Exchange-listed exploration company with uranium interests in Paraguay. As long as Cameco maintains securities of Cue at least equal to 90% of the number of units of Cue originally subscribed for, Cameco has certain rights related to financings, maintaining its proportionate equity interest and marketing. As well, Cameco will have the right to acquire a 60% interest in any significant uranium deposit discovered by Cue. Through the first two stages of a three-stage private placement, which closed in September and October 2007, respectively, Cameco has acquired 15.4% of Cue’s outstanding common shares (consisting of 4,219,385 shares) for approximately $7.2 million. Cameco also holds 2,109,692 common share purchase warrants of Cue, of which 1,323,529 warrants are exercisable at a price of $2.43 per common share up until September 12, 2009 and 786,163 warrants exercisable at a price of $2.14 per common share up until October 16, 2009.
2007 Cameco Annual Information Form

In November 2007, Cameco signed an agreement to explore in Russia and Canada with Joint Stock Company Atomredmetzoloto (“ARMZ”), a Russian joint stock company which, as part of the restructuring and centralization of Russia’s nuclear industry, will now control all of Russia’s uranium mining assets previously controlled by Tenex. Pursuant to this agreement, Cameco and ARMZ will use their commercially reasonable efforts to establish and organize joint venture companies in Russia and Canada to explore for uranium deposits in north-western Russia and Saskatchewan and Nunavut and, if warranted, engage in development and production of deposits that are found. This agreement builds on memoranda of understanding signed in March 2007 and October 2006 between Cameco and Tenex. Cameco anticipates that binding shareholders’ agreements and operators’ agreements will be entered into in 2008.
In February 2008, a joint venture comprising Cameco Australia and Paladin Energy was awarded the rights to the Angela-Pamela exploration licenses, located in Northern Territory, Australia. The Angela-Pamela licenses include a known uranium deposit discovered in the 1970’s but abandoned after uranium prices dropped, and subsequently removed from land available to industry by the Northern Territory government. A recent policy change by the Northern Territory government opened up this property for exploration via a bidding process, in which the Cameco-Paladin JV was the successful applicant. The JV will re-evaluate the existing deposits and conduct exploration with the objective of proving up an economic resource through this work.
Reserves and Resources
The disclosure in this Annual Information Form of scientific and technical information regarding Cameco’s material uranium properties (McArthur River/Key Lake and Cigar Lake), including reserve and resource estimates, was prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Doug Beattie, Mine Manager, Rabbit Lake, Cameco
Chuck Edwards, Principal Metallurgist, Mining, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Les Yesnik, General Manager, Key Lake, Cameco
Key Lake

David Bronkhorst, General Manager, McArthur River, Cameco
Chuck Edwards, Principal Metallurgist, Mining, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Greg Murdock, Technical Superintendent, McArthur River, Cameco
McArthur River

C. Scott Bishop, Chief Mine Engineer, Cigar Lake, Cameco
Doug McIlveen, Chief Geologist, Cigar Lake, Cameco
Chuck Edwards, Principal Metallurgist, Mining, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Cigar Lake

The qualified persons as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately. (See Note Regarding Reserves and Resources above.)
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.
2007 Cameco Annual Information Form

Uranium Reserves
The following table shows the estimated uranium mineral reserves as at December 31, 2007 on a property basis and Cameco’s share.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)			Cameco’s	Estimated
		Grade	Content		Grade	Content		Grade	Content	Share	Metallurgical	Mining
RESERVES	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	Recovery %	Method
	(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5%	UG
Crow Butte	1,467.5	0.18	5.9	—	—	—	1,467.5	0.18	5.9	5.9	85.0%	ISR
Gas Hills – Peach	—	—	—	6,851.0	0.13	19.7	6,851.0	0.13	19.7	19.7	65.0%	ISR
Highland	328.5	0.15	1.1	600.1	0.11	1.4	928.6	0.12	2.5	2.5	80.0%	ISR
Inkai	7,463.0	0.08	13.7	86,428.0	0.07	128.8	93,891.0	0.07	142.5	85.5	80.0%	ISR
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.7	98.7%	OP
McArthur River	486.5	17.38	186.6	280.0	26.33	162.5	766.5	20.66	349.1	243.7	98.7%	UG
North Butte/ Brown Ranch	—	—	—	3,874.6	0.10	8.5	3,874.6	0.10	8.5	8.5	80.0%	ISR
Rabbit Lake	24.9	0.94	0.5	619.9	1.15	15.7	644.8	1.14	16.2	16.2	96.7%	UG
Ruby Ranch	—	—	—	2,832.2	0.09	5.5	2,832.2	0.09	5.5	5.5	80.0%	ISR
Ruth	—	—	—	853.7	0.09	1.7	853.7	0.09	1.7	1.7	80.0%	ISR
Smith Ranch	542.0	0.11	1.4	3,075.7	0.12	8.1	3,617.7	0.12	9.5	9.5	80.0%	ISR

Total	10,871.3	—	436.2	105,415.2	—	351.9	116,286.5	—	788.1	512.6	—	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately.

2	Mill recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8.

3	Mineral Reserves incorporate allowances for dilution and mining losses.

4	Mining Method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

5	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s normal data verification procedures have been employed in connection with the mineral reserve estimations for each property.

6	For the purpose of estimating mineral reserves in accordance with NI 43-101, a uranium price of $49.00 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, a uranium price of $59.00 (US)/lb U3O8 was used. Estimated mineral reserves are identical at either price.

7	The key economic parameters underlying the mineral reserves include an exchange rate of $1.00(US) = $0.99 (Cdn) (reflecting the exchange rate at December 31, 2007).

8	Except as otherwise set out in this Annual Information Form, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

9	Totals may not add up due to rounding.

10	Inkai reserves assume production at an annual rate of 5.2 million pounds. Joint Venture Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Through its experience in constructing and operating the test mine at Inkai, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco has reasonable expectations that all permits and approvals required for the construction and operation of the new ISR mine at Inkai – including approvals for increased annual production to 5.2 million pounds – will be obtained in a timely fashion. However, there can be no certainty that permits or approvals will be forthcoming in a timely fashion. Failure to obtain approval for increased annual production at Inkai will require Cameco to recategorize half the mineral reserves at Inkai as mineral resources. (See Development Projects – Inkai above.)
2007 Cameco Annual Information Form

In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 41 million pounds of uranium from January 1, 2008 until the end of 2013.
Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2007 on a property basis and Cameco’s share.

	MEASURED			INDICATED			MEASURED AND INDICATED
	(100% basis)			(100% basis)			(100% basis)			Cameco’s
		Grade	Content		Grade	Content		Grade	Content	Share	Mining
RESOURCES	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
	(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.5	0.23	0.3	1,603.1	0.23	8.2	1,667.6	0.23	8.5	8.5	ISR
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills – Peach	2,013.0	0.08	3.3	1,153.0	0.07	2.3	3,166.0	0.08	5.6	5.6	ISR
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISR
Inkai	—	—	—	10,904.0	0.07	17.8	10,904.0	0.07	17.8	10.7	ISR
McArthur River	75.0	8.51	14.1	39.8	8.37	7.4	114.8	8.49	21.5	15.0	UG
Millennium	—	—	—	468.9	4.53	46.8	468.9	4.53	46.8	19.6	UG
North Butte/ Brown Ranch	1,008.8	0.08	1.9	3,923.6	0.07	6.3	4,932.4	0.07	8.2	8.2	ISR
Northwest Unit	—	—	—	4,000.7	0.03	2.3	4,000.7	0.03	2.3	2.3	ISR
Rabbit Lake	140.5	0.72	2.2	340.2	0.81	6.1	480.7	0.81	8.3	8.3	UG
Reynolds Ranch	3,073.5	0.07	4.5	5,245.3	0.06	7.0	8,318.8	0.06	11.5	11.5	ISR
Ruby Ranch	156.0	0.17	0.6	108.0	0.06	0.1	264.0	0.12	0.7	0.7	ISR
Ruth	99.8	0.10	0.2	125.2	0.07	0.2	225.0	0.07	0.4	0.4	ISR
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISR
Smith Ranch	30.8	0.20	0.1	2,406.4	0.09	5.0	2,437.2	0.09	5.1	5.1	ISR

Total	7,533.3	—	29.2	32,409.3	—	133.2	39,942.6	—	162.4	112.8	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2	Mining Method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4	Totals may not add up due to rounding.

5	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2007 Cameco Annual Information Form

Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2007 on a property basis and Cameco’s share.

	INFERRED RESOURCES
	(100% basis)
		Grade	Content	Cameco’s Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
		(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,765.2	0.14	8.7	8.7	ISR
Gas Hills-Peach	656.8	0.05	0.8	0.8	ISR
Highland	587.6	0.15	2.0	2.0	ISR
Inkai	254,696.0	0.05	255.1	153.0	ISR
McArthur River	584.6	7.35	94.8	66.2	UG
Millennium	214.3	2.06	9.7	4.1	UG
North Butte/ Brown Ranch	618.5	0.07	1.0	1.0	ISR
Northwest Unit	627.8	0.04	0.5	0.5	ISR
Rabbit Lake	309.1	0.90	6.1	6.1	UG
Reynolds Ranch	5,333.3	0.04	4.9	4.9	ISR
Ruby Ranch	60.8	0.14	0.2	0.2	ISR
Ruth	210.5	0.08	0.4	0.4	ISR
Shirley Basin	506.8	0.10	1.1	1.1	ISR
Smith Ranch	595.7	0.07	0.9	0.9	ISR

Total	268,084.0	—	504.4	309.0	—

Notes:

1	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2	Mining Method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4	Totals may not add up due to rounding.

5	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6	Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.
2007 Cameco Annual Information Form

Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2007. The 2007 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, change in mining plans, re-estimation and reclassification. As well, in 2007, the additions to mineral reserves were almost equivalent to the amount of production. The more noteworthy change is at Inkai, where 16.9 million pounds of reserves were added as a result of new reserves at Block 2, the review of Block 1 reserves leading to their alignment with the Kazakh estimates and categorizations, and updated production plans.
Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

		2007	2007
	December 31, 2006	Throughput [1]	Addition (Deletion) [2]	December 31, 2007
Reserves — Proven
Cigar Lake	113,222	0	0	113,222
Crow Butte	6,515	(858)	253	5.910
Highland	782	(908)	1,208	1,082
Inkai	21,211	0	(12,966)	8,245
Key Lake	590	0	0	590
McArthur River	142,750	(12,999)	479	130,230
Rabbit Lake	1,011	(496)	0	515
Smith Ranch	1,458	(715)	629	1,372

Total Proven Reserves	287,539	(15,976)	(10,397)	261,166

Reserves – Probable
Gas Hills – Peach	19,684	0	0	19,684
Highland	2,663	(873)	(391)	1,399
Inkai	47,412	0	29,848	77,260
McArthur River	113,442	0	0	113,442
North Butte/Brown Ranch	8,524	0	0	8,524
Rabbit Lake	18,104	(3,677)	1,270	15,697
Ruby Ranch	5,462	0	0	5,462
Ruth	1,689	0	0	1,689
Smith Ranch	8,317	0	(218)	8,099

Total Probable Reserves	225,297	(4,550)	30,509	251,256

Total Reserves	512,836	(20,526)	20,112	512,422

Notes:

1	Corresponds to millfeed. The discrepancy between the 2007 mill feed and Cameco’s share of 2007 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

2	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium mineral resources reflects the changes in mineral resources during 2007. The 2007 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, re-estimation and reclassification.
There were only modest changes in mineral resources in 2007 as outlined in the table below. The more noteworthy of these changes are:
•	At Inkai, 2.2 million pounds were added to the indicated resources due to the new production plan which displaces a fraction of the planned production from Block 1 to Block 2. The new estimate at Block 2 resulted in
2007 Cameco Annual Information Form

the upgrading of 7.7 million pounds of inferred resources to the indicated category which were further converted to probable reserves.

•	At Rabbit Lake, following successful underground drilling, all three resource categories show increases: measured are up by 2.2 million pounds; indicated by 3.9 million pounds; and inferred by 2.1 million pounds.

•	At Millennium, additional drilling in the 2006 winter and a new structural interpretation lead to an increase in indicated resources of 3.9 million pounds.
Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2007
	December 31, 2006	Addition (Deletion)[1]	December 31, 2007
Resources – Measured
Crow Butte	322	0	322
Gas Hills – Peach	3,346	0	3,346
Highland	1,663	0	1,663
McArthur River	9,827	0	9,827
North Butte/Brown Ranch	1,857	0	1,857
Rabbit Lake	0	2,224	2,224
Reynolds Ranch	4,493	0	4,493
Ruby Ranch	585	0	585
Ruth	216	0	216
Shirley Basin	304	0	304
Smith Ranch	138	0	138

Total Measured Resources	22,751	2,224	24,975

Resources-Indicated
Cigar Lake	3,282	0	3,282
Crow Butte	8,100	144	8,244
Dawn Lake	7,436	0	7,436
Gas Hills – Peach	2,310	0	2,310
Highland	92	0	92
Inkai	8,516	2,182	10,698
McArthur River	5,136	0	5,136
Millennium	15,737	3,906	19,643
North Butte/Brown Ranch	6,303	0	6,303
Northwest Unit	2,341	0	2,341
Rabbit Lake	2,164	3,886	6,050
Reynolds Ranch	6,960	0	6,960
Ruby Ranch	143	0	143
Ruth	192	0	192
Shirley Basin	4,085	0	4,085
Smith Ranch	4,984	0	4,984

Total Indicated Resources	77,781	10,118	87,899

Total Measured & Indicated Resources	100,532	12,342	112,874

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
2007 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2007
	December 31, 2006	Addition (Deletion) [1]	December 31, 2007
Resources – Inferred
Cigar Lake	59,105	0	59,105
Crow Butte	10,083	(1,429)	8,654
Gas Hills – Peach	845	0	845
Highland	1,977	0	1,977
Inkai	160,793	(7,744)	153,049
McArthur River	66,151	0	66,151
Millennium	4,071	18	4,089
North Butte/Brown Ranch	966	0	966
Northwest Unit	508	0	508
Rabbit Lake	4,033	2,106	6,139
Reynolds Ranch	4,912	0	4,912
Ruby Ranch	184	0	184
Ruth	365	0	365
Shirley Basin	1,132	0	1,132
Smith Ranch	896	0	896

Total Inferred Resources	316,021	(7,049)	308,972

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
Uranium Fuel Conversion Services
Market Background
     Demand
The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors.
Cameco estimates western world demand for UF6 and natural UO2 conversion services in 2007 was approximately 57 million kilograms of uranium. Cameco estimates that this demand will increase to approximately 69 million kilograms of uranium by 2017. Demand in the former Soviet Union, Eastern Europe and China in 2007 was about 9 million kilograms of uranium and Cameco estimates it will increase to about 18 million kilograms of uranium by 2017.
Most utility companies operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into pellets and loaded into fuel bundles for eventual use in nuclear reactors.
     Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers with an annual conversion nameplate capacity of about 51 million kilograms of uranium. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world. In 2001, BNFL announced that its Springfields plant would close in 2006 and sold its uncommitted UF6 production to Cameco. Russia supplies most of the UF6 conversion
2007 Cameco Annual Information Form

requirements of the former Soviet Union and Eastern Europe in the form of LEU. Russia has not been a significant supplier of toll conversion services to the western world due to the level of integration in the Russian nuclear fuel cycle.
In March 2005, Cameco acquired additional UF6 conversion capacity by entering into a 10-year toll-conversion agreement with BNFL (now Springfields Fuels Ltd. (“SFL”)). Under the agreement, a base quantity of 5 million kilograms of uranium as UO3, supplied by Cameco’s Blind River operation, is to be converted annually into UF6 by SFL’s U.K. plant. The toll-conversion agreement is expected to keep the plant, which has a nameplate capacity of 6 million kilograms of uranium, open for the duration of this agreement, through 2016. Cameco entered into a number of long-term contracts with utility customers for a significant volume of conversion services to base load this agreement. SFL coupled with Cameco’s Port Hope UF6 conversion plant accounts for about 35% of western world UF6 nameplate conversion capacity. In 2006, SFL began shipping UF6 produced from UO3 supplied by Blind River.
Supplies of UF6 are also available from secondary sources including excess western inventories, Russian inventory sales in the form of LEU, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in the Uranium Concentrates Business section above.
     Prices
Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.
Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into long-term contracts with primary conversion service providers. Prices are established by a number of methods, including fixed prices adjusted by inflation indices, market prices (spot or long term price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Fixed price contracts with adjustment for inflation are by far the most common.
Marketing of Conversion Services
     UF6
Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates. Cameco sells its services directly to utilities located in many different geographic regions of the world primarily through long-term contracts. Cameco currently has UF6 conversion services commitments in excess of 90 million kilograms of uranium with about 50 customers worldwide under long-term contracts. Cameco’s five largest customers account for approximately 39% of these commitments. 52% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 18% in the Far East and 30% in Europe.
At December 31, 2007, most UF6 conversion services commitments are under contracts that contain fixed prices with inflation escalators. Therefore, in the short term Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. Newer fixed price contracts being secured by Cameco generally reflect the improved market conditions at the time of contract award. In the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed priced contracts.
     UO2
Cameco is the only commercial supplier of UO2 for CANDU heavy water moderated nuclear reactors operated in Canada by Bruce Power, OPG, NB Power and Hydro Quebec. Cameco also exports UO2 to South Korea for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.
Volumes of Canadian UO2 sales may increase slightly late in the decade if shut-in Canadian owned CANDU reactors are put back into service. In addition, Ontario has announced nuclear expansion plans. If the current CANDU reactor design is selected, Canadian UO2 requirements will increase.
2007 Cameco Annual Information Form

Operations
Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Through its subsidiary Zircatec, Cameco also is one of two Canadian commercial suppliers of fuel manufacturing services for CANDU reactors. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario (pop. approx. 16,000) approximately 100 kilometres east of Toronto, on the shore of Lake Ontario. Zircatec’s plants are located in Port Hope for the manufacture of fuel bundles and in Cobourg, Ontario, for the manufacture of zirconium parts for the fuel bundles and various reactors parts. Zircatec’s Cobourg plant is 10 kilometres east of its Port Hope plant. Cameco’s Blind River and Port Hope conversion facilities and Zircatec’s Port Hope manufacturing facility were re-licensed by the CNSC for a five-year period that commenced on March 1, 2007.
     Blind River — Refining
The Blind River facility has an annual licensed capacity of 18 million kilograms of uranium as UO3 and in 2007 produced 9.5 million kilograms of uranium as UO3. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines the concentrates delivered by uranium concentrate suppliers from throughout the world into nuclear grade UO3. Nearly all of the UO3 is shipped to Port Hope for conversion into either UF6 or UO2 or to Springfields, UK for conversion into UF6 (see Uranium Fuel Conversion Services – Market Background – Supply above for details of the Springfields conversion arrangement). A small quantity of UO3 is supplied to others for blending with enriched uranium to produce suitable reactor fuel.
The inventory stored at Blind River has been declining over the past several years and is now causing changes to the customary operating schedule at the refinery. In 2007, the limited supply of uranium feed for the Blind River plant resulted in lower UO3 production. Under Cameco’s conversion services contracts, customers supply the uranium to be processed. In the past, many customers stored large inventories at the Blind River facility, providing ample feedstock for the refinery. Customers now hold virtually no inventory as concentrates and provide the feedstock on a just-in-time basis. The result is that the Blind River refinery operates with more shutdowns as Cameco manages production to match the delivery of uranium feed — which at times falls short of plan. This, in turn, is reducing the supply of UO3 feed for the conversion facilities at Port Hope and impacts those operations as well. However, shipments of UO3 were made to SFL in the third quarter of 2007 so that they could maintain adequate inventories.
The production of UO3 at Blind River is also affected by the temporary shutdown of the Port Hope UF6 plant discussed below.
In April 2007, the CNSC amended Blind River refinery’s operating licence to incorporate conditions for the addition of pollution abatement equipment to the Blind River incinerator. This equipment is required to meet new Canadian regulatory standards that came into effect January 2007. Installation of the equipment was completed in the second quarter 2007 and Cameco has recommenced incinerator operation.
In the fourth quarter 2006, Cameco filed a draft EA with the CNSC to support an increase in Blind River’s annual licensed production capacity to 24 million kilograms of uranium as UO3 from 18 million kilograms of uranium as UO3. Some relatively minor changes are required at the refinery to achieve the increased capacity. These changes require an environmental assessment and regulatory approval. This increase in Blind River’s licensed capacity is intended to provide Cameco sufficient capacity to supply UO3 to Port Hope, SFL and other customers. Cameco has received comments from various federal agencies on the draft EA and has addressed the agency questions in respect thereto. The CNSC is expected to issue its draft screening report by the end of the first quarter of 2008 and then final approval is anticipated by the end of the second quarter of 2008.
     Port Hope — Conversion
The Port Hope conversion plants produce natural UO2 and natural UF6. In 2007, the plants, together with SFL, produced 12.9 million kilograms of uranium. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and
2007 Cameco Annual Information Form

produces UO2 used as fuel in Canadian and other CANDU heavy water nuclear reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6 using hydrogen, hydrogen fluoride and fluorine in a series of process steps. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.
In July 2007, contamination of the soil under the Port Hope UF6 plant was discovered. After initial localized investigations, production of UF6 was suspended to allow a comprehensive investigation. Relevant regulatory agencies were notified and continue to receive updates. The local community was also advised of the situation and has been updated. Production of UO2 and other activities at the site have not been affected.
Extensive work has been carried out to determine the extent of the contamination and assess possible methods of managing it, and determine how to prevent future contamination. In October 2007, Cameco received test results from groundwater samples taken in the conversion facility’s parking lot indicating levels of uranium, arsenic and potassium above historic results from regular monitoring wells in the same area. These results indicate that the contamination may have passed under a municipal road that runs through the site. Drilling and sampling to determine the extent of the contamination will continue for part of 2008. The concentrations of these materials are very low, measured in parts per million, and the contamination remains isolated. The health and safety of employees and the public have not been jeopardized based upon a preliminary risk assessment.
Extensive reports on the situation at the UF6 plant have been provided to the regulators. The most recent was a comprehensive environmental management plan submitted on December 20, 2007. These reports identified the root cause of the contamination as being the contact of corrosive chemicals and other liquids to floor structures that were not well designed for holding liquids over extended periods. Cameco has changed its operating practices to ensure that greater attention is paid to proper use and maintenance of in-ground structures.
Cameco has begun to develop a plan to address the corrective action recommendations resulting from the root cause analysis. One action taken was establishment of a task force, led by a third-party consultant, which has developed design criteria for in-ground structures and liquid management practices. Cameco is also developing and installing a new groundwater monitoring system, as noted below, that is intended to provide early detection of leaks from the UF6 plant and to have the ability to assess the effectiveness of the new groundwater control measures.
In January 2008, the CNSC notified Cameco that it can begin installing the structures and new equipment required for safely operating the UF6 plant. Cameco has removed most of the UF6 plant floor and the top 0.6 metres of the soil beneath areas of the UF6 plant where leakage was identified. Subsequent steps involve backfilling the excavated area, pouring the concrete floor of the UF6 building, adding leak-proof surface coating and re-installing equipment. Replacement of the concrete floors has started.
Cameco has also begun installation of a control system intended to prevent the flow of groundwater in this area, focussing on preventing the further spread of contamination. Water collected through the system will be treated to remove contaminants before release to the environment. These measures are intended to be a part of a broader ground water management system outside of the UF6 plant to be installed to contain, recover and treat affected groundwater.
Regulatory approval has been obtained from the Ontario Ministry of the Environment to take groundwater for treatment on an on-going basis. For the CNSC, Cameco must also complete and receive CNSC approval for a comprehensive risk assessment and the CNSC needs to accept that the design, installation and operation of the treatment system will effectively mitigate potential risks.
Cameco estimates it will cost $15 to $20 million to cleanup the soil and groundwater contaminated by this incident at Port Hope. In addition, Cameco expects to spend $20 to $25 million on plant improvements.
Cameco has set a target of resuming UF6 production in third quarter of 2008 at the earliest. Resuming production at the UF6 plant requires CNSC approval.
2007 Cameco Annual Information Form

Cameco has met scheduled UF6 deliveries since the UF6 plant shut down. Cameco is working with its customers to manage its inventories in order facilitate customer delivery requirements at specific locations. In addition, the Company has both arranged for voluntary deferrals of UF6 deliveries and purchased UF6 conversion services. These actions are intended to allow Cameco to meet utility delivery commitments until Port Hope UF6 production resumes, assuming customers do not accelerate deliveries and UF6 production and other purchases proceed as planned.
The statements above and elsewhere in this Annual Information Form regarding the target date for resumption of Port Hope UF6 production and certain other statements regarding future events that relate, directly or indirectly, to addressing the consequences of the Port Hope UF6 plant soil contamination, including meeting UF6 utility delivery commitments and the estimated cleanup and plant improvement costs, are forward-looking information and are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: Cameco has made certain assumptions regarding the timing of regulatory approvals for remediation activities, modifications to the UF6 plant, and production restart, but they are subject to the risk that they take longer to obtain than anticipated; Cameco has assumed that the UF6 plant can be brought back into production without unforeseen difficulty or delay, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant has been shut down, the risk that there will be a delay in or failure to procure the required contractors, equipment and suppliers, the risk of equipment failure, the risk of natural phenomena, including weather conditions and fire, and the risk of delay or ultimate lack of success; Cameco has assumed that the findings in its preliminary risk assessment prove to be correct, but that is subject to the risk of adverse findings in the final risk assessment; and Cameco has assumed its efforts to meet scheduled UF6 delivery commitments will succeed, but that is subject to a number of risks including customers accelerating UF6 deliveries or UF6 production, purchases and deferrals not proceeding as planned; and Cameco has made certain assumptions in connection with its remediation and plant improvements cost estimates, which are subject to the risk that costs are higher than expected.
Cameco has filed with the CNSC a project description for Vision 2010, a project to clean up and modernize the Port Hope conversion facility site. The project will be subject to an EA in order to comply with regulatory requirements. The draft EA scope has been issued and will go through a public comment process. Cameco expects that the final EA scope will be approved by the CNSC about mid-2008. Work has commenced on those aspects of the EA that Cameco is certain will be required. Design and preliminary engineering for the project are also underway.
The Port Hope conversion facility has approximately 200 unionized hourly employees who are represented by two locals of the United Steelworkers of America. Following a strike in 2004, a collective agreement was reached, which expired on June 30, 2007. A new collective agreement was entered into in June 2007, which expires in June 2010.
     Zircatec – Fuel Fabrication
Cameco purchased Zircatec on February 1, 2006, at a purchase price of $109 million. Zircatec’s Port Hope facility manufactures fuel bundles for CANDU reactors. Zircatec’s Cobourg facility produces zirconium tubing for use in fuel bundles, and other Candu reactor components and monitoring equipment. Zircatec has the capacity to produce approximately 1.2 million kilograms of uranium annually as finished fuel. Zircatec has approximately 120 unionized employees who are represented by the United Steelworkers. Zircatec’s collective agreement with its unionized employees expires in June 2009.
Zircatec has signed a fuel manufacturing services agreement covering all of the fuel manufacturing requirements for the Bruce A and Bruce B reactors through to 2018. This represents a substantial portion of Zircatec’s business. Under the arrangement, Zircatec will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B reactors.
The production of fuel bundles was suspended for a number of weeks during the third quarter of 2007 after a customer raised concerns about a defective fuel bundle manufactured by Zircatec. The defective bundle was discharged from a reactor on August 9, 2007. A root-cause analysis of the defective bundle was conducted with the help of an external consultant. All aspects of the manufacturing process that might have led to the defective bundle were considered. As a result of the investigation, Zircatec has introduced a more rigorous process review and control regime. Although no definitive cause of the defective bundle was identified, some possibilities were recognized, which has led to some
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manufactured bundles being tracked closely. The investigation will not be completed until the customer has completed its post-irradiation examination early in 2008.
On October 1, 2007 Zircatec resumed production. The 2007 shortfall in production is planned to be made up during 2008. A shortfall in bundle production that occurred in 2006 was made up by the end of the second quarter of 2007.
Zircatec’s Port Hope plant is planned to be modified to produce a new fuel bundle containing slightly enriched uranium dioxide powder (“SEU”) for use in the Bruce A and possibly the Bruce B reactors. Zircatec has commenced the application process for regulatory approval from the CNSC to produce these new fuel bundles, known as Low Void Reactivity Fuel (“LVRF”). LVRF bundles are designed to improve the performance of the reactors and involve use of mixed natural UO2 and dysprosium oxide in the centre element of each bundle and SEU in all other elements. Zircatec is currently licensed to process limited quantities of enriched uranium, but needs a license amendment to proceed with the manufacture of commercial quantities for the LVRF fuel bundles. The CNSC determined that an EA was required to support the license amendment and the plant modifications to manufacture LVRF. In the first quarter of 2008, the CNSC approved the EA for LVRF and Zircatec applied for the license amendment. Zircatec has already produced some demonstration bundles containing SEU. The modifications costs have been paid by BPLP. However, there is now a preliminary agreement between BPLP and BALP regarding new cost sharing arrangements for the Zircatec plant modifications.
Research and Development
The activities of all operations are supported by the Cameco Technology Development group, which is actively engaged in supporting new business initiatives as well as developing new processes to maintain and enhance Cameco’s position as a competitive and leading producer of uranium concentrates, refining and conversion services. For 2007, expenditures related to these activities were approximately $4 million.
Legal Proceedings
A description of certain legal proceedings to which Cameco or its subsidiaries are a party is included in Note 25 to the Consolidated Financial Statements for the fiscal year ended December 31, 2007, which are incorporated herein by reference.
Environmental Matters
Overview of Impacts
By their nature, Cameco’s mining and uranium refining and conversion operations impact the environment. The Company’s objective is to minimize that impact. In its operations, Cameco seeks to protect the environment by limiting emissions and managing wastes to attain levels as low as reasonably achievable, social and economic factors taken into account. This is commonly called the ALARA principle in radiation protection. Cameco monitors and measures the key characteristics of its operations and identifies those aspects that have or may have a significant impact upon the environment. Cameco’s operations are subject to stringent government regulation relating to the protection of the environment, including requirements for reclamation and decommissioning of its operating sites.
Cameco’s ten mining, milling and processing facilities disturb approximately 30 square kilometres of land. Considering the energy potential of the products of these sites, Cameco’s operations affect a small fraction of land that would be required to generate the same amount of energy using other technologies. Cameco’s current mining operations in northern Saskatchewan are underground mines and therefore the surface land impact is minimized. In the US and Kazakhstan, Cameco uses ISR mining to extract uranium from underground non-potable, brackish aquifers and therefore surface impact is minimal. Conceptual decommissioning plans, which incorporate environmental evaluation, are in place for all of the Company’s operating sites.
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The Company also seeks to maximize the lifespan of its operating sites to minimize environmental impacts. To that end, Cameco is planning to invest in the revitalization of its Key Lake and Rabbit Lake mills which have been in operation for 25 and 33 years respectively.
The Company seeks to continue its efforts to improve the management of process water and the impact upon receiving water bodies by upgrading its operating processes and adopting new technologies. Cameco intends to reduce the concentrations of molybdenum and selenium in the effluent released from Cameco’s northern Saskatchewan operations. Historical accumulation and continued release of molybdenum and selenium has been identified as having the potential to cause adverse impacts to the environment. The first phase of the action plan for the Key Lake mill is expected to be in place in the first part of 2008 and capital expenditure for implementing this phase is expected to be $14 million. At Rabbit Lake, a $29 million project is currently under construction to reduce discharges of these elements. In addition, in 2006 Cameco installed a $5 million water treatment circuit to reduce uranium in its discharges at Rabbit Lake, which has been very successful in reducing uranium concentrations beginning in 2007. Uranium loadings were reduced by a factor of 10 in 2007 compared to pre-2004 levels. An environment monitoring program has been developed with provincial and federal regulators to verify that improvements made in the mill effluent treatment process will result in improvements in the receiving environment.
As a result of the July 2007 discovery of soil and groundwater contamination under the Port Hope UF6 plant, a number of initiatives are underway to rectify this situation, including establishment of a new groundwater management system to contain, recover, and treat the affected groundwater arising from UF6 plant activity. Based upon a preliminary risk assessment and the low concentrations of contaminants in the soil and groundwater outside the foot of the UF6 plant, Cameco has determined that the health and safety of the employees and the public have not been adversely affected. Cameco must complete and receive CNSC approval for a comprehensive risk assessment that will identify contaminates that could pose a risk to environment and verify that the selected methods of treatment will effectively mitigate potential risks. Cameco has estimated that it will cost about $17 million to clean up the contaminated soil and ground water contamination from the Port Hope UF6 Plant. As well, Cameco plans to spend $20 to $25 million on plant improvements. (See “the Nuclear Business- Uranium Fuel Conversion Services – Operations” for further information on the Port Hope incident.)
In January 2008, groundwater and soil contamination was discovered by Cameco at the Rabbit Lake mill. The relevant regulatory authorities have been notified. Cameco is assessing the extent of the contamination, possible methods to contain it, and how to prevent future contamination. Seepage from the mill is believed to be the source of the contamination. In order to effect initial repairs to higher risk areas, in March Cameco decided to extend the regularly scheduled mill shut down into April.
The ISR method employed in the US involves extraction of uranium from underground non-potable aquifers by dissolving the uranium with a carbonate-based water solution and pumping it to a processing facility on the surface. The ISR method employed in Kazakhstan by Joint Venture Inkai uses an acid in the mining solution. The injection and recovery system at Inkai is engineered to avoid migration of the mining solution to the higher purity water aquifer above the ore body.
The Company seeks to reduce its emissions to the air. At Port Hope, emissions of uranium and hydrofluoric acid to the air have been reduced through installation of new equipment and changes to operating procedures. McArthur River has a large refrigeration plant to control groundwater and stabilize fractured rock in mining areas underground. This plant uses refrigerants other than ozone-depleting chemicals that harm the earth’s atmosphere. During 2004, the last year when data was assembled, Cameco’s emissions of CO2 were approximately 384,000 tonnes; two-thirds were due to indirect emissions from Cameco’s use of electricity from external suppliers.
The greatest volume of solid waste produced on a routine basis by Cameco’s operations is tailings from Cameco’s mills in northern Saskatchewan. Mill tailings at Rabbit Lake and Key Lake are treated to stabilize contaminants and then deposited in engineered tailings management facilities. These facilities are constructed within mined-out open pits near the mills. To ensure that tailings are isolated from the surrounding environment, during production groundwater and surface water are diverted around the facilities, monitored, and treated if necessary. Once the facilities are
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decommissioned, the ground water will be diverted around the tailings and monitored to ensure that its designed low environmental impact is assured.
The total number of reportable environmental events in 2007 was 22, higher than the 2006 total of 19. The most significant environmental event was the discovery of soil and groundwater contamination under the Port Hope UF6 plant. While Cameco has shown that this discovery appears to have had limited environmental impacts, it was nevertheless a significant event due to failure to provide adequate early detection as well as from the regulatory and public stakeholder perspective. All other incidents were deemed to have low environmental consequence.
Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.
Cameco seeks to improve communication, on environmental and other matters, with communities in northern Saskatchewan and Ontario who are impacted by its activities. The Company organized the Northern Community Liaison Committee in 1990 and the Athabasca Working Group in 1993. The Company also cooperates with the northern community environmental quality committees organized by the province of Saskatchewan. At its fuel services sites in Ontario, Cameco also conducts regular environment-focused community liaison activities.
Cameco policies
The Company has a safety, health and environment committee of the board of directors, which oversees Cameco’s environmental policies and programs and environmental performance.
In 2005, Cameco revised its safety, health, environment, and quality policy, which policy is available on Cameco’s website. The policy contains a statement of Cameco’s environmental principles and a description how these principles are to be implemented, including through seven corporate safety, health, environment and quality (SHEQ) programs under Cameco’s management system. This policy was developed in order to address changing regulatory and industry standards and was approved and distributed in late 2005 for implementation. Although Cameco has had formal environmental and safety and health policies in place since 1991, the new policy and the supporting program documents further refine Cameco’s commitment to ensuring policies, programs and procedures are in place for use by sites and corporate head office as part of an overall integrated management system. To further enhance this direction, Cameco is in the process of benchmarking its management system against those used in the nuclear power generation sector.
Among other things, this policy provides that Cameco is striving to be a leading performer through a strong safety culture and through the commitment to the following principles: keeping safety and health and safety hazards, including radiation exposures, and environmental risks, at levels as low as reasonably achievable; preventing pollution; complying with and moving beyond legal compliance requirements; ensuring quality of processes, products and services; and continually improving Cameco’s overall performance.
Cameco’s strives to be guided by environmental leadership principles in its activities. To that end, in 2007, the Company established an environmental leadership department and set ambitious long term goals in five areas (air, water, land use, energy consumption and waste.) More intermediate targets were also identified and the Company committed itself to support the environmental leadership agenda, measure performance and hold itself accountable to these principles. Cameco’s 2008 objective is to integrate environmental leadership into the corporate SHEQ management systems, other key corporate programs and major projects. In addition, the Company plans to establish key performance indicators in the five performance areas and continue to develop a system to measure, track and report performance.
Cameco programs
Cameco’s SHEQ management system for implementing its safety, health, environment, and quality policy includes seven programs that articulate what is expected from Cameco sites when undertaking actions to fulfill commitments contained in this policy and set out a course of activities to be undertaken to implement this policy. These seven programs are: quality management program; safety and health management program; radiation protection program; environment
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management program; management system audit program; emergency preparedness and response program; and contractor safety and environment program. For 2007, $85 million was invested in environmental protection, monitoring and assessment programs while $10 million was directed to health and safety programs. Of the $95 million of program spending, $50 million related to capital expenditures, $40 million related to program costs expensed and $5 million related to decommissioning costs.
This integrated system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of the relevant international standard, ISO 14001. The Port Hope conversion facility, Blind River, Key Lake, McArthur River, Smith Ranch-Highland, Crow Butte and Inkai operations have been ISO 14001 certified. The ISO 14000 series provides a set of internationally accepted standards that assist companies in the development of environmental management systems, which in turn enhance environmental and corporate performance through quality and process improvements.
Cameco’s environment and safety and health efforts are both corporate and site-based. In 2007, this structure was modified, creating divisional level support for the Mining, Fuel Services and Cameco Resources divisions in SHEQ and related technical support matters. This re-alignment of operational SHEQ activity is designed to further enhance consistent application of SHEQ policies and procedures, focusing on divisional-level consistency. As part of this 2007 operational re-organization, the corporate SHEQ function was also modified to fully integrate all aspects of the SHEQ management system under one group, provide additional support to manage and coordinate the Company’s environmental assessment function and integrate the SHEQ audit function with other internal audit functions within the organization.
Under Cameco’s management system audit program, sites perform internal audits of their safety and health, environment and quality (SHEQ) management system to ensure conformance to policies, programs and standards and compliance to regulatory requirements. In addition, Cameco conducts regular SHEQ audits of its sites through the corporate internal audit department. In practice, this typically results in corporate audits at each operating site every 18-24 months and audits at every construction or developmental site every 12 months. The purpose of the corporate audit program is to assess compliance with applicable laws, regulations, permit requirements, and with the Company’s environmental (SHEQ) related policies and programs and site performance in reducing risk and managing requirements.
Regulatory Compliance
Cameco’s exploration, development, mining, uranium processing and fuel manufacturing activities are subject to a wide variety of laws and regulations regarding environmental matters and the management of hazardous wastes and materials, including those of general application to environmental matters and those specifically associated with the nuclear sector. Changes in environmental laws and regulations or more stringent application of existing standards often occur, promoting continual improvement in the SHEQ aspects of the Company’s business. This can result in additional expense, capital expenditures, limitations or delays in the exploration, development, operation or decommissioning of the Company’s properties, which could have a material adverse impact upon Cameco.
Governmental controls and regulations address, among other things, the environmental impact of mining and uranium processing operations. Legislation and regulation in various jurisdictions establish system performance standards, air and water quality emission standards and guidelines, and other design or operational requirements for various SHEQ components of operations. Legislation and regulations also establish requirements for decommissioning and reclamation following the cessation of operations and may require that some former mining properties be actively managed for a long time.
Below is a discussion of the environmental regulation of Cameco’s Canadian and US operations. Please see the Inkai, Centerra and Bruce Power sections of this Annual Information Form for a discussion of the environmental regulation of their respective operations.
2007 Cameco Annual Information Form

     Canadian Regulatory Compliance
In Canada, environmental matters related to Cameco’s operations are the subject of ongoing public scrutiny and regulatory review by the CNSC, Environment Canada, the federal Department of Fisheries and Oceans, SMOE and the Ontario Ministry of the Environment (“MOE”).
Potentially significant environmental performance improvement challenges relate to the application of more stringent controls on fugitive uranium emissions from ventilation systems at fuel services facilities and reduced effluent chemical loadings from Cameco’s Saskatchewan mine and mill sites. In the case of effluent chemical loadings, the current focus centers on reducing molybdenum and selenium loadings through additional chemical treatment techniques and evaluation of the application of membrane filtration technology. Other current performance improvement areas are associated with improved control of groundwater migration from facilities, firefighting and emergency response requirements, and decisions arising from the evaluation of substances carried out under the Canadian Environmental Protection Act, 1999 (“CEPA”). Ongoing changes to the regulatory framework may also require additional response and expenditures by Cameco.
New initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. This is particularly evident in the area of pre-licensing environmental assessment, where studies typically set the stage for future regulatory obligations on the Company. Regulatory expectations of the CNSC, Canadian Environmental Assessment Agency and other federal and provincial regulators continue to evolve, and this can reasonably be expected to continue in pursuit of improved SHEQ performance.
Cameco is subject to stringent regulatory oversight by its main regulator, the CNSC, an independent commission established by the federal government under the Nuclear Safety and Control Act (“NSCA”). The CNSC’s regulates Cameco’s compliance with the requirements of the NSCA, as well as the CEAA and the CEPA. Obtaining regulatory approvals, including for licence renewals and changes in operating practices, can take significant time due to the nature of the approval process, which at times can require an environmental assessment or extensive review of supporting technical data as well as supporting management programs and procedures. Cameco strives to improve both the quality and effectiveness of its regulatory approval proposals and submissions. This, coupled with programs and initiatives to ensure compliance with regulatory requirements, has resulted in significant capital expenditures and increases in operating costs.
In recent years, when auditing Cameco operations, the CNSC has put a priority on assessment of specific SHEQ programs. These have included such aspects as: radiation protection programs; environmental monitoring; fire protection; operational quality assurance; organization and management systems effectiveness; transportation systems; geotechnical monitoring; and ventilation systems. Regulatory assessments of program implementation effectiveness, as well as evaluation of safety culture and related human factors, are becoming more prevalent as the SHEQ systems mature. These system effectiveness and program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve SHEQ performance. The resulting program modifications are typically procedural and do not incur large capital costs; however, they are significant in terms of how these systems are applied and do result in increases in operating costs.
     US Regulatory Compliance
Cameco subsidiaries’ ISR operations in the US are subject to a wide variety of federal, state and local regulations, governing among other things, air emissions, water discharges, hazardous materials handling and disposal and site reclamation.
Through the US Nuclear Regulatory Commission (“NRC”) and state environmental agencies, Cameco’s US ISR subsidiaries mine permitting and licensing activities are subject to comprehensive environmental regulation. The mine permitting and licensing process typically takes several years to complete and requires the completion of environmental assessment reports. Public hearings and public comments are included in the process. In past, these US subsidiaries have been successful in obtaining the necessary permits and licenses to ensure sufficient permitted reserves are available to meet production plans.
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After mining has been completed, an ISR wellfield must be restored in accordance with regulatory requirements. Generally, this involves restoring the groundwater to its pre-mining use or equivalent class of use water standard. Restoration of Crow Butte wellfields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the NRC and restoration of Smith Ranch-Highland wellfields is regulated by the Wyoming Department of Environmental Quality (“WDEQ”) and NRC.
Crow Butte has four wellfields under restoration. At mine unit #1, the groundwater has been restored to pre-mining quality standards, all of the wells plugged and piping removed. In accordance with regulatory requirements, Crow Butte has provided a $25 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.
Smith Ranch-Highland has two wellfields under restoration. At mine unit A, the groundwater has been restored to pre-mining quality standards and the area continues to be monitored for post-restoration environmental performance. At mine unit B, the ground water has been restored and is awaiting regulatory approval. In accordance with regulatory requirements, letters of credit totalling $40 million (US) have been provided to the State of Wyoming as security for decommissioning Smith Ranch-Highland.
The NRC had previously considered adopting an alternate process whereby a state government (in non-agreement states such as Wyoming and Nebraska) could regulate groundwater issues through a memorandum of understanding entered into with the NRC. While the NRC has not made a final decision regarding the use of such memoranda, discussions continue with regulators to establish clear jurisdiction and criteria for wellfield restoration. A proposed rule is expected to be issued in the second quarter of 2008 that may resolve the issue of dual jurisdiction (NRC and state) over ground water at ISR facilities.
The time to acceptance for restoration of the remaining wellfields is an important issue for Cameco subsidiaries’ US ISR operations, since it remains uncertain when, and at what cost, these operations will be able to complete restoration of mined out ISR wellfields to the required performance standard.
     Decommissioning and Reclamation
Once the Company’s reserves of a particular deposit have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of regulatory authorities.
Cameco’s estimation of the future costs of decommissioning and reclamation costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. The Company reviews these estimates for accounting purposes, as well as for licence renewal applications as required by regulatory agencies. Beginning in 1996, the Company has conducted regulatory-required reviews of its conceptual decommissioning plans for all Canadian sites. These periodic reviews are typically done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
Decommissioning plans are accepted by regulators in terms of “conceptual approval”. This involves acceptance by the regulators that the Company has proposed a reasonable decommissioning concept upon which cost estimates can be prepared for financial assurance obligations. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances.
At the end of 2007 Cameco’s estimate of the total decommissioning and reclamation costs, based on current operations to date, for its operating assets was $440 million, which is the undiscounted value of the obligation. At the end of 2007, Cameco’s accounting provision for these costs totalled $285 million, which represents the present value of the $440 million mentioned above. Most of these expenditures are expected to be incurred at the end of the useful lives of the operations to which they relate. Therefore, the decommissioning and reclamation costs expected to be incurred over the next five years will not be material.
2007 Cameco Annual Information Form

Cameco provides financial assurances in the form of letters of credit (LC), where required to regulatory authorities, for decommissioning and reclamation costs. Cameco’s LCs issued in support of reclamation liabilities totalled $300 million at the end of 2007. Since 2001, all Cameco’s North American operations have had in place LCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. More specifically:
Saskatchewan — Financial assurances for decommissioning in the form of LCs have been filed with the Saskatchewan government for Rabbit Lake in the amount of $36.4 million, for McArthur River in the amount of $6.2 million, and Key Lake in the amount of $38 million. Cameco is seeking to renew the operating licences for Rabbit Lake, McArthur River, and Key Lake. Therefore, the decommissioning estimates for these operations are under review and this will likely result in an increase in the amount of financial assurances required.
Cameco, as project operator of Cigar Lake joint venture, has filed a preliminary decommissioning and reclamation plan for the mine infrastructure and surface disturbance and has also provided a $12.7 million LC for its share of the financial assurances for Cigar Lake decommissioning.
Ontario — Financial assurances for decommissioning in the form of LCs have been filed with the CNSC for Port Hope in the amount of $96 million, for Blind River in the amount of $36 million, and for Zircatec facilities in the amount of $18 million. The decommissioning estimates for these facilities were reviewed as part of the renewal of their CNSC licences in 2007. As a result, the decommissioning estimates for these facilities have increased to about $150 million
Cameco’s US operations - Please see “US Regulatory Compliance” above for the reclamation and decommissioning arrangements and LCs pertaining to their operations.
Please see the Inkai, Bruce Power and Centerra sections of this Annual Information Form for a discussion of the reclamation and decommissioning arrangements pertaining to their operations.
Please also see Note 9 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007 regarding Cameco’s estimate of decommissioning and reclamation costs and related LCs.
Fuel Services Waste Management
Pursuant to the Reorganization of SMDC and ENL (now CEI), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. CEI retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.
On October 6, 2000, the government of Canada and certain Port Hope and area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of a legal agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that the legal agreement had been signed and that it would invest about $260 million over ten years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low-level radioactive waste for the long term in the Port Hope area. Part of the project remains in the environmental assessment process. In a hearing that took place in January 2007, the CNSC considered an environmental assessment screening report for this project. With respect to the Port Hope and Welcome Waste portion of the project, the CNSC has accepted the screening report and concluded the project, taking into account mitigation measures identified in the screening report, is not likely to cause significant adverse environmental effects.
Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste Site and Welcome Waste Site to the government of Canada, which through its ownership of ENL indirectly owned these waste sites prior to 1988. The transfer will occur after the government receives a licence to construct a
2007 Cameco Annual Information Form

long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned low-level radioactive waste.
The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material, of which about $5 million has actually been spent to the end of 2007.
Cameco has an agreement with Denison Mines Corporation for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. While this arrangement has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. More specifically, in 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed and, in 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending. Cameco must show progress in the reduction of the concentrations of molybdenum and selenium in the effluent released at the Key Lake mill before the CNSC can complete its evaluation of this proposal. If good progress is made, Cameco plans to submit an updated EA to move this project forward.
Government Regulation
Cameco’s business is subject to various levels of extensive governmental controls and regulations that are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.
Outlined below are some of the more significant government controls and regulations that materially affect the Company’s uranium business.
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the IAEA. Almost all countries are signatories to the NPT, including Canada, the US, the United Kingdom and France. As Canada, the US and other jurisdictions signed the NPT, Cameco is subject to it and complies with IAEA requirements.
Canadian Uranium Industry Regulation
The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through legislation, regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada that the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The legislation and regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.
     Mine Ownership Restriction
The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.
2007 Cameco Annual Information Form

     Cameco Ownership Restriction
As part of the Canadian government regulation of the Canadian uranium mining industry, the Eldorado Nuclear Limited Reorganization and Divestiture Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see Description of Securities — Restrictions on Ownership and Voting for a description of the constraints imposed by this act.
     Canadian Nuclear Safety and Control Act
In Canada, control of the mining, extraction, use and export of uranium is governed by the NSCA, a federal statute. The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion, fabrication and transportation. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms and conditions of a CNSC licence. The licence specifies conditions that the licensees must satisfy in order to maintain the right to operate their nuclear facilities.
A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee’s performance against the objectives. The regulations made under NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.
The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers, and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also emphasizes environmental matters, including a requirement that licence applicants and licensees make adequate provision for the protection of the environment.
All of the Canadian operations of the Company are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued, which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution (including criminal prosecution in some circumstances) if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under provincial legislation in addition to federal legislation of general application.
     Uranium Export Regulation
The export of uranium is regulated by the Canadian federal government, which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.
2007 Cameco Annual Information Form

US Uranium Industry Regulation
Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licences pursuant to 10 CFR, Part 40. The review of a licence application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR, Part 51.
The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of Environmental Protection Agency (“EPA”) programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently wellfield decommissioning is required to the pre-mining use standard in Wyoming.
Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska, wellfield groundwater restoration is required to the class of use water standard.
In all cases, failure to comply with NRC licence and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action, which could result in an order to cease operations and other regulatory actions. NRC enforcement policy describes a progression of enforcement starting with a notice of violation and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.
At Smith Ranch-Highland, safety is regulated by the Wyoming State Mine Inspector’s Office. The federal Occupational Safety and Health Administration regulates safety at Crow Butte.
Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.
The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. While specific sales contracts are not reviewed or approved, export licences for shipment of uranium outside the US are granted by the NRC.
Land Tenure
     Saskatchewan Operations
Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a crown lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
2007 Cameco Annual Information Form

The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of ten years, with a right to renew for successive ten-year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default and for certain environmental concerns as prescribed in The Crown Minerals Act (Saskatchewan). However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The Company’s surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.
The Company’s uranium mining and exploration properties in Saskatchewan are located on traditional lands of First Nations. Pursuant to historical treaties, First Nation bands ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands but generally retained their right to hunt, fish and trap on these traditional lands. Cameco understands that the federal and Saskatchewan governments have a duty to consult First Nations before taking actions that affect the ability of First Nations to exercise these rights.
A 2004 decision of the Supreme Court of Canada, involving the Haida First Nation and lands not ceded to the government of British Columbia pursuant to a treaty, affirmed the existence of a legal duty on the government to consult and, in certain circumstances, accommodate asserted aboriginal interests on an interim basis pending final resolution by treaty or otherwise. The duty to consult and accommodate does not, however, extend to private industry that seek governmental approval to conduct activities on Crown land. Moreover, the duty does not require that the First Nation agree to the proposed accommodation. In a 2005 decision involving the federal Crown and the Mikisew Cree First Nation, the Supreme Court of Canada further examined consultation and accommodation duties, this time in the context of historical treaty rights. The Court confirmed that First Nations do not hold a veto power over a proposed project despite having a treaty right to be consulted. Further, the Supreme Court clarified that when a project contemplates any potential impact on the treaty rights of a First Nation, the Crown is not automatically obligated to consult with every First Nation that happens to be a signatory to that particular treaty before they take actions that will affect the ability of First Nations’ people to exercise these rights.
In February 2004, Cameco received correspondence from the English River First Nation (the “ERFN”) asserting a right to be consulted with respect to the use of its traditional lands, which encompass the McArthur River mine, Key Lake mill and certain exploration areas. In December 2006, Cameco was copied on correspondence sent by legal counsel to the ERFN to various provincial government Ministers that indicated that if any further permits are issued without appropriate consultation and notification, the ERFN will “take appropriate actions to prevent the permit holders from intruding on their property.”
In January 2005, the Métis Nation of Saskatchewan made a similar assertion to that made by ERFN in February 2004, but which also threatened non-violent civil disobedience, which would have a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the government of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queen’s Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.
Although formal demands to be consulted came from the ERFN and the Métis Nation of Saskatchewan, the right to be consulted and accommodated with respect to development on aboriginal traditional lands is an expectation of all First Nation groups in northern Saskatchewan. While not having a legal duty to consult, Cameco has a practice of engaging in extensive dialogue with First Nations and other stakeholders in northern Saskatchewan and believes it has good relations with them. Cameco also employs a significant number of First Nations and Métis people at its operations and has
2007 Cameco Annual Information Form

substantial business relationships with First Nations and Métis residents in northern Saskatchewan and provides other social and educational support for them in northern Saskatchewan.
In addition, the ERFN has selected lands for Treaty Land Entitlement (TLE) designation that covers the mineral claims for the Millennium uranium deposit. Similarly, the Peter Ballantyne Cree has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of Cameco’s mining joint ventures; however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of the two uranium deposits. Cameco, as the operator of both affected joint ventures, is investigating the potential implications of the TLE issue.
First Nations in Saskatchewan generally assert that the historical treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to the land. First Nations have launched a lawsuit in Alberta claiming that they did not cede title to oil and natural gas when they ceded title to the land. A similar lawsuit could be brought by First Nations in Saskatchewan.
     US Operations
The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases that allow wellfield installation and operation to permit the mining of the uranium reserves by ISR methods.
Canadian Royalties and Certain Taxes
Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.
The tiered royalty is an additional levy on the gross sales of uranium that applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. Tiered royalties become payable when these capital allowances are reduced to zero. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$16.53
Plus	4%	$24.80
Plus	5%	$33.07
The above prices are applicable to 2007 and are in Canadian dollars. The index value required to calculate 2008 rates is expected to be published in April 2008.
For example, if the sales price realized by Cameco was $35 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($35.00 – $16.53) x pounds sold] + [4% x ($35.00 – $24.80) x pounds sold] + [5% x ($35.00 – $33.07) x pounds sold]
2007 Cameco Annual Information Form

Cameco did not pay tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalties. Cameco’s capital allowances were fully exhausted during 2007 and, therefore, Cameco paid tiered royalties in 2007 and expects to pay tiered royalties in 2008. Cameco currently estimates that tiered royalties will reduce net earnings between $40 million and $50 million in 2008. Cameco will be eligible for additional capital allowances once Cigar Lake commences production, at which time Cameco expects to not be required to pay tiered royalties until the additional allowances are fully exhausted.
Cameco is subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its operations in Saskatchewan and in Ontario. In Saskatchewan, it pays at a rate of 0.15% (reduced from 0.3% prior to July 1, 2007) on paid-up capital in excess of $10 million (note that this exemption amount can be as high as $20 million, depending on the percentage of salaries and wages paid in Saskatchewan). This Saskatchewan tax on paid up capital will be eliminated July 1, 2008. In addition, Cameco, as a resource corporation in Saskatchewan, pays a corporate resource surcharge of 3.1% (reduced from 3.3% prior to July 1, 2007) of the value of resource sales. This surcharge is only payable to the extent that it exceeds the regular capital tax. In Ontario, the Company pays a tax of 0.285% on paid-up capital allocated to Ontario.
Canadian Income Taxes
Cameco, certain wholly owned subsidiaries, Centerra and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2007 was $99 million.
For federal income tax purposes, 100% of royalties are deductible in 2007. Cameco’s Ontario fuel services operations and Bruce Power are eligible for the manufacturing tax credit and processing tax credit.
US Taxes
In Wyoming, Cameco subsidiaries pay severance taxes, property taxes and ad valorem taxes. In Nebraska, Cameco subsidiaries pay severance taxes and property taxes. The total of these taxes paid in 2007 was $3.5 million (US).
The Company’s US subsidiaries are subject to US federal and state income tax. The Company’s US subsidiaries may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes. Current income tax expense for 2007 was $2.9 million.
Kazakhstan Taxes
(See Development Projects – Inkai above)
Employees
At December 31, 2007, Cameco and its subsidiaries had 2,720 employees (this number does not include Centerra and Joint Venture Inkai employees). Of this total, 831 employees are represented by four separate locals of the United Steelworkers trade union. The collective agreements for each of the two bargaining units at the Port Hope conversion facility and the collective agreement for the bargaining unit at Zircatec expired in June 2007 and new agreements have been entered into, for three and two year terms, respectively, for the Port Hope facility and at Zircatec. The collective agreement for the bargaining unit employees at the McArthur River and Key Lake operations expires on December 31, 2009.
2007 Cameco Annual Information Form

BRUCE POWER LP – NUCLEAR ELECTRICAL GENERATION
Overview
     Business
Cameco, through subsidiaries, owns a 31.6% limited partnership interest in BPLP. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. Electricity from the Bruce site is generated by four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and two Bruce A units have capacity to supply about 20% of Ontario’s electricity needs. As of October 31, 2005, BPLP was restructured and a new Bruce Power A Limited Partnership (“BALP”) was formed to hold a sublease for the two Bruce A nuclear-powered units that have been operating and two additional Bruce A units that are presently undergoing refurbishment. Cameco no longer holds an interest in the four Bruce A units and does not have any ownership interest in BALP.
Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.
Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, BPLP’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.
     Acquisition of Interest
In 2001, Cameco, through its wholly owned subsidiary, Cameco Bruce Holdings Inc., acquired an initial 15% limited partnership interest in BPLP, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of BPLP. BPLP concurrently entered into agreements with Ontario Power Generation Inc. (“OPG”) and certain of its subsidiaries to lease and operate the Bruce A and B nuclear-powered units and related facilities located in south-western Ontario.
Subsequently, in February 2003, British Energy plc (“BE”) sold a 79.8% limited partnership interest in BPLP to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. This brought Cameco’s total indirect limited partnership interest in BPLP to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.
Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in BPLP and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Workers’ Union and The Society of Energy Professionals increased their collective limited partnership interest in BPLP to 5.2%, by acquiring BE’s remaining 2.6% limited partnership interest in BPLP as part of the same transaction.
As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to BPLP. BPLP used these funds to pay $225 million in deferred rent that it owed to OPG (see Overview-Bruce Power-OPG Lease below). The loan is due March 31, 2009 and bears interest at 10.5% per annum. At December 31, 2007, the entire amount was outstanding. BPLP plans to repay the loan in 2008 as part of the excess cash distributions to be made monthly to its limited partners, including Cameco.
Following closing, Cameco continued as BPLP’s fuel manager (see Cameco Fuel Management below).
2007 Cameco Annual Information Form

     2005 Bruce Power Restructuring
In October 2005, BPLP was restructured and concurrently announced a new arrangement with the Ontario government including a $4.25 billion program to increase output of the four Bruce A reactors. Under the restructuring agreements, BALP was formed and the four Bruce A reactors were subleased by BPLP to BALP.
In August 2007, BALP amended its agreement with the Ontario government to include the complete refurbishment, subject to certain conditions, of unit A4 at an estimated cost of $1 billion. Cameco is not part of BALP and will not invest in the $5.25 billion refurbishment program, which will involve refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4.
Cameco maintained its existing 31.6% interest in BPLP, which is responsible for the overall management of the Bruce site and leases the four Bruce B reactors. BPLP received certain payments in consideration for entering into the sublease with BALP, for the assets transferred to BALP and for refurbishing and unit costs already incurred by BPLP. As a result, BPLP paid a special distribution to its limited partners of which Cameco received $200 million. Day to day operations at the Bruce Power site were unaffected by this reorganization.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold primarily either into the Ontario spot market or directly to various customers under long-term, fixed price contracts, at the discretion of BPLP.
As part of the restructuring, Cameco no longer has an obligation to procure or supply uranium concentrates to the Bruce A reactors, but will continue to be the fuel procurement manager for the Bruce A and B units. Subsequently, Cameco and BALP have agreed to a proposal whereby, subject to certain conditions, Cameco will supply uranium concentrates to BALP.
Under an arrangement with the Ontario government, as part of the restructuring, BPLP receives electricity floor price protection for sales into the spot market, transmission unavailability protection, and protection against governmental discriminatory actions. The floor price is set at an average monthly price of $45/MWh in 2005 escalated for inflation. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, as any payments received are subject to a recapture payment dependent on the annual spot prices. BPLP would have to pay back the difference between the market and floor price, up to the value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
The reorganization involving Bruce A resulted in a loss of $62 million for Cameco in 2005, reflecting the fact that the payments received by BPLP in connection with the reorganization are less than the carrying value of BALP to BPLP, as well as a write-off by Cameco of certain proprietary costs related to its interest in BPLP.
Following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Cameco’s move to this new method of accounting was driven by incremental changes to the limited partnership agreement, which resulted in joint control among the three major limited partners. Proportionate consolidation is required for investments in jointly controlled entities.
Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $239 million at December 31, 2007. These financial assurances include financial assurances given to the CNSC in support of BPLP’s operating licence, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of BPLP’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market price changes. As at December 31, 2007, the actual exposure was $82 million. See Note 25 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007.
The BPLP partners have also agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
2007 Cameco Annual Information Form

     Bruce Power-OPG Lease
In May 2001, BPLP, as tenant, signed and closed agreements to lease and operate the Bruce A and B nuclear powered units and related facilities in south western Ontario with OPG and certain of its subsidiaries. The initial lease period expires in 2018. BPLP has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, and in 2003 as part of the 2003 acquisition from BE described above and again in 2005 as part of the 2005 BPLP restructuring described above (as amended, the “Lease”).
BPLP paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable.
Under the Lease, decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the Lease, are covered by the existing Lease payments. The Lease with OPG provides for limited adjustments to the base rent every five years during the initial term of the Lease. These limited adjustments are based on a maximum of 50% of the present value of any increase of the anticipated cost of decommissioning the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions. BPLP and OPG are currently reviewing the anticipated cost of decommissioning the Bruce Power facility and therefore there may be an adjustment to the base rent. In addition to the base rent, annual supplemental rent, which is subject to escalation by inflation, per operating reactor is also payable. For each year in the period 2004 to 2008, the aggregate of the base rent and supplemental rent, subject to limited exceptions, cannot be less than $190 million. In 2007, the aggregate of these rent payments was approximately $241 million. There are no adjustments to either base rent or supplemental rent with respect to used nuclear fuel liabilities during the initial term of the Lease (which expires in 2018). Commencing in 2008, BPLP also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed BPLP’s performance of these obligations.
The Generating Facilities
     Overview
The Bruce nuclear generating stations are located approximately 250 kilometres northwest of Toronto on Lake Huron. The Bruce nuclear generating stations consist of eight CANDU reactors. The four Bruce B reactors, with a combined net generating capacity of about 3,360 megawatts, were commissioned between 1984 and 1987. The four Bruce A reactors, with a combined generating capacity of about 3,000 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. BPLP returned two of the Bruce A reactors to service, with a combined net generating capacity of 1,500 megawatts. As described above, in October 2005 BPLP was restructured and the four Bruce A reactors were subleased to a new limited partnership, BALP. Cameco does not have any ownership interest in BALP. An average capacity factor of 89% was achieved by BPLP during 2007 compared to 91% achieved in 2006.
In 2007, BPLP’s capital expenditures were about $98 million. In 2008, this capital expenditure program is expected to total $124 million.
     New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the Bruce B units with modified fuel containing SEU and Blended Dysprosium Uranium (“BDU”). This refuelling was planned to commence in 2008, but now has been delayed, as outlined below. Prior to 2004, all of the four Bruce B units were operating at 90% of maximum power, based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability events. The operating limitation ensures that the necessary safety margin is maintained. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design
2007 Cameco Annual Information Form

capacity. Currently, the Bruce B units are operating safely with the reduced operating margins. In early 2007, the operator of the A and B units revised its fuel deployment strategy and is now developing plans to load the modified fuel into refurbished reactors (commencing with the Bruce A reactors) prior to loading any modified fuel into the Bruce B reactors. This revised strategy, while subject to finalization of all commercial arrangements, will effectively delay the power uprate program at Bruce B. A similar safety margin issue exists at the Bruce A units and regulatory approval of the Bruce A refurbishment program is dependent on the modified fuel being deployed in the refurbished reactors. This strategy change recognizes the time required to complete the extended regulatory process to approve the Zircatec manufacture of the modified fuel and loading the Bruce A units. The Bruce A1 and A2 units are scheduled to be restarted in late 2009 and early 2010 and the initial fuel cores will be comprised entirely of fuel bundles containing natural uranium. Once the reactor cores approach an equilibrium state, the new modified fuel, containing SEU and BDU, will be loaded as part of the normal refuelling operations.
BPLP has successfully taken other steps to partially restore power rating at the Bruce B units. In 2004, the CNSC provided approval to operate the Bruce B units at up to 93% maximum power on the basis of improved safety margins attributed to completion of the fuel core reordering program. Bruce B units 5, 6 and 7 have achieved this power uprate with Bruce B unit 8 scheduled for the second half of 2008.
While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability event margins, it remains possible that the units could experience significant derating in the future due to this issue. However, some small, marginal deratings are also possible to maintain the operating safety margins as the units continue to age.
     Operating Life Assessment
The initial estimated operating life for Bruce’s nuclear generation units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and BPLP has continued that program, partially by way of contract with OPG. BPLP’s current operating life estimates for the Bruce B units are based on the results of this program to date and on the previous operating history of the units. BPLP estimates that the operating life of the last of the four Bruce B nuclear units will end about mid-2020 (based upon 201,000 effective fuel power hours for fuel channels). The operating life for the other three “B” units is expected to end during the period 2017 to 2018.
As a key part of its 1997 Nuclear Recovery Plan, OPG has undertaken, and BPLP has continued at Bruce, an ongoing program to assess the condition of key components of the system including its steam generators, fuel channels and feeder pipes. As of December 31, 2006, 100% of BPLP’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. BPLP is currently implementing comprehensive operation and maintenance life cycle management plans for its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler tubes was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further degradation.
Current inspections in the fuel channel program support the engineering assessment of the fuel channels lasting until the end of the estimated operating lives for the Bruce B units. Maintenance activities at the Bruce site to reposition the support springs in the fuel channels started in 2001 with the objective to ensure that the end of life projections are achieved.
Feeder pipes are part of the piping system that carries hot water between the reactor and the steam generators. Thinning of feeder pipes occurs to varying degrees at all of Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and are the subject of industry studies and monitoring. However, compared to
2007 Cameco Annual Information Form

other CANDU units, they have occurred to a lesser extent at Bruce B due to the derating of the units, resulting in less harsh operating environments. The feeder pipes are thus not expected to limit the life of the units, although it is expected that if the units are refurbished to extend their operating lives, the feeder pipes will be replaced and upgraded.
Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. BPLP has not experienced any feeder pipe cracking at any of its nuclear reactors but is carrying out inspections during regularly planned outages. The scale of these inspections has been increased in response to these external events. BPLP is also participating in research and development with other CANDU operators to establish the degradation mechanisms.
     CANDU Technology
The Bruce A and B units are CANDU reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product marketed by Canada abroad. CANDU reactors are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.
CANDU reactors are unique in their use of natural-uranium as fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique compared to light water reactors in that the CANDU reactors can be refuelled at full power. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.
All of the Bruce reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The Bruce reactors also have an emergency core coolant injection system, which would be activated in the event of a pipe break in the reactor coolant system. In addition, all of Bruce reactors have a negative pressure containment system designed to keep radioactive material safely contained.
     Employees
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU and the Society Collective Agreements expire December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
Cameco Fuel Management
Cameco continues to have overall responsibility to procure nuclear fuel for BPLP. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce B nuclear generating stations, making BPLP a significant customer for Cameco’s core products. Cameco is also responsible to procure nuclear fuel for BALP. This does not include the procurement or supply to BALP of uranium concentrates. However, Cameco and BALP have agreed to a proposal whereby, subject to certain conditions, Cameco will supply uranium concentrates to BALP.
Zircatec has signed a fuel manufacturing services agreement covering all of BPLP’s and BALP’s fuel manufacturing requirements until the initial term of the Lease expires in 2018. Under this agreement, Zircatec will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B units.
BALP is also pursuing the use of SEU as part of its refurbishment project for the two Bruce A units. Cameco is working with BALP, Zircatec and others in the development of SEU. Cameco expects BALP’s use of SEU will not significantly reduce natural UO2 conversion services sold to BALP.
2007 Cameco Annual Information Form

Zircatec’s Port Hope plant is planned to be modified to produce fuel bundles containing SEU, subject to reaching agreement with BALP. Zircatec has commenced the process to obtain regulatory approval from the CNSC to produce these fuel bundles (see Uranium Fuel Conversion Services – Operations above).
OPG Services to Bruce Power
As part of the 2001 OPG-BPLP transaction, OPG agreed to provide certain services to BPLP. Some of these services are required in order for BPLP to comply with terms of its CNSC operating licences. The material short-term OPG services include fuel channel inspection and maintenance services. These services may be terminated upon 24 months prior notice by either BPLP or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described below in Nuclear Waste Management and Decommissioning.
Nuclear Waste Management and Decommissioning
As they operate, the Bruce nuclear units generate:
•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).
Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility at its radioactive waste operations site that is located on a part of the Bruce site not leased to BPLP. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed by Bruce Power in 2002. When originally constructed, the wet bays at Bruce A and B had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce B wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.
OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the term of the Lease. At its expense, OPG is responsible for the disposal of these nuclear fuel bundles for which it receives a fee paid as supplemental rent under the Lease. OPG has commenced the collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at its dry storage facility at the Bruce site. OPG retains title to all used nuclear fuel bundles stored in the wet bays before May 11, 2001. While used nuclear fuel bundles are contained in the Bruce B wet bay, BPLP is responsible for their management.
During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of BPLP’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.
Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.
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There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established the Nuclear Waste Management Organization (“NWMO”) with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. In late 2005, after a three year study, the NWMO presented its report and recommendations to the Minister of Natural Resources on the long-term management of used nuclear fuel. The NWMO recommended adaptive phased management with the objective of centralizing all of Canada’s used nuclear fuel in one location, and isolating and containing it deep underground in a suitable rock formation. In June 2007, the federal government announced it had accepted the NWMO’s report and recommendations. The NWNO is commencing the design of a site-selection process. Throughout this process, the federal government will continue to provide oversight as required by the Nuclear Fuel Waste Act. In addition, this legislation that established the NWMO also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not BPLP, is subject to the financial contribution requirements of this legislation.
Federal Regulation
BPLP’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations through its powers under the NSCA (see Government Regulation — Canadian Uranium Industry Regulation above). Under licences issued by the CNSC, BPLP is required to regularly report on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. In addition, BPLP is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.
On May 9, 2001, BPLP received a licence to operate the Bruce B nuclear units and a licence to operate the Bruce A nuclear units, which licences took effect on May 11, 2001.
On March 12, 2004, BPLP received a five-year operating licence to operate the “A” and “B” reactors through March 31, 2009. Financial assurances required by the CNSC in respect of this licence were determined to be $71 million. Under the 2005 Bruce Power restructuring agreements, Cameco is indemnified by BALP for any calls on the assurances resulting from operation of the Bruce A units.
The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If, in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council may proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability is effectively limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. In October 2007, the federal government introduced legislation in the House of Commons that would significantly amend the NLA, including by requiring the operator to maintain, for each of its nuclear stations, $650 million of insurance for liability imposed under the NLA. This legislation has not yet received third reading in the House of Commons. If the legislation becomes law, this would result in a significant increase in the insurance coverage that BPLP must obtain as well as the cost of that insurance coverage.
Ontario’s Electricity Regulation
     Summary of Key Impacts
This section below describes the Ontario regulatory framework that applies to BPLP’s marketing of electricity. BPLP sells electricity into the wholesale spot market and contract market. In Ontario, political risk results from uncertainty over the future direction of government energy policies.
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The actions of the Ontario government have impacted the wholesale market where BPLP sells most of its production. The Ontario government has taken steps in 2005 and in February 2006 to mitigate the impact of increases in electricity price on the approximately 55,000 large industrial and commercial customers in Ontario who consume more than 250,000 kilowatt hours per year (“large consumers”). These actions (described in greater detail below) involve regulating the price of electricity produced by OPG’s base load nuclear and hydro assets and establishing revenue limits on the output of certain of OPG’s other assets. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 38% of BPLP’s output was sold under fixed-price contracts in 2007. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the 2005 Bruce Power refurbishment implementation agreement provides for a floor price of $45 per MWh (escalated by inflation) for the electricity generated by the Bruce B reactors sold into the spot market.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, Cameco believes the risk of the government regulating the wholesale market is low.
     Ontario Electricity Sector Restructuring
The Ontario electricity market opened (“Market Opening”) to full competition in May 2002. In the Ontario market, generators, wholesalers and suppliers, both inside and outside Ontario, compete to sell electricity into the real time energy market or spot market administered by the Independent Electricity System Operator (“IESO”), an agency established by Ontario government. Both wholesale market participants and retail customers have access to the electricity supplier of their choice. BPLP earns revenue through medium- and long-term contracts and spot market sales. BPLP uses risk management activities, such as hedging, in order to mitigate BPLP’s exposure to volatile electricity prices.
In December 2002, the Government of Ontario passed the Electricity Pricing, Conservation and Supply Act, 2002, reversing, in part, its decision to establish an open electricity market. That legislation and related regulations among other changes fixed the price of electricity paid by “low volume consumers” and other “designated consumers” at 4.3 cents per kilowatt hour retroactive to Market Opening and capped electricity distribution fees and wholesale market charges.
In March 2003, the Province announced a business protection plan for large electricity consumers in Ontario. Under this plan, except for certain designated customers, all consumers using above 250,000 kWh per year remained in the competitive wholesale and retail markets and received cash rebates.
On November 25, 2003, the newly elected Liberal government of Ontario removed the 4.3 cents per kilowatt hour price freeze effective April 1, 2004 and replaced it with an interim pricing plan which fixed the first 750 kWh (kilowatt hours) of consumption at 4.7 cents per kilowatt hour and monthly consumption above that level at 5.5 cents per kilowatt hour. As of May 1, 2005, the Ontario Energy Board (“OEB”) established a regulated price plan for certain consumers.
In December 2004, the Ontario government enacted the Electricity Restructuring Act, 2004 (“Electricity Restructuring Act”), and additional changes to the Ontario electricity sector were adopted including:
•	the creation of a new Ontario Power Authority (“OPA”), responsible for ensuring adequate, long-term supply of electricity and integrated system planning;

•	regulated prices in parts of the electricity sector to ensure price stability for certain specified consumers;

•	a revised role for the IESO;
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•	creation of a new Conservation Bureau, that will be led by Ontario’s Chief Energy Conservation Officer; and

•	provisions that will continue to enable the Ministry of Energy to set targets for conservation, renewable energy, and the overall supply mix within Ontario.
In 2005, the Ontario government set an average price of 4.5 cents per kilowatt hour on the output of OPG’s base load nuclear and largest hydro-electric facilities (collectively “OPG’s regulated assets”). These prices stay in place until the OEB sets new prices for the output of OPG’s regulated assets by a date, which will be no earlier than March 31, 2008. These stations represent approximately 60% of OPG’s annual output and approximately 40% of the total generation in Ontario. The Ontario government has stated that it believes that regulating the price of OPG’s regulated assets will reduce price volatility and have a stabilizing effect on electricity price, which will be of benefit to all consumers.
In February 2005, the Ontario government established a fixed price of 4.7 cents per kilowatt hour on 85% of the output of OPG’s coal fired and smaller hydro electric operations, which are not part of OPG’s regulated assets (“the unregulated facilities”). This set price was intended to be in effect until April 30, 2006. At that time monies collected above the set price will be refunded to large consumers. In February 2006, the Ontario government announced an additional three year revenue limit on OPG’s unregulated facilities. Starting May 1, 2006, the revenue limit on OPG’s unregulated facilities dropped to 4.6 cents per kilowatt hour from the limit of 4.7 cents per kilowatt hour set in February 2005. In 2007, the limit on revenues from these facilities increased to 4.7 cents per kilowatt hour and will go up to 4.8 cents per kilowatt hour as of May 1, 2008. Any OPG revenues above these limits will result in a rebate issued quarterly, rather than annually, to large consumers. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
The initiative to decontrol OPG assets, as originally contemplated in 2002, has not progressed. However, the Ontario government has announced that all coal fired electrical generating facilities in Ontario (representing 7,500 MW or approximately 25% of Ontario’s electricity generating capacity) would be completely shut down by 2009. In 2006, the Ontario government recognized that it will be unable to completely shut down the coal fired generating facilities by 2009 but reaffirmed its commitment to eliminate the coal fired electrical generating facilities at the earliest possible time without compromising reliability. The government also announced its intention to have OPG commence a study of new nuclear facilities at one or more of its sites. There has been no decision to proceed with a new nuclear build in the province.
     Ontario Power Authority
The Electricity Restructuring Act created the OPA, which is an independent, self-financed, non-profit corporation, charged with a mandate to ensure long-term supply adequacy in Ontario. Both the Minister of Energy and the OEB oversee the OPA.
The OPA’s mandate includes, among other things: (i) assess the adequacy and reliability of electricity resources for the medium and long-term; (ii) forecast electricity demand and the potential for conservation and renewable energy; (iii) prepare an integrated system plan for generation, transmission and conservation; (iv) procure new supply, transmission, demand management and conservation either by competition or by contract when necessary; (v) promote the diversification of electricity sources through cleaner energy sources and technology and alternative and renewable energy sources; and (vi) stabilize rates for certain consumers.
The OPA is empowered to enter into generation and transmission and procurement contracts where necessary. The OPA has a statutory ability to recover its costs and payments associated with procurement contracts. The integrated system plan created by the OPA is subject to review by the Minister and by the OEB.
In late 2005, the OPA published its Supply Mix Advice report that set out the recommendations to the Minister of Energy for the future development of Ontario’s electricity system. The report recommended that the share of renewable resources in Ontario’s supply mix be increased, nuclear generation maintain its current 50% contribution of electrical energy, and the replacement of coal by increasing the share of gas fired generation and renewable resources.
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In 2006, the OPA commenced its development of an Integrated Power System Plan (“IPSP”). The IPSP is a comprehensive plan which identifies conservation, generation and transmission investments needed in Ontario in the next three to five years while looking ahead on a twenty year horizon. The Minister of Energy in directing the preparation of the IPSP noted that one of the IPSP goals was to plan for nuclear capacity to meet base-load electricity requirements but limit the installed in-service capacity over the life of the plan to 14,000 MW. The OPA filed its 20 year IPSP with OEB in August 2007, which included a continuing reliance on nuclear for baseload electricity. The targeted generation of 14,000 MW assumes the refurbishment of all existing CANDU reactors and allows for a further 1,000 MW of new build.
     Electricity Price Adjustments
Regulations under the Electricity Restructuring Act will require the IESO, electricity distributors and retailers to make adjustments to their billing systems so that payments made by consumers (large loads and anyone not prescribed by regulation) are equal to the payments made to the generators, the OPA and Ontario Electricity Financial Corporation. The Electricity Restructuring Act introduces a blended electricity price from various generation sources. Specified consumers, on the other hand, may pay a price established under a regulated price plan under the jurisdiction of the OEB but have the option of purchasing their electricity from energy retailers.
     The IESO
The IESO functions both as independent system operator, ensuring overall system reliability and stability through control of physical dispatch, and as the clearing house for the settlement of spot transactions by suppliers and purchasers of electricity participating in the IESO wholesale market. The Electricity Restructuring Act authorizes the IESO, through its billing and settlement systems, to ensure that market participants will, over time, pay the true cost of electricity, taking into consideration the mix of regulated and market prices payable to generators and OPG.
The IESO-administered wholesale market for energy services consists of: (i) physical markets, relating to the dispatch and pricing of electricity; and (ii) financial markets, which are focused on financial risk management associated with the exposure to spot market energy prices and to transmission constraints.
The IESO-administered physical electricity markets consist of both real-time and procurement markets: real-time markets for energy and operating reserve, and, if implemented, a capacity reserve market; and procurement markets for additional generation-related services to maintain reliability of the transmission grid.
Spot market prices in the IESO-administered real-time market fluctuate significantly as a result of a number of influences, including domestic market demand, operating reserve requirements, generation availability and the volume of imports from and exports to interconnected markets. The operating reserve markets establish market clearing prices that are paid to parties whose offers to provide operating reserve are accepted by the IESO.
The IESO maintains the reliability of the transmission grid through ancillary services (operating reserve, reactive support/voltage control service, black start capability and automatic generation control) and must-run contracts for local reliability.
The IESO also collects the transmission service charges designed to recover the transmission owners’ OEB-approved revenue requirements and disburses these revenues to the transmission owners. Consumers of significant amounts of electricity can, individually or as a group, build their own generation facilities and thereby avoid paying certain transmission charges. In many circumstances, consumer-owned generation will also allow those consumers to avoid IESO uplift charges. This can give rise to the construction of new generation capacity that would not be economic if it were not for this avoidance of transmission charges and IESO uplift charges.
     OEB’s Licensing Process and Industry Codes
The OEB has developed licences for electricity generation, transmission, distribution, wholesale and retail. It has also developed several associated codes for retailing, transmission and distribution. On February 28, 2001, the OEB issued a
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generation licence for Bruce Power Units 1 to 8 that will remain in force until February 27, 2019. The licence includes authorization to act as a wholesaler of electric power.
CENTERRA GOLD INC.
Centerra
Cameco indirectly owns 52.7% of Centerra, a company listed and publicly traded on the TSX. After closing of the Agreement on New Terms with government of the Kyrgyz Republic and Centerra, Cameco’s interest in Centerra would fall to about 41%. (See Kumtor Mine – Agreement on New Terms below.) Centerra is focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is the largest western-based gold producer in Central Asia and the former Soviet Union. Centerra subsidiaries have a 100% interest in and operate two producing mines: the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia. Centerra subsidiaries also have a 100% interest in the Gatsuurt development property in Mongolia, located 35 kilometres from the Boroo mine, and a 63% interest in the REN exploration property in Nevada. In 2007, the Kumtor mine produced approximately 301,000 ounces of gold and the Boroo mine produced about 255,000 ounces of gold.
In February 2008, Centerra updated its mineral reserve and resource estimates. At Kumtor, reserves of 578,000 ounces of gold have been added before accounting for mining of 421,000 ounces of contained gold in 2007. The reserve grade has decreased from 4.7 to 4.0 grams of gold per tonne due to the lowering of the cut-off grade from 1.3 to 1.0 grams per tonne. At Boroo, reserves of 111,000 ounces of contained gold have been added before accounting for mining of 297,000 ounces of contained gold in 2007. The 2007 year-end reserves were estimated using a gold price of $550 (US) per ounce. The 2006 year-end reserve estimates used a gold price of $475 (US) per ounce. The increase in 2007 reserves is a result of lowering the cut off grade and changes in pit design at Kumtor and a slight increase in the size of the pit at Boroo.
Based upon current mine plans and mineral reserve estimates, Centerra forecasts the Kumtor and Boroo mines will be depleted by 2014 and 2010 respectively.
As at December 31, 2007, Cameco’s interest:
•	in the reserves at Kumtor, Boroo and Gatsuurt, amounted to total proven and probable reserves of 3.7 million ounces of gold; and

•	in the resources at Kumtor and Boroo mines and Gatsuurt and REN exploration properties, amounted to 2.8 million ounces of gold in measured and indicated resources and 1.4 million ounces of gold in inferred resources.
Detailed estimates of gold reserves and resources are reported at Centerra Gold Inc. — Reserves and Resources below.
Centerra’s gold production is completely unhedged.
For 2008, Centerra has budgeted $65 million (US) of capital expenditures and $25 million (US) on exploration.
Centerra’s subsidiaries face varying exposures to cash corporate income taxes. The corporate income tax rate for Kumtor is 10% for 2007, however, pursuant to the Agreement on New Terms, subject to completion of definitive agreements and satisfaction of certain other conditions, effective 2008 taxes for Kumtor will be computed by reference to proceeds from products sold, at the rate of 11% of revenues in 2008, 12% in 2009 and 13% thereafter. The corporate income tax rate for Boroo is 25% for 2007 and subsequent years, pursuant an amended Stability Agreement entered into on August 3, 2007. Boroo’s 100% corporate income tax exemption ended December 31, 2006.
Despite Kumtor being owned and operated by Centerra through its wholly owned subsidiaries, under Canadian securities law, it is considered a material gold mining property for Cameco. Cameco has no other material gold mining properties.
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2004 Kumtor Restructuring
On June 22, 2004, Cameco completed the Kumtor restructuring. Prior to the Kumtor restructuring, Cameco held a one-third interest in the Kumtor mine, located in the Kyrgyz Republic. Kyrgyzaltyn JSC (“Kyrgyzaltyn”), a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. As part of the Kumtor restructuring, Cameco transferred its one-third ownership interest in the Kumtor mine and substantially all of Cameco’s other gold assets to Centerra, including its 53% interest in the Boroo mine in Mongolia held through its 56% ownership interest in AGR Limited (“AGR”), in exchange for common shares of Centerra and assumption of certain liabilities by Centerra. In addition, Kyrgyzaltyn transferred its two-thirds interest in Kumtor to Centerra in exchange for common shares of Centerra, cash and certain outstanding debt.
On June 30, 2004, Centerra completed an initial public and secondary offering of its common shares and began trading on the TSX. At that time, Centerra also acquired over 99% of the shares held by the minority shareholders of AGR in exchange for common shares of Centerra. Under the corporate law that applies to AGR, AGR subsequently redeemed all of its outstanding shares, other than the shares held by Centerra, bringing Centerra’s interest in AGR to 100%. Following these transactions, Centerra had a 100% interest in the Kumtor mine and a 95% interest in the Boroo mine.
The Kumtor restructuring in 2004 was approved by government decrees and was supported by legal opinions from the Kyrgyz Ministry of Justice. In addition, the Kyrgyz government was represented by independent legal counsel and financial advisors for the Kumtor restructuring. The International Finance Corporation and the European Bank for Reconstruction and Development also participated in the restructuring transactions.
Kumtor Mine
The Kumtor mine, located in the Kyrgyz Republic, is the largest gold mine in Central Asia operated by a western-based producer. The Kumtor gold mine, which commenced operation in 1997, has produced 6.15 million ounces of gold.
The disclosure in this Annual Information Form of a scientific or technical nature for Kumtor is based on a technical report on the Kumtor mine (the “Kumtor Technical Report”) prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators. The Kumtor Technical Report was prepared under the supervision of Strathcona Mineral Services Limited (“Strathcona”) as of March 28, 2008, and was written by Henrik Thalenhorst, P.Geo. of Strathcona and Iain Bruce, P. Eng. of BGC Engineering Inc., each of whom is independent of Cameco and a “qualified person” for purposes of NI 43-101, and Dan Redmond, P. Geo., a qualified person and an employee of Centerra. The reserve and resource estimates for the Kumtor mineral property were prepared under the supervision of Ian Atkinson, Certified Professional Geologist, Centerra’s Vice President of Exploration, who is a qualified person. A copy of the Kumtor Technical Report can be obtained from SEDAR at www.sedar.com.
Kyrgyz Republic — Overview
The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It is bordered by Kazakhstan in the north, the People’s Republic of China in the east, Tajikistan in the south and Uzbekistan in the west. It is the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two-thirds of the country’s population living in rural areas. The country contains deposits of gold and rare earth metals.
Government and Political Factors
The Kyrgyz Republic was once a constituent republic of the Soviet Union. In 1991, the country declared its independence and became a member of the Commonwealth of Independent States (the “CIS”). Since independence, the nation has undertaken substantial economic and political reforms, such as the introduction of an improved regulatory system and land reforms, and has undergone a transition to a market-oriented economy. The government and international financial institutions have also engaged in a comprehensive medium-term poverty reduction and economic growth strategy. The national currency of the Kyrgyz Republic, the som, is freely convertible into United States dollars
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within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kumtor mine is the largest private sector employer of Kyrgyz citizens and is the largest foreign investment in the country.
The country’s legal system, both legislative and judicial, has been substantially reformed since 1991. However, the legal system has not matured to the level of those of developed economies. These factors make it prudent for foreign investors to seek additional protection through contractual agreements with the government in order to stabilize the investment environment and provide for an independent forum for conflict resolution.
On February 28, 2005, the Kyrgyz Republic’s 105-member bicameral parliament ceased to exist and was replaced by a unicameral parliament with 75 seats. The new unicameral parliament had broader constitutional powers, with certain powers being relinquished to it by the President. These changes were made pursuant to constitutional referendums conducted in 2003.
There was political unrest in the lead-up to the new parliamentary elections, which were held on February 27, 2005. As a result, from February 22 to 26, 2005, the Kumtor mine was unable to move employees and supplies to and from the mine site due to roadblocks on public highways. The roadblocks ended on February 27, 2005 and normal operations resumed on March 2, 2005 with production unaffected.
The parliamentary elections precipitated additional unrest, and on March 24, 2005, President Askar Akaev, who had first been elected to that position in 1991, resigned under allegations of election fraud. The newly elected parliament designated Mr. Kurmanbek Bakiyev as the acting President. Subsequently, on July 10, 2005, Mr. Bakiyev won a presidential election and was inaugurated as the President of the Kyrgyz Republic for a five-year term. Mr. Felix Kulov was appointed the Prime Minister.
Following the resignation of President Akaev, the new government began various investigations into the activities of the prior government and former President Akaev’s assets. Centerra’s wholly-owned Kyrgyz subsidiary, Kumtor Gold Company (“KGC”), was included in the list of assets subject to inquiry by a special commission formed for this purpose on April 18, 2005. The commission published a report in June 2005 on its findings that did not contain any allegations against Centerra or its subsidiaries.
The State Audit Chamber of the Kyrgyz Republic was asked by the previous parliament to provide clarification to it with respect to the Kumtor restructuring in 2004. In April 2005, KGC was requested to provide information with respect to the restructuring. KGC agreed to assist the Chamber in its review. Subsequently, in June 2005, the Prosecutor General’s office requested documents from Kumtor Operating Company (“KOC”) and Centerra as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn, KGC and KOC. The investigation was based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra responded cooperatively to these requests. Centerra stated publicly that it was not aware of any basis for allegations of criminal conduct, and noted that the Kumtor restructuring had been approved by government decree and was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring.
These inquiries and investigations have not had any material negative effect on Kumtor, and to Centerra’s knowledge, they are inactive or are currently not being pursued by the Kyrgyz authorities. Nonetheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of significant political debate.
On April 29, 2006, opposition parties held peaceful demonstrations in Bishkek to demand constitutional reform and government administration changes. After months of political crisis and several rounds of failed negotiations over constitutional reform, further demonstrations took place in November 2006 that ultimately resulted in President Bakiyev signing a new constitution into law on November 9, 2006. The new constitution, which sought to limit presidential powers, continued to be under scrutiny for the following months.
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On December 19, 2006, the entire cabinet resigned, including Prime Minister Kulov, who had served from September, 2005 to December 19, 2006. Just days later, Parliament introduced new constitutional reforms restoring some of the presidential powers.
On January 15, 2007, President Bakiyev signed into law yet another constitution. That same month, Azim Isabekov was appointed Prime Minister. Isabekov resigned in March and Bakiyev named prominent opposition leader, Almazbek Atambayev, to the post.
On September 14, 2007, the Constitutional Court of the Kyrgyz Republic ruled that the two sets of recent constitutional amendments were illegal and brought back the 2003 constitution into effect. President Bakiyev called for a referendum in order to restore some of the articles ruled as invalid by the Constitutional Court. The referendum also included a proposal to change the country’s electoral system by implementing a proportional representation model.
On October 21, 2007, the citizens of the Kyrgyz Republic voted in a referendum on drafts of a new constitution and new electoral law proposed by the President Bakiyev. On October 22, 2007, the President dismissed Parliament effective that day. The President signed the new constitution and electoral law into law on October 23, 2007. Parliamentary elections were held on December 16, 2007. The political party “Ak-Jol” received the majority of the seats (71 of the 90) and under the terms of the new constitution formed the new government.
On February 5, 2008, Centerra issued a press release responding to media reports of a criminal tax evasion investigation by Kyrgyz authorities against it and KGC. KGC is cooperating with the Kyrgyz financial police with respect to their investigation. The Kyrgyz Republic financial police have requested information and documents with respect to the Kumtor project and have interviewed Kumtor personnel. The Kyrgyz Republic State Tax Inspectorate recently completed audits on KGC for 2003 and 2004 and no material disagreement regarding payable taxes by KGC were identified. KGC continues to pay all taxes in accordance with local laws and its investment agreement and believes there is no basis for the investigation.
In February 2008, Kubanychbek Isabekov, a member and vice-speaker of the Kyrgyz Parliament, commenced an action in the Inter-District Court of Bishkek against the Kyrgyz government, seeking cancellation of the government’s December 31, 2003 decree approving the 2004 Kumtor restructuring and seeking to invalidate the Investment Agreement and Concession Agreement entered into between the government, KGC and Centerra at the time of the restructuring. Centerra is not a party to the action. The court proceeding was postponed indefinitely on March 26, 2008. The restructuring was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring, including entering into the Investment Agreement and Concession Agreement. Disputes with respect to these agreements and the Kumtor project are subject to international arbitration and therefore Centerra does not believe that the courts of the Kyrgyz Republic have jurisdiction with respect to such matters.
The political situation continues to evolve and there remains the risk of further political instability.
Relevant Kyrgyz Law and the Investment Agreement with the Government of the Kyrgyz Republic
Prior to the Kumtor restructuring, the operations of the Kumtor mine and its property holdings were governed by a Master Agreement entered into in 1992 between Cameco, the government of the Kyrgyz Republic and Kyrgyzaltyn (the “Master Agreement”) and related agreements. These agreements established the applicable rules and regulations with respect to the exploitation of the Kumtor property, including the tenure of mineral and surface rights, operating obligations, applicable taxes, employment of Kyrgyz citizens and the import and export of funds, materials and gold produced from the Kumtor mine. Other laws and regulations of general application in the Kyrgyz Republic also applied to the operation of the Kumtor mine, except to the extent they conflicted with these agreements.
As part of the Kumtor restructuring, Centerra, Cameco, Kyrgyzaltyn and the government of the Kyrgyz Republic entered into an agreement pursuant to which, effective simultaneously with the completion of the Kumtor restructuring, the Master Agreement was replaced by an Investment Agreement (the “Investment Agreement”) between Centerra, KGC and the government of the Kyrgyz Republic. This new Investment Agreement and related agreements set out the terms and conditions applicable to Centerra’s ongoing operation and development of the Kumtor mine and have continued the
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regime established by the Master Agreement. The Investment Agreement has a term lasting until the earlier of 2043 or when the Kumtor deposits are exhausted and mining is completed. The Agreement on New Terms, as defined below, contemplates that the Investment Agreement will be amended to give definitive effect to certain provisions of the Agreement on New Terms.
The Investment Agreement also specifies that Centerra will be subject to only those Kyrgyz tax laws and regulations that existed as of December 31, 2003. This includes a profit tax of 10%, a withholding tax on dividends and interest of 10% and an emergency fund tax of 1.5% of the value of products sold. As discussed below, the Agreement on New Terms provides for establishment of a revised tax regime which would replace such taxes.
Pursuant to the Investment Agreement, Centerra has the right to elect whether to be subject to any change in tax laws or regulations that modifies the amount or timing of tax or the manner in which tax liability is determined or calculated (whether or not the tax change increases or decreases Centerra’s liability) or instead remain subject to the tax in effect prior to the change for a term of ten years from the date of the change. However, if a change in tax laws eliminates any specified tax in its entirety (as opposed to merely reducing a specified tax), Centerra will remain subject to that tax as it existed prior to its elimination.
The Investment Agreement provides Centerra with guarantees against expropriation and rights to non-discrimination. It also stipulates that Centerra is entitled to all necessary permits and approvals relating to the Kumtor mine, including with respect to environmental matters and hiring of foreign nationals.
Centerra has the right to import any capital equipment and operating supplies, subject to import duties and administrative charges, but free of other charges and without unreasonable formalities that might hinder or delay such imports. Centerra also has the right to export any of its products, including processed or unprocessed minerals of any type, free of export duty and other charges and without unreasonable formalities that delay or hinder such exports.
The agreements Centerra has entered into in connection with the Kumtor restructuring were also designed to preserve and extend the benefits that the Kumtor mine has brought to the Kyrgyz Republic. Under the Investment Agreement, Centerra has committed to continue to conduct its operations in accordance with good international mining practices, in material compliance with the standards applicable under the Environmental Management Action Plan (“EMAP”) for the Kumtor mine, which include operation in material compliance with federal Canadian, Saskatchewan and World bank environmental, health and safety laws, regulations, policies and guidelines in effect as of June 15, 1995 and all laws currently applicable to the Kumtor mine, including the laws of the Kyrgyz Republic.
Agreement on New Terms
In February 2007, based on the long-term relationship between the government of the Kyrgyz Republic and Cameco as the founders of Centerra, Prime Minister Isabekov invited Cameco to discuss a number of issues concerning Kumtor. Based upon this invitation, Cameco and Centerra entered into negotiations with the new government to address the government’s concerns about the agreements entered into in connection with the Kumtor restructuring, as well as to stabilize further the operational environment for the Kumtor project.
On March 26, 2007, Parliament voted to accept a draft bill for further deliberation with respect to Kumtor and other mineral deposits. The draft bill challenged the legal validity of the Kumtor agreements, proposed recovery of additional taxes on amounts relating to past activities, as well as provided for the transfer of all gold deposits, including Kumtor, to a state-owned entity. If this draft legislation were enacted, there would be a substantial risk of harm to the value of Cameco’s investment in Centerra.
In August 2007, Cameco and Centerra signed binding agreements with the government of the Kyrgyz Republic (the “Agreement on New Terms”) that provide for the government’s full commitment to and support for Centerra’s continuing long-term development of the Kumtor project. The Agreement on New Terms also enlarges Centerra’s existing concession area by over 25,000 hectares to include all territory covered by the current exploration license and establish a simplified, stable and predictable tax regime for the Kumtor operations. Centerra and the Kyrgyz government have also agreed to replace Kumtor’s current tax regime with a simplified new tax rate for the Kumtor project applied to
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proceeds from products sold at the rate of 11% in 2008, 12% in 2009 and 13% thereafter. The revised tax regime will require Parliamentary approval as it modifies the existing generally applicable tax regime.
In addition, under the Agreement on New Terms, the Kyrgyz government and Kyrgyzaltyn agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz government will receive 32.3 million shares (22.3 million net from Cameco and 10 million treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15 million shares will be received immediately and 17.3 million shares will be held in escrow until the earliest of:
•	Cameco’s holdings of Centerra’s issued and outstanding shares falling below 17.3 million shares,

•	the volume-weighted average closing price of Centerra’s shares on the TSX being no less than $13.30 for at least seven business days; or

•	the fourth anniversary of the closing.
Cameco will be entitled to exercise voting rights in respect of the 17.3 million shares placed into escrow until such shares are released from escrow. After the government receives voting rights for these 17.3 million shares, a second Kyrgyz government representative is to be appointed to the board of directors of Centerra.
In connection with the Agreement on New Terms, Centerra also entered into an agency agreement with Cameco on August 30, 2007 (the “Agency Agreement”) which provides for the issuance of 10 million treasury shares of Centerra (the “Treasury Shares”) to Cameco. The issuance of the Treasury Shares is subject to completion of the transactions and agreements contemplated by the Agreement on New Terms.
After the transfer of all the shares is completed, Cameco will own approximately 41% of Centerra, the Kyrgyz Republic will own approximately 29% and the public shareholders will own the remaining 30%. When Cameco’s ownership interest falls below 50%, Cameco will no longer consolidate Centerra’s financial results and will instead account for Centerra using the equity method.
The Agreement on New Terms and the Agency Agreement are subject to a number of conditions, including approval by the Parliament of the Kyrgyz Republic. The Kyrgyz Government submitted the agreements for parliamentary approval in early September, 2007. The Parliament began to deliberate the issue during the first half of October. On October 8, 2007, the Parliament asked the parliamentary committee on industry and trade to review the agreements and give its conclusion. On October 10, 2007, the chair of the committee requested additional time for consideration, and the Parliament scheduled its final voting on the issue for October 22, 2007, but Parliament was dismissed prior to voting. Since the Parliament was dissolved before deliberations on the agreements could be completed, the parties agreed to extend the deadline for closing the Agreement on New Terms from October 31, 2007 to February 15, 2008. Subsequently, the parties agreed to extend the deadline for closing the Agreement on New Terms to April 30, 2008.
If the issues between Cameco and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly. Cameco is uncertain whether an agreement can be reached to resolve the issues with the government of the Kyrgyz Republic.
In December 2006, at the direct request of the government, KGC paid certain disputed amounts, totalling about $7 million (US) for 2006, relating to land tax and high altitude premium payable to its Kumtor mine employees. Centerra has begun international arbitration to recover the disputed amounts. Centerra and the government of the Kyrgyz Republic have agreed to postpone the first procedural hearings in these arbitrations pending completion of the transactions described in the Agreement on New Terms.
Property Description and Environment
The Kumtor mine is located in the Tien Shan Mountains, some 350 kilometres to the southeast of the national capital Bishkek and about 60 kilometres to the north of the international boundary with the People’s Republic of China. The
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mill site is situated in alpine territory above 4,000 metres, with the wall of the Central pit extending above 4,400 metres. The climate is dry and continental with a mean annual temperature of minus 8 degrees Celsius. The local valleys are filled with active glaciers and the mine area is in permafrost that extends down to elevation 3900 metres.
Pursuant to an Amended and Restated Concession Agreement (the “Concession Agreement”) between KGC (which as part of the Kumtor restructuring became a wholly-owned subsidiary of Centerra) and the government of the Kyrgyz Republic that became effective on the closing of the Kumtor restructuring, Centerra has the exclusive rights to all minerals within an area of approximately 750 hectares of land centred on the Kumtor gold deposits (the “Concession Area”). Its mineral and surface rights for the Kumtor deposit extend until May 10, 2043.
KGC has applied for an expanded mining concession covering the original Concession Area, the Northeast target, the Southwest deposit, the Sarytor deposit, and adjacent areas to the southwest. The Investment Agreement provides that the government of the Kyrgyz Republic shall grant any necessary additional mining concessions within the Exploration License (defined below) on substantially the same terms and conditions as those specified for the Concession Area. Pending the grant of the expanded concession, on January 30, 2006, KGC was granted a mining license comprising about 56 hectares and covering the Southwest deposit, which license expires on December 31, 2008. On November 30, 2007, Centerra received a mining license for the Sarytor deposit, expiring December 31, 2013 and covering 97 hectares. The Agreement on New Terms provides that the Concession Agreement shall be further amended to extend the Concession Area to include the area of the Exploration License.
The Concession Agreement confirms Centerra’s right to use sufficient additional surface lands for the purposes of the construction and occupation of all mining and milling superstructure and facilities, work camp and other infrastructure facilities necessary to carry out work at the Kumtor mine.
KGC must make a concession payment of $4 (US) for each ounce of gold sold from the Kumtor deposit, with such payments to be made quarterly within 90 days of the end of each calendar quarter based on that quarter’s gold sales by KGC. In addition, KGC must pay 2% of its net profits into a social development fund until its subordinated and shareholder loans outstanding as of December 31, 2003 are repaid and thereafter 4% of its net profits until the end of the Kumtor operations.
KGC has also been granted the exclusive right to develop any mineral resources within a 7.5 kilometre radius from the perimeter of the original Concession Area, an area covering approximately 26,300 hectares, which includes the Concession Area, the Northeast target, the Southwest deposit, the Sarytor deposit, and adjacent areas to the southwest, as well as the surface rights area (the “Exploration License”). This right is continued by the Investment Agreement. The expiry date of the license is December 18, 2009. The license cannot be renewed again, but a new license can be applied for. Upon request, KGC is entitled to receive one or more mining concessions with respect to mineral resources covered by the Exploration License on substantially the same terms and conditions as those specified for the Concession Area.
The Kumtor site includes an open pit mine situated at approximately 4,050 metres above sea level. The mine includes waste and ore stockpile areas as well as an area to dispose of the ice removed during operations. Ore is processed at a crusher and mill with a nominal capacity of approximately 5.6 million tonnes per year or 15,500 tonnes per day. Other major facilities include a fresh water system, a camp/residence for the employees on-site, a warehouse, workshops, offices, a batch plant, two standby diesel generators and a tailings management facility. In February 2006, Centerra also commenced open pit mining at a satellite gold deposit located at the Southwest deposit. Mining of the Southwest deposit is expected to be completed by the end of March 2008.
The tailings management facility is located in the Kumtor River valley and consists of twin tailings lines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. These facilities received approval from the government of the Kyrgyz Republic during 1999. Each tailings pipeline is approximately six kilometres in length. The tailings dam was designed and constructed to address the permafrost conditions at the mine site. The dam wall is approximately 2.7 kilometres in length and the tailings dam consists of compacted fill. The dam crest is ten metres wide and the side slopes are approximately 3 horizontal to 1 vertical. The dam is currently 28 metres high at its central part. The dam fill consists of alluvial sands
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and gravels. A geomembrane liner has been placed on the upstream face and extends one hundred metres upstream of the dam toe on natural ground into the impoundment.
The dam crest is presently at elevation 3,658 metres and has capacity to store tailings until the end of 2008. The tailings facility at the end of 2007 contained 41 million cubic metres. Permits have been received to raise the tailings dam by three metres, which will allow continuation of the use of the facility to the end of 2010. Another three metres of additional dam height would extend the life of the facility to last to the end of the current mineral reserves. The ultimate dam and the stabilizing toe berm have been designed to store up to 101 million tonnes (87 million cubic metres) of tailings. Raising of the tailings dam to its final elevation is estimated to require an investment of $27.6 million (US) from 2008 to 2013.
Centerra identified an ice-rich silt layer beneath the tailings dam that has been the cause of some minor horizontal movement of the tailings dam. In 2003, in order to proactively deal with the issue, a shear key and toe berm were built to reduce the rate of movement. However, the tailings dam movement continued at the earlier rate, and additional engineering assessment was undertaken by a consultant in 2005. The additional work suggested the initial key did not penetrate the ice rich soils sufficiently deep to completely inhibit the movement. KOC commissioned an additional design for a shear key, and additional construction work completed in 2006 and 2007 has deepened and expanded the initial shear key. The new shear key has been excavated to depths of ten to twelve metres, and ice rich silt and clay has been removed to expose the underlying dense granular moraine foundation fill with little to no ice. Test pits one to two metres deep were excavated to confirm that sound foundations had been reached.
The levels of movement encountered in the Kumtor dam foundation to date are not excessive and fall well within the range of movements experienced by other such dams around the world. The Kumtor dam material is strain tolerant and shows little effect of the minor horizontal movement. The tailings dam movement data has also been reviewed and interpreted independently by the Kyrgyz Republic Institute of Rock Mechanics. A report issued in September 2007 by the Institute of Rock Mechanics of the Kyrgyz National Academy of Sciences concluded that deformations are decreasing and that the remedial works undertaken to date are effective.
All material permits and licences required for the current mining operations at Kumtor are in good standing.
Site Accessibility, Infrastructure and Physiography
Access to the Kumtor mine site is by a main road that runs between Bishkek and Balykchy, on the western shore of Lake Issyk-Kul. After traveling along this road for a distance of 178 kilometres, and then along a secondary road running along the south shore of the lake to the town of Barskaun for another 150 kilometres, a final 100 kilometres must be traversed on a narrow, winding road leading into the Tien Shan Mountains that climbs to an elevation of 3,700 metres through 32 switch backs to reach the deposit. Centerra has done considerable work to maintain this access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any extended period during which the road has been out of service.
The Kumtor mill is situated in alpine terrain at an elevation of approximately 4,016 metres, while the highest mining excavations exceed an elevation of 4,400 metres. The main camp, administration and maintenance facilities are at about 3,600 metres. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 to 3,900 metres and permafrost in the area can reach a depth of 250 metres. The area is seismically active, as a result of the continuing convergence of India and Eurasia, but the Kumtor area has a relatively sparse distribution of historical seismicity. All facilities at Kumtor, including the process plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.
The climate is continental with a mean annual temperature of minus eight degrees Celsius. Extreme recorded temperatures vary from plus 23 to minus 49 degrees Celsius, with short summers that last from June to September. Precipitation is low at 300 millimetres per annum, with the majority falling in the summer months, and annual snow accumulation of 600 millimetres. Kumtor operates 365 days per year. Reflecting the harsh climate and high elevation, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs.
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The mine site is connected to the Kyrgyz national power grid with a 110 kilovolt overhead power line running parallel to the access road. Fresh water is taken from Petrov Lake, situated five kilometres northeast of the mill site. The minimum water inflow into the lake is estimated to be in excess of 1,000 cubic metres per hour or approximately twice the average project demand. The present Kumtor Central pit, waste dumps and the mill are located within the Concession Area.
History and Financing
The Kumtor area has a history of intermittent exploration dating to the late 1920s. Debris from the Sarytor deposit was discovered in 1978 by a geophysical expedition of the state Kyrgyz Geology department sampling float from the frontal moraine of the Sarytor Glacier. The sole outcrop of what is now called the Central deposit was found during follow-up prospecting. From 1979 to 1989, a systematic evaluation of the Central deposit, and to a lesser extent of the Southwest deposit, was carried out consisting of several phases of surface trenching and geological mapping, diamond drilling and underground development on three levels culminating in a detailed sampling program of the central upper part of the Central deposit. An initial reserve statement was issued by the USSR State Committee on Reserves in March 1990
Cameco was presented the opportunity to become involved with the Kumtor project in 1992 while pursuing uranium prospects in the Kyrgyz Republic. An initial agreement with the government of the Kyrgyz Republic was signed in December 1992 giving Cameco the exclusive right to evaluate and develop the Kumtor project. A feasibility study was completed in December 1993 by Kilborn Western Inc. (“Kilborn”) and was amended in 1994 and 1995 (“Kilborn Feasibility Study”). A project development agreement was finalized with the government of the Kyrgyz Republic in May 1994. Pursuant to this agreement, a Cameco subsidiary held an indirect one-third interest in KGC, a Kyrgyz joint stock company that owns the concession giving it exclusive rights to develop the Kumtor mine. Kyrgyzaltyn, a Kyrgyz joint stock company wholly-owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. Another Cameco subsidiary, KOC, acted as operator of the joint venture for which it received a management fee.
Project construction began in late 1994 and was financed by Cameco and an international group of banks and lending agencies at a cost of $452 million (US), which amount has been repaid.
Commercial production at Kumtor commenced in the second quarter of 1997 and more than 502,000 ounces of gold were produced that year. The Kumtor mine produced approximately 6.15 million ounces of gold during the 11-year period from 1997 to 2007.
On June 22, 2004, Cameco completed the Kumtor restructuring. For more information, see “2004 Kumtor Restructuring” above.
Geology and Mineralization
The Kumtor gold deposit occurs in the southern Tien Shan metallogenic belt, a Hercynian fault and thrust belt that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into north-western China, a distance of more than 1,500 kilometres.
There are four major thrust slices comprising the mine geology, with an inverted age relationship. Each thrust sheet contains older rocks than the sheet it structurally overlies. The slice hosting the Kumtor gold mineralization is composed of Vendian (youngest Proterozoic or oldest Paleozoic) metasediments, grey carbonaceous quartz-sericite-chlorite schists or phyllites that are strongly folded and schistose. The fault forming the footwall contact of this structural segment is the Kumtor Fault Zone, a dark-grey to black, graphitic gouge zone. The fault zone strikes northeasterly, dips to the southeast at moderate angles and has a width of up to 30 metres. The adjacent rocks in its hanging wall are strongly affected by shearing and faulting for a distance of up to several hundred metres. The rocks in the structural footwall of the fault zone are Cambro-Ordovician limestone and phyllite, thrust over Tertiary sediments of possible continental derivation that in turn rest, with apparent profound unconformity, on Carboniferous clastic sediments.
The Kumtor gold deposit is structurally controlled on a major fault of regional importance and is a member of the class of structurally controlled mesothermal gold replacement deposits. The Kumtor gold deposit occurs where the Vendian sediments have been hydro thermally altered and mineralized based on structural controls. Gold mineralization has been
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observed over a distance of more than 12 kilometres, with the Kumtor deposit itself located in what is called the Center Block, with a length of 1,900 metres, a vertical range of 1,000 metres and a width of up to 300 metres. A buried intrusive body is inferred by geophysical methods to occur some five kilometres to the northwest of the deposit and may be the source of the mineralization process at Kumtor.
Within the Kumtor deposit, four zones of gold mineralization have been delineated:
•	Two parallel zones of alteration and gold mineralization strike northeasterly and dip to the southeast at 45° to 60°, separated by 30 to 50 metres of barren or poorly mineralized rock. The South Zone, with a length of 700 to 1,000 metres and a horizontal width of 40 to 80 metres, is reasonably well mineralized throughout its entire length, with an average gold grade of 3 to 4 grams of gold per tonne. The North Zone, somewhat more extensive along strike but with a similar width, has lesser gold grade continuity and splits into a number of individual lenses that have average gold grades in the range of 2 to 3.5 grams of gold per tonne;
•	At their north-eastern end, the North and South Zones coalesce into the Stockwork Zone, which has higher gold grades and good grade continuity. Its dimensions in plan are 400 to 500 metres long by 50 to 200 metres wide, with an average gold grade of 5 to 6 grams of gold per tonne, depending on the cut-off grade. The Stockwork Zone plunges northeasterly at 40° to 50°, and diminishes in size below elevation 3,900. Its down-plunge continuation below elevation 3,900 metres is known as the NB Zone. Geographically, the Stockwork Zone is located closest to the pit highwall and thus has a larger effect on the overall strip ratio of the pit; and
•	In the south-western part of the deposit, the SB Zone (structurally a part of the South Zone) tops out at an elevation of 3,900 metres. Drilling to date has defined the SB Zone along strike for 700 metres, for a vertical extent of 650 metres, and a width that ranges from 6 to 75 metres, overall somewhat smaller than the Stockwork Zone, but of excellent grade, in the range of 5 grams gold per tonne. It is the SB Zone that has given rise to the large increase in the mineral reserves and resources (including inferred resources) of the Kumtor deposit in 2005 and 2006.
Mineralization took place in four main pulses. An initial pulse resulted primarily in pervasive quartz-carbonate-albite-chlorite-sericite-pyrite alteration, with little gold of economic consequence being deposited. The next two pulses deposited all of the economically significant gold at Kumtor. Feldspar makes up nearly 20% of the ore, carbonates (calcite, dolomite, ankerite and siderite) collectively 25% to 30%, pyrite 15% to 20%, quartz 5% to 10% and the remainder are host rock inclusions.
The mineralization is most intense, and the gold grade is the highest, where metasomatic activity was continuous through mineralization phases two and three. This is the case for the Stockwork and SB Zones, to a lesser extent for the South Zone, and explains their higher-than-average gold grades. The last pulse created planar carbonate-pyrite metasomatic rocks that are associated with zones of intense deformation of previously altered phyllites and hydrothermal rocks.
The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This, together with the poor cyanide leach response of the gold tellurides, accounts for the partly refractory nature of the Kumtor ore. The refractory characteristics are reflected in the relatively low historic and forecasted gold recovery of around 80%, despite the very fine grind applied to the pyrite flotation concentrate from which most of the gold at Kumtor is recovered by leaching. The fine grain size of the gold also renders assaying of this mineralization relatively reliable, with only a small nugget effect.
Most of the mineralization takes the form of veins, veinlets and breccia bodies in which the mineralization forms the matrix. In the more intensely mineralized areas, the surrounding host rock has also been altered. Post-ore faulting is generally parallel to, or at low angles with, the mineralized sequence. These faults often carry significant quantities of graphite, which constitute the sources for the preg-robbing character of some of the mineralization.
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The Southwest deposit is located three kilometres to the southwest of the Central deposit across the Davidov glacier, along the Kumtor fault. To the southwest, the Southwest deposit is covered by the Sarytor glacier, beyond which additional mineralization is known as the Sarytor deposit. At the end of 2007, the mineral reserves of the Southwest deposit had been almost completely mined out
The structural/lithological framework of the Southwest and Sarytor deposits is identical to those of the Kumtor deposit with the gold mineralization being controlled by the Kumtor thrust zone. The structural dips are generally shallower than at Kumtor at an angle of 20° to 50°.
A number of individual zones of mineralization have been identified at the Southwest deposit within an overall mineralized envelope that is around 100 metres thick and has been traced by surface drilling for a strike length in excess of one kilometre. Individual zones tend to be relatively narrow and of different levels of intensity, and their contacts are often marked by tectonic crush zones with black fault gouge. Due to the flat orientation of the mineralized zones, their contacts have a sinuous feature in both plan and section.
The Sarytor deposit is located further southwest from the Southwest deposit. The drilling results indicate that mineralized horizon at the Sarytor area strikes east-west and dips south at 20° to 30°. The thickness of the mineralized envelope is relatively consistent and varies from 80 metres to 120 metres, with the strike length of the known mineralization being approximately 800 metres.
Host rocks are tectonized slates and phyllites with lenses of till-like conglomerates and dolomitic slates. Development of background alteration is weak and represented mainly by vein-type silicification. Host rocks do not carry any elevated gold values. The mineralization zone has been traced by drilling for 200 to 300 metres down dip.
The mineralized envelope hosts three mineralized zones separated by zones of strongly faulted host rocks. Alteration intensity and zone thickness increase southward. Metasomatism is represented by banded albite-carbonate-quartz alteration with 3% to 5% pyrite. Barite and siderite are well developed in the southern part of Sarytor. As a rule, pyrite content is positively correlated with the gold grade.
Historical Exploration and Drilling
The principal exploration data acquisition method at Kumtor is diamond drilling. There is a large historical drill-hole database (augmented by underground exploration results) dating back to Soviet times. To a large extent, this information is no longer relevant to the current reserve estimate, since the upper parts of the Central deposit, to which the historical information pertained, has now been mined out. There are only small areas in the current mineral reserves that rely to a significant extent on Soviet data, and this old data is successively being verified by in-fill or replacement drilling.
As a result of the lack of sufficiently detailed information below an elevation of 3,950 metres, about 28% of the Kilborn Feasibility Study open-pit reserves containing one-quarter of the total gold to be mined had been substantially less well documented than the upper part of the deposit. To fill this information gap, and to explore for extensions to the known mineralization, KOC has undertaken a large in-fill diamond drill program in the years 1998 to 2007, comprised of 457 holes in the Central Deposit totalling 145,745 metres and 407 holes on other targets totalling 66,683 metres. Drilling was undertaken from various pit benches and setups outside of the pit, including setups on the waste piles. This has now increased the density of the drill pattern in the lower part of the deposit to that available at the time of the Kilborn Feasibility Study for the upper part.
In the Central, Southwest and Sarytor deposits, the drill holes are generally spaced 40 metres along strike and 40 to 80 metres down-dip in geologically complex areas, and at 80 metres along strike and 60 to 80 metres down-dip in other areas. The entire project assay data base consists of 180,586 KOC assays (112,046 for the Central deposit, 34,378 for the Southwest deposit and 30,583 for Sarytor and 3,579 in other areas) in addition to 75,064 assay results originating from Soviet times.
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All of the KOC diamond drill holes are steeply inclined and recover HQ-size core, except when ground conditions necessitate a reduction in core size to NQ. For all of the holes, drill collars are surveyed and down-hole deviations are measured using either a Sperry-Sun single shot camera or a Reflex single shot camera. Limitations on set-ups dictate that a certain number of off-section holes are drilled, particularly within the Kumtor pit. Drill cores are logged for geological and geotechnical information, and are photographed prior to sampling. Drill collar coordinates, down-hole deviation surveys, assay results, and information on lithology, alteration and mineralization are recorded in the mine or exploration drilling databases.
Drill core recovery typically varies from 80% to 100%, averaging greater than 95%. In certain cases where the core recovery from mineralized intervals is low, the hole is stopped and re-drilled to achieve better core recovery. The angle of intersections between the drill holes and the mineralization is generally such that the true width of the mineralization is equivalent to 80% to 100% of the length of mineralized drill-hole intervals.
Sampling and Analysis
In preparing the Kumtor Technical Report in 2008, Strathcona reviewed the database generated by KOC drilling programs from 1998 to 2007 and concluded that the sample collection, sample preparation and assaying protocols in place at the Kumtor operation are in accordance with normal industry operating practises.
The sampling protocol employed in the years prior to 1989 was typical of many projects of the Soviet era. The entire core was removed for sampling, in intervals of an average length of 1.4 metres. Core recovery averaged only 75%. Trench samples were generally one metre long, presumably taken horizontally, but the sampling method is not described. Channel samples were collected from the extensive underground openings approximately one metre above the floor and varied from 0.5 to 2 metres long. The channels are reported to have measured 10 centimetres (cm) wide by 5 cm deep. The analytical work was carried out at the Central Scientific Research Laboratory of Kyrgyz Geology. The gold assay method was fire assay for all samples prior to 1989 (a total of 44,580 determinations) and a more productive atomic absorption (“AA”) method in 1989 (12,612 determinations). Internal and external duplicate assaying was undertaken.
For the drilling completed by KOC from 1998-2007, the drill core length is measured and checked against the depth blocks inserted by the drillers in the core boxes. The core is logged and photographed. Sample intervals are chosen to be representative of geological features such as veining, alteration and mineralization. Individual samples are normally one metre long, but the interval may be increased to two metres in unaltered rocks. With the exception of geotechnical holes, drill holes are sampled over their entire length.
Competent drill core selected for sampling is cut by a diamond saw into two halves. One half is placed into a numbered bag and sent to the laboratory for assaying. The other half is placed back in the core box and retained in permanent storage. Incompetent core intervals are sampled with a scoop that fits snugly into the individual rows, removing one-half of the material at the discretion of the sampling technician.
Blasthole cuttings are sampled with a device that is placed radially away from the collar of the hole. It collects about ten kilograms for an eight-metre bench height. Given the relatively forgiving nature of the Kumtor mineralization with respect to sampling, this is satisfactory, if not ideal.
All sample collection, preparation and assaying from the 1998-2007 drilling programs were performed by KOC personnel at the KOC-owned site laboratory, which is not certified but is subjected to periodic calibration and operations checks by the Kyrgyz National Accreditations agency. Sample collection protocols are monitored by KOC’s exploration manager and the QA/QC geologist. Preparation and assay protocols are supervised by KOC’s chief assayer at the Kumtor mine. Samples are delivered to and from the laboratory at the mine site by KOC personnel.
The internal quality control measures at the KOC mine laboratory consist of the routine insertion of internally prepared standards and a blank at a combined rate of one standard/blank per 30 samples. An original set of standards was certified by four independent laboratories, but subsequent standards are not. The standards are prepared from Kumtor mineralization and reflect three grade ranges – tailings grade (approximately 0.4 grams of gold per tonne), a head sample
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that has varied from 3.7 grams of gold per tonne to 7.3 grams of gold per tonne, and a concentrate sample that has varied from 29.5 to 33.8 grams of gold per tonne.
In addition, the laboratory routinely re-assays duplicate pulps at a rate of 20% as an internal check on assay precision. KOC geological staff do not submit external blanks and standards as blind samples with their drill core sample batches. However, bench composites are created from drill-hole intersections for check assaying and metallurgical test work, and this data provides a further check for the initial assay results.
Quality control checks on reject duplicates are routinely performed by the CSRL laboratory at Kara Balta which is certified by the United Kingdom Accreditation Service under ISO 17025:2006. A minimum of 20% of the total samples from the KOC drill programs have been re-assayed using the fire assay method with a gravimetric finish. During 1998 and 1999, KOC geological staff periodically re-assayed second splits of the coarse rejects for entire mineralized intervals to compare against the initial assays. Since 1999, this has become standard practice for all mineralized intervals that are intersected by drilling. The re-split samples retain the original sample number and are re-assayed at both the mine and the CSRL.
Periodic check assaying is also undertaken at the local laboratory of Alex Stewart Assayers and Environmental Laboratory also located in Kara Balta, which is not accredited but participates in an international laboratory round-robin organized by Geostats Pty. Ltd.
Much of the deposit covered by the early sampling programs has now been mined, and the only effect of any deficiency is the possible influence of a faulty early database during the testing of a block model against the mined-out, upper parts of the deposit where this data predominates.
The sample preparation and assaying methods used by Centerra meet industry standards. While the results of the check assay program indicate that there are no major apparent issues with respect to assay accuracy, the QA/QC protocol used was both incomplete (the lack of true blanks and standards that are blind to the KOC laboratory and to CSRL) and cumbersome, since much duplicate assaying is performed on low-grade to very low-grade samples. Centerra has recently implemented certain changes to the protocol which will mean a significant reduction in duplicate assaying of waste material, but will result in a marked improvement of the reliability of the assays within mineralized zones.
Kumtor Reserve and Resource Estimates
The mineral reserves and resources of the Kumtor project, which include the Central Pit and the Southwest and Sarytor deposits, were most recently estimated as of December 31, 2007 by Ian Atkinson, P. Geo., Centerra’s Vice President, Exploration, who is a qualified person. Resource estimation at Kumtor has been undertaken using a number of mineral resource block models, following procedures in accordance with Canadian reporting standards as required by NI 43-101. Each of the Central, the Southwest and the Sarytor deposit has it owns block model.
     Central Deposit Resource Block Model
The KS-8 block model was developed in 2007 for the Central deposit and is based upon the most recent drilling information, including the results of all in-fill drilling completed from 1998 to October 31, 2007, and is based on geological modeling using vein and alteration intensities together with gold grade information to subdivide the higher and lower grade gold mineralization at the Central Pit into 23 mineralized zones. The KS-8 model uses blocks measuring 10 metres by 10 metres by 8 metres, with the vertical dimension matching the mining bench height. Each block is assigned to a particular mineralized zone and a gold grade is interpolated into the block from the surrounding assay data.
All available assay results for a particular sample are averaged, and the average value is used for mineral resource estimation. Within the low-grade shells, a top cutting value of 60 grams of gold per tonne was applied to individual raw assays based on cumulative frequency plots and production history. Within the high grade SB shell, a top cut of 100 grams of gold per tonne was applied to individual assays, prior to compositing to 2 metre intervals for interpolation. Capping affects less than 1% of the assay intervals. Two metre down-hole composites were then created from the
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capped new assays and the composites used for grade interpolation. The grade interpolation was by ordinary kriging of the assay information residing in the two metre composites using a general search ellipsoids of 100 metres along strike, 100 metres down dip and 5 metres across the dip.
     Southwest and Sarytor Deposits
The mineral reserves of the Southwest deposit have been almost completely exhausted at year-end 2007, and the remaining resources outside of the final pit were estimated using the block model originally established in 2004.
Following a substantial amount of in-fill drilling in 2006, the Sarytor block model identified as SR-2 was newly created for the year-end 2006 reserve estimate. A new geological model was developed, identifying ten mineralized zones, with two of the zones containing the majority of the resources and reserves. After capping the individual assays at 30 grams of gold per tonne, grade interpolation using two-metre composites within the two main shells was accomplished using ordinary kriging, while the small zones were interpolated using anisotropic inverse distance squared methods because of the lower overall drilling density. Variography identified primary ranges of 20 to 30 metres along strike, 20 to 50 metres down-dip and seven to 10 metres across the dip. Secondary ranges are 40 to 80 metres along strike, 40 to 50 metres down-dip, and 12 to 16 metres across the dip.
     Resource Classification
The mineral resource classification for the Kumtor project into measured, indicated and inferred categories for resources considered for open-pit mining is based on the distance to the nearest composite. If the nearest composite in the Central and the Southwest deposits is within 30 metres, then a block is placed in the measured category. If the nearest composite is at a distance larger than 30 metres but shorter than 60 metres, then the block is placed in the indicated category. All blocks having the nearest composite at a distance greater than 60 metres are placed in the inferred category.
The distances used at Sarytor are smaller, from 20 to 50 metres for the indicated category (first pass interpolation), depending on the size and grade continuity of the individual zones. The inferred category was assigned to those blocks at twice the distance of the first pass. There are no measured resources at Sarytor, reflecting the lack of actual mining experience for this deposit.
     Mineral Reserves Estimate
The Kumtor mineral reserves were estimated as of December 31, 2007 by KOC’s and Centerra’s mining resource groups on the basis of the KS-8 and SR-2 block models and pit designs. In estimating mineral reserves, allowances were made in the models for internal and external dilution. External dilution is provided for by adding to the tonnage of each block containing more than one rock type (i.e., ore and waste) an arbitrary one-half of the waste tonnage in such a block.
The economic design parameters assume an average gold price of $550 (US) per ounce (both for the purposes of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes), average mining costs of $0.91 (US) per tonne of material mined from the Central Pit and $1.21 (US) from the Sarytor deposits. Milling, ore haulage and general and administrative costs used were $15.35 (US) for the Central Pit and $15.73 (US) for the Southwest and Sarytor deposits. Metallurgical recoveries used in the pit optimization follow a variable recovery equation and range from 47% to 87%. The economic effects of the Agreement on New Terms on the pit design were evaluated and found to be of negligible importance.
The cut-off grade used to report the reserves has been chosen by Centerra at 1.0 grams of gold per tonne, lower than the past value of 1.3 grams of gold per tonne. This is partly due to the recent increase in the gold price. The 1.0 grams of gold per tonne value allows the mill to be operated in 2008 and 2009 at the plant design capacity. The low grade stock pile that has been accumulated by the end of 2007 will supplement the open pit ore in 2008 and 2009.
The reserve classification will normally reflect the original resource classification, with measured resources becoming proven reserves and indicated resources becoming probable reserves. However, in the Central Pit, both the high wall and
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the final push back phase of the southwestern part of the pit have remaining geotechnical uncertainties that constitute a certain risk for the eventual recovery of part of the reserves. All of the mineral reserves affected by these uncertainties have been assigned the probable classification, including the mineral resources originally classified as measured. This involves a total of 17.9 million tonnes at an average grade of 4.4 grams of gold per tonne representing 57% of the Central Pit proven and probable in situ reserves.
All reserves in the Southwest and Sarytor deposits have been classified as probable reserves in view of limited production reconciliation history.
The following table sets out the Kumtor proven and probable mineral reserves estimate as of December 31, 2007:
Kumtor Reserves as of December 31, 2007

CATEGORY			Tonnes	Gold Grade	Contained Gold
			(thousands)	(g/t)	(thousands of ounces)
Proven (Kumtor Central Pit)	Stockpiles	Greater than 1.0 g/t	3,594	1.4	158
	In situ	Greater than 1.0 g/t	6294	5.3	1,065

Total Proven Reserves			9,888	3.8	1,223

Probable (Kumtor Central Pit)	In situ	Greater than 1.0 g/t	25,342	4.1	3,334
Probable (Southwest deposit)	In situ	Greater than 1.0 g/t	369	2.9	34
Probable (Sarytor deposit)	In situ	Greater than 1.0 g/t	2,835	3.4	311

Total Probable Reserves			28,546	4.0	3,679

Total Proven and Probable Reserves			38,434	4.0	4,902

Except for the potential risks posed by the geotechnical issues described under the heading “Mining Operations – Geotechnical Issues Affecting the Kumtor Open Pit” and political risks pertaining to the Kyrgyz Republic described under “Risk Factors”, there are currently no known environmental, permitting, legal, title, taxation socio-economic, marketing, political or other relevant issues that might materially affect the estimate of Kumtor mineral reserves.
The changes to the reserve base during 2007 predominantly reflect the lowering of the cut-off grade, which now includes 8.5 million tonnes with an average grade of 1.1 grams of gold per tonne (existing stockpiles plus future production) that previously were not. A small tonnage gain of 0.4 million tonnes was registered for Sarytor, for the same reason. The remainder of the increase is due to modifications to the Central pit design, which upgraded a modest tonnage of resources below the pit into reserves, and the increase in gold price. The resulting increase in reserves more than offset the gold mined during 2007.
     Mineral Resources Estimate
Additional mineral resources have been estimated outside the updated pit designs at the Central Pit, as well as the Southwest and Sarytor deposits. The estimates of additional mineral resources for the expanded Central, Southwest and Sarytor open pits have been based upon a cut-off grade of 1.0 grams of gold per tonne using the undiluted KS-8, Southwest and Sarytor block models. The additional mineral resources occur in the space between the current ultimate pit design that is based on a gold price of $550 (US) per ounce, and optimized larger pit shells (resource shells) that are uneconomic at a gold price of $550 (US) per ounce.
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Kumtor Resources as of December 31, 2007

CATEGORY		Tonnes	Gold Grade	Contained Gold
		(thousands)	(g/t)	(thousands of ounces)
Measured	Open Pit (> 1.0 g/t)	18,770	3.2	1,931
Indicated	Open Pit (> 1.0 g/t)	19,323	2.8	1,741

Total Measured and Indicated Resources	Open Pit (> 1.0 g/t)	38,093	3.0	3,672

Inferred	Open Pit (> 1.0 g/t)	778	1.8	46
	Underground (> 7.0 g/t)	2,796	20.0	1,797

Total Inferred Resources		3,574	16.0	1,843

Mineral resources are not mineral reserves and do not have demonstrated economic viability.
     SB Zone Underground
In 2006, SRK Consulting (Canada) Inc. (“SRK Canada”) conducted a scoping study with respect to mining the SB Zone by underground mining methods below the ultimate Central pit. Diamond drilling to date in the SB Zone has outlined a high-grade inferred resource below the current pit design, estimated to be 1.8 million ounces of contained gold at an average grade of 20.0 grams of gold per tonne.
Based on the results as the SRK Canada Study on December 7, 2006, Centerra announced a $36 million (US) underground program to upgrade the SB Zone inferred mineral resources considered for underground mining to a higher classification. The underground exploration program will include delineation drilling from the exploration decline, level development, test mining and a subsequent detailed technical and economic study. Excavation of the box cut for the decline portal was complete at the end of 2007, and the first round of the decline has recently been taken. The physical underground exploration and delineation program is scheduled to be completed at the end of 2010.
In 2007, the designs for the portal, surface facilities and decline to access the SB Zone were completed, and three permit applications which are required under applicable mining law were submitted to the relevant authorities for approval. The permit applications were approved in the second half of 2007, and construction of the portal and surface support structures commenced. The portal to the decline required an extensive excavation of colluvium to access a secure rock face and protect the portal entrance. A 100 metre long culvert was designed as the primary portal entrance. The first rock blast occurred on February 29, 2008. All equipment required for this phase has been purchased.
A decision to commence mining SB Zone resources will be considered as drilling results become available. Plans to expand the underground development to allow for the timely extraction of the SB Zone are expected to be formulated in 2008.
Employees
At December 31, 2007, Kumtor had approximately 2,145 employees (excluding long-term contractors), of which approximately 96% are Kyrgyz citizens. The Kumtor mine is unionized and all of Kumtor’s national employees in the Kyrgyz Republic are subject to a collective agreement between KOC and the Trade Union Committee. Labour relations to date have been generally good and there has been only been one work stoppage due to a labour dispute in December 2006. KOC reached agreement with trade union representatives on the material terms of a new, two-year labour agreement in February 2007.
2007 Cameco Annual Information Form

Mining Operations
     Mining
Mining operations at Kumtor are carried on using conventional open-pit mining methods. The Central deposit is mined in a large open pit where total material mined in 2007 was nearly 80 million tonnes, or 220,000 tonnes per day. Additionally, 35 million tonnes were mined in 2007 from the Southwest pit, or 96,000 tonnes per day. The overall waste to ore ratio in 2007 was 21.4 to 1. Total mining in 2007 thus amounted to 14,000 tonnes per day of ore including low-grade material to stockpiles, and more than 300,000 tonnes per day of waste.
The initial stripping of the Kumtor orebody in 1995 had the unusual challenge of mining a portion of the Lysii glacier that covered the northeastern area of the planned open pit, and lesser quantities of ice have been removed in subsequent years as the northeast highwall of the open pit is pushed back. Additional mining of the Lysii glacier is planned as part of the high wall push-back in the coming years.
The top mining elevation in the Central deposit’s current ultimate pit design is at about 4,460 metres, and the very deepest part of the final pit excavation will be at 3,650 metres in the southwest part of the deposit. The crushing plant to which ore is delivered is at about 4,050 metres and ore transport was thus downhill for the upper portion of the orebody, and will have a maximum uphill haul of 400 metres for the lower portion. The haulage distance from the Southwest deposit is about 5.2 kilometres, and the haulage distance for the Sarytor deposit, scheduled to be mined starting in 2009, will be 7.8 kilometres.
Waste disposal continues to be on the upper and lower parts of the Davidov glacier. The waste does not have any acid generation potential because of its high carbonate content. As the waste is being deposited, the glacier reacts as a result of the increasing load. The ice movement is measured and monitored.
Mining is based on eight-metre benches with split-bench mining in areas of lower ore thickness. Blast holes are currently drilled using 11 rotary-percussion drill rigs. In 2008, eight of the rigs will be converted to drill holes with a wider diameter. This will result in a wider drill-hole pattern making the other three rigs redundant. Charging the holes is undertaken by special bulk explosives trucks delivering either ammonium nitrate with fuel oil (ANFO), or the use of emulsion explosives for wet holes.
The main loading fleet includes ten hydraulic excavators (nine of which are configured as shovels and the other as a backhoe), four shovels and three front-end loaders. Typically, the shovels are used for production and the loaders for ore blending, cleanup and support during shovel maintenance.
During 2007, total capital expenditures at Kumtor amounted to $88 million (US), mainly for pre-stripping the South Pit, the SB Zone underground project, the tailings dam shear key extension and the purchase of 16 haul trucks and four shovels.
Grade control in the pit is based on the sampling of blast hole cuttings whose grade and metallurgical character are determined at the site laboratories. This information is entered into the ore grade control model, based on which the various ore blocks are staked in the field for digging. The ore is then delivered to the crusher or the appropriate stockpile depending on the daily blending requirements. Kumtor has an active and dynamic blending program in close contact with the mill that adjusts the ore blend as required to maximize the gold recovery.
Hydrological conditions are controlled by the presence of up to 250 metres of permafrost that has, however, become more discontinuous in the area affected by mining due to seepage of seasonal surface waters into the ground. Groundwater volumes from this source zone are relatively small and are included with the water volumes handled as surface runoff and glacial meltwater. Surface waters are partly diverted away from the pit using diversion ditches, sumps and gravity pipelines. Water within the pit is channeled to sumps and is pumped outside the pit limits. The original permafrost boundary was between elevations 3,900 metres and 3,950 metres along dewatering ditches and parts of the pit are not in unfrozen ground. The consequences for pit wall stability are described in “Mining Operations — Geotechnical Issues Affecting the Kumtor Open Pit”.
2007 Cameco Annual Information Form

Kumtor has approximately seven years of remaining mine life.
     Milling
The Kumtor flowsheet for ore processing is a standard layout that consists of crushing, grinding, flotation, cyanide leaching and gold recovery in a carbon-in-leach (“CIL”) circuit. The milling process reflects the fine-grained nature of the gold and its intimate association with pyrite and consists of crushing, grinding, pyrite flotation and double re-grinding the flotation concentrate. Two separate CIL circuits recover the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electrowinning and refining. The mill was originally designed with a capacity to process 4.8 million tonnes of ore per year, but the actual mill throughput is currently approximately 5.6 million tonnes per year.
The ore to be milled is managed through a number of stockpiles that receive ore of different metallurgical character and of different grade ranges and thus allow blending of the mill feed. A gyratory crusher reduces the ore to 100% minus 30 centimetres. The ore is then fed to a coarse ore stockpile from which it is reclaimed for grinding, first to a semi-autogenous (“SAG”) mill and then to a ball mill, which together reduce the grain size to 80% passing 140 microns. A bulk sulphide concentrate representing 7% to 11% of the original mill feed is then produced with a grade of 30 to 50 grams of gold per tonne and a gold recovery of 87% to 92% into the concentrate.
The flotation concentrate is re-ground to 90% passing 20 microns. After thickening to 60% solids, it is once more re-ground to 95% to 98% passing 20 microns in an ultra-fine grinding (“ISA”) mill, re-pulped to 45% solids, pre-aerated for 40 hours and leached for 80 hours in the CIL circuit consisting of four agitated tanks in series. Centerra commissioned the ISA mill at a cost of $6.8 million (US) in October 2005. Application of this new technology has resulted in increased recoveries in excess of 2%.
The flotation tailings with an average grade of 0.45 grams of gold per tonne are thickened to 50% solids and subjected to cyanidation for ten hours in a CIL circuit similar to the circuit used for the sulphide concentrate. The carbon in both CIL circuits is moved forward counter-current to the slurry flow, and the loaded carbon from the first flotation tailings CIL tank is pumped to the third concentrate CIL tank to continue loading. Loaded carbon from the first concentrate CIL tank is pumped to the gold recovery plant. The loaded carbon is stripped and the gold subsequently recovered by electro-winning.
The main grinding and re-grind circuits use ball mills that are constructed by joining together four segments bolted at the flanges. Since the inception of production, there has been a bolt breakage issue at the flanges of the re-grind mills that required ongoing remediation by various methods. To reduce the risk of significant interruption in milling, Centerra replaced the re-grind shell and discharge head in a planned shutdown, which has eliminated the bolt breakage problem on the flanged segments. The ISA mill was used as a temporary replacement for the re-grind mill during installation of the replacement mill shell and head. Additionally, in 2006 a SAG mill motor was purchased as an emergency spare to reduce the risk of a shutdown due to SAG mill motor problems. In late February 2008, Kumtor temporarily shut down the mill in order to repair the ring gear on the ball mill. The ring gear was repaired in mid-March 2008 and replacement of the ball mill shell, a defect in which is believed to have contributed to the failure of the ring gear, is ongoing and is on schedule to be completed by early April 2008. The ball mill is expected to be returned to operation by mid-April 2008. Centerra does not expect the shutdown to affect forecast gold production.
Gold recovery in the CIL circuits is 30% for the flotation tailings and 90% for the sulphide concentrate. The loaded carbon is stripped and the gold subsequently recovered by electrowinning.
Gold recovery, particularly during the early phase of operations, was affected by the preg-robbing character of some of the ore due to active graphite. These effects have been moderated by adding diesel fuel and sodium laurel sulphate (“SLS”) as masking agents to the ore feeding the SAG and re-grind mills. Historically, the overall metallurgical recovery rate has averaged 79.4%.
2007 Cameco Annual Information Form

     Production History
The Kumtor mill started processing ore in the third quarter of 1996, leading to commercial production in the second quarter of 1997. Through December 31, 2007, a total of 59.4 million tonnes of ore has been milled with an average gold content of 4.05 grams of gold per tonne. The total gold recovered was 6.15 million ounces. In addition, 699 tonnes of waste and ice had been mined for an overall strip ratio of 11.8 to 1. Production in 2007 of 300,862 ounces of poured gold was below Centerra’s projection of 450,000-460,000 ounces at the beginning of the year as a result of the delayed access to the SB Zone. See “Mining Operations – Geotechnical Issues Affecting the Kumtor Open Pit” below.
     Geotechnical Issues Affecting the Kumtor Open Pit
     The Northeast Wall (High wall)
Operations of the Kumtor pit have been negatively affected as a result of two substantial failures of the highwall that forms the northeastern limit of the Kumtor pit. While some ground movement is common, on July 8, 2002 a very significant and unexpected movement occurred (the “2002 highwall ground movement”) that affected the pit wall over a vertical distance of 280 metres, caused one fatality and resulted in the temporary suspension of mining operations. Although mine production resumed seven days later in an area away from the pit wall failure, the highwall ground movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible to mining. Consequently, KGC milled lower-grade ore and achieved lower recovery rates.
Following the 2002 highwall ground movement, a program of structural mapping and geotechnical drilling with assistance from SRK Consulting (UK) Ltd. (“SRK UK”) commenced. Based on the advice of Centerra’s geotechnical consultant, Golder Associates Ltd. (“Golder”), and following further technical investigation, Centerra revised the structural model in the area of the highwall and reformulated the slope design criteria for the final pit. The original overall slope design angle was 42°, which was redesigned to 36° based on the assumption of a circular rock mass failure. Mining of ore in the pit sector affected by the rock fall resumed in 2003. As of December 31, 2005, the entire area affected by the 2002 failure had been mined out.
Centerra’s claim under its insurance arrangements for certain losses it incurred as a result of the 2002 highwall ground movement, in particular the failure of the working bench, was settled in August 2006 for approximately $13.6 million (US).
A second pit wall failure occurred on July 13, 2006 (the “2006 highwall ground movement”) encompassing about two million cubic metres of waste rock in approximately the same location as the 2002 failure, above the Stockwork Zone that was planned to be mined in 2006 and 2007. An automated prism monitoring system, installed by Centerra as a result of the initial 2002 highwall ground movement, provided sufficient warning to remove all personnel and most equipment from the area affected by the failure. A diamond drill rig was destroyed by the new slide. Due to safety concerns, mining from the area was deferred, and mill feed from this area was partly replaced with low-grade ore stockpiles resulting in a significant and negative impact on production. Mining of the high wall affected by the failure was again postponed and has not yet resumed. As a result, mill feed planned from this area was replaced with low grade ore stockpiles. Production in 2006 totalled 303,582 ounces of gold compared to a projection of 410,000 to 420,000 ounces of gold (revised as of April 30, 2006). Mining of the north wall affected by the ground movement was postponed. Mine production equipment from this area was moved to the SB Zone to accelerate stripping in order to access higher-grade ore expected in mid-2007.
Following the 2006 highwall ground movement, Centerra began an expanded program of structural mapping and Golder and SRK UK continued to assess causes of the pit wall failure and provided guidance with respect to remedial and long-term pit slope design criteria that would reduce the possibility of recurrence. This work has provided insight into why the highwall failures occurred. Large shallow wedges are interpreted to have formed the failure plane, and sub-glacial water seeping from the overlying Lysii glacier into the pit wall, reducing the extent of the original permafrost regime, exacerbated by a dysfunctional drainage ditch above the slide, have been recognized as contributing factors to the 2006 highwall ground movement.
     2007 Cameco Annual Information Form

Based on recommendations by Golder and SRK UK, the high wall slope for the year-end 2007 mineral reserve estimate and life-of-mine plan has now been designed with slope angles that range from 28° to 32°. The slope has been flattened to excavate any deeper wedges that might exist to prevent further similar failures. In addition to the flattening of the high wall, more ice is scheduled to be removed from the remaining Lysii Glacier snout starting in 2008, and any melt water from the glacier should be reliably directed away from the pit so that the pit wall is no longer affected.
The factor of safety for the slope as planned can only be determined with additional work to identify the geometry and distribution of the remaining but diminished permafrost, and the degree of water saturation in areas where the permafrost has receded or was never present. The necessity of depressurizing the high wall by horizontal drains, considered to be technically possible, requires the investigation of the ground water and permafrost regimes to allow an assessment of the need for relief wells. Moreover, surface waters need to be reliably diverted from the wall.
Since mining of ore requiring the push-back of the highwall is not planned before 2011, there is time available to complete these investigations. Anticipating that Centerra will undertake additional studies to confirm the structural geology, investigate the groundwater regime and determine whether rock dewatering of the highwall is required and how it may be achieved, the inclusion of the affected ore tonnage in Kumtor’s current statement of mineral reserves has been accepted. There is, however, a risk that some or all of the reserves in question, being 7.8 million tonnes with an average grade of 3.7 grams of gold per tonne and an incremental strip ratio of 29 to one, may not be recoverable without a further substantial flattening of the highwall.
     The Southeast Wall
The south-east wall of the Kumtor pit has a number of geotechnical challenges that have a significant affect on the amount of high-grade ore from the SB Zone that can be recovered by open-pit mining.
The excavation of the SB Zone takes place below the former location of the Davidov glacier in the south-western part of the Kumtor deposit. Prior to the identification of the SB Zone, waste rock had been dumped in this area. This has resulted in the gradual displacement of the glacier away from the pit, so that the waste, originally lying on glacier ice, now rests for the most part on the original substratum, the basal moraine (“till”) of the glacier. The new Kumtor life-of-mine plan will continue this practice.
The waste dumps acts as a buttress between the glacier and the pit, as intended. As a consequence, the outer edge of the final pit design in this area is fixed and push-backs of the Kumtor pit past the berm cannot be used to recover deeper parts of the SB Zone.
The till onto which the waste was dumped is loose, granular and heterogeneous with respect to fines content and permeability. The initial design of the south east wall assumed a 36° slope in the lower bedrock, an 18° face in the glacial till and a 36° slope in waste rock overlying the till with an overall slope of 29° as recommended by Golder.
In the first quarter of 2007, minor slope movement was detected in the waste dump above the SB Zone highwall in the Central Pit. Deformation cracks in the waste rock above the till focused the mine staff’s attention on wall instability seated in the glacial till between the waste dumps and the underlying bedrock. Drilling has indicated that further push backs of the Kumtor pit will encounter unfrozen, water-saturated till. The outer face of the till is frozen and hence the water behind the slope face is pressurized. The till appears to be pressurized by water derived from the base of the Davidov glacier as well as by water flowing through unfrozen bedrock in the pit walls. An initial geotechnical drilling and analysis program was undertaken in the second quarter of 2007 to determine whether a lower design slope angle would be required to stabilize the waste dump and, if so, to determine the effect on future production.
In a press release issued on July 19, 2007, Centerra reported that independent geotechnical experts had completed their preliminary analysis of the previously reported high wall waste dump movement and the preliminary findings of the glacial till characterization. An initial assessment of the slope with full water pressure in July 2007 led to redesign of the overall slope by Golder to 18° above the till/bedrock contact with significantly flattened till and waste rock slopes. Since the crest of the ultimate pit slope is fixed at this location, such flattening of the slope from the original 29° by 11° would
2007 Cameco Annual Information Form

have had a significant and negative impact on the December 31, 2007 mineral reserves by raising the pit bottom by some 95 metres. The lower slope angles would also delay access to the SB Zone.
Further technical assessment since July of 2007, including additional drilling, installation of piezometers (devices installed in drill holes that allow the direct measurement of pore water pressure in the surrounding rock) and de-watering tests (a pump test utilizing a pumping well and two observation holes) have led to a better understanding of the water pressure distribution in the till. The de-watering tests undertaken to date indicate that the till can be depressurized to allow push back of the overall slope at an approximate angle of 30° — near to the original design. Recent interpretation of the geological structures in the south east corner of the Central Pit has indicated the need to flatten the rock slope beneath the till where foliations interact unfavourably with steeply dipping cleavage, foliations and north-westerly dipping thrust faults. This work indicates that there are likely several parallel thrust structures behind the slope so that failure modes would include a combination of cleavage, foliation attitude and faults. Subsequent work by Golder has confirmed that a slope angle of 20° is required in these areas where these structures are oriented poorly with respect to the pit geometry. However, Golder notes that the rock slope angle can be steepened substantially to about 30° if depressurization is undertaken. While there is no reason to believe that depressurization cannot be undertaken, there has been no relevant testing done in this area of the pit.
While depressurization tests of the rock below the till have not yet been undertaken, the rock is fractured and is likely amenable to depressurization. The method of depressurization still has to be determined, but a series of pumping wells on the surface, or a drainage adit at depth to dewater by gravity, are being considered. Both approaches are technically feasible. If depressurization of the till and of the underlying rocks cannot be achieved, however, the flatter slope angle required under Golder’s initial assessment would lead to a reduction of the mineral reserves mineable by open pit by approximately ten million tonnes with an average grade of 4.9 grams of gold per tonne. Note, however, that about 1.4 million tonnes with an undiluted grade of 21 grams of gold per tonne, which are part of this tonnage in question, would be added to the inferred resources scheduled for underground exploration and possible later mining by underground mining methods. The pit design, on which Centerra’s December 31, 2007 mineral reserves are based, uses the steeper set of design angles which anticipate successful depressurization of both the till and the underlying rocks.
     Conclusion
The aggregate mineral reserves with exposure to geotechnical risk total nearly 18 million tonnes with an average grade of 4.4 grams of gold per tonne. To reflect the additional risk in this part of the Kumtor reserve, the entire tonnage in question has been included in the probable reserve class, even if their resource counterpart was originally in the measured category.
     2008 Production Estimate
In 2008, approximately 5.658 million tonnes of ore at an average grade of 4.1 grams of gold per tonne is scheduled to be processed, resulting in expected production of 618,000 ounces of gold.
The foregoing 2008 Kumtor production estimate and certain other statements regarding plans and expectations for Kumtor under the heading “Kumtor Mine” and elsewhere in this Annual Information Form are forward-looking information and are based upon the following key assumptions and subject to the following factors that could cause results to differ materially:
•	Cameco has assumed that the geotechnical issues affecting the Kumtor Pit, which is a challenging deposit to mine, will be overcome and that all necessary studies, investigations and remediation efforts to pushback the highwall and dewater the glacial till and rocks above the SB Zone and portions of the east wall are successful, but actual production results could differ materially if these geotechnical issues cannot be resolved successfully within the expected timeframe;

•	Cameco has assumed that the initial planned raise of the tailings dam by three meters is successfully completed on schedule by the end of 2008 and that all necessary permits and authorizations are obtained, and all work is successfully completed, for a further raise of the tailings dam by an additional
2007 Cameco Annual Information Form

three metres by 2010, but there is a risk that future production levels will be constrained if these raises of the tailings dam cannot be successfully completed on schedule;

•	Cameco has assumed that the that the Agreement on New Terms is completed and all conditions are satisfied, including approval of the Parliament of the Kyrgyz Republic and any required regulatory or other approvals, but that is subject to the risk that the agreement is not completed or the conditions are not satisfied;

•	Cameco has assumed that Centerra receives all necessary permits and authorizations, including environmental permits and authorizations, from governmental authorities of the Kyrgyz Republic in a timely fashion and on acceptable terms to maintain scheduled production, but that is subject to risk that such permits or authorizations cannot be obtained in a timely manner or on terms satisfactory to Centerra.
Cameco has also assumed there will be no material unexpected disruptions to Kumtor’s planned production schedule, but Kumtor’s operations are subject to the risk of delays in or suspension of production associated with: further ground movements of the pit walls, waste dump or tailings dam; seismic activities, weather and other natural phenomenon; the occurrence of water inflows; unexpected geological or hydrological conditions; employee relations, litigation or arbitration proceedings; blockades or opposition by local communities; equipment failure; delays in obtaining or failing to procure required capital equipment, operating parts and supplies; environmental accidents or contamination; increased regulatory burden; and political instability and political unrest in the Kyrgyz Republic.
Other factors that could cause actual results or events to differ materially from current expectations include, among other things: volatility and sensitivity to market prices for gold; replacement of reserves; increases in production and capital costs; inability to enforce legal rights; defects in title; imprecision in reserve estimates; success of future exploration and development initiatives; competition; operating performance of the facilities; seismic activity, weather and other natural phenomena; the speculative nature of exploration and development, including the risks of obtaining necessary permits and approvals from government authorities; changes in national and local government legislation, taxation, controls, regulations, policies and political or economic developments in Kyrgyzstan; and other development and operating risks.
If actual results differ materially from the assumptions set out above or any of the material risk factors identified above or elsewhere in this Annual Information Form, including under the headings “Caution Regarding Forward-Looking Information and Statements” and “Risk Factors”, occur, production from Kumtor may differ materially from the foregoing production estimate and Centerra’s plans and expectations for Kumtor may differ materially from actual results.
Gold Sales
Gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic pursuant to the Gold and Silver Sale Agreement entered into between KOC, Kyrgyzaltyn and the government of the Kyrgyz Republic. Under these arrangements, Kyrgyzaltyn is required to prepay for all gold delivered to it, based on the price of gold on the London Bullion Market on the same day on which KOC provides notice that a consignment is available for purchase. If Kyrgyzaltyn does not purchase any gold produced, the Investment Agreement provides that KGC may export and sell the gold outside of the Kyrgyz Republic without restriction.
Pursuant to an amendment to the Gold and Silver Sale Agreement, effective from December 22, 2005, as amended from time to time since then, Kyrgyzaltyn is permitted, until May 15, 2008, to defer payments for gold for up to 12 calendar days. Kyrgyzaltyn has agreed to sell, before May 15, 2008, a sufficient number of Centerra common shares to yield $12 million (US) of proceeds. These proceeds, which will continue to be held by Kyrgyzaltyn, will fund a gold payment facility to be used by Kyrgyzaltyn to resume the practice of pre-paying for gold. The obligations of Kyrgyzaltyn are secured by a pledge of a portion of the Centerra shares owned by Kyrgyzaltyn.
2007 Cameco Annual Information Form

Kyrgyzaltyn Management Fee
In connection with the Kumtor restructuring, KOC entered into an amended and restated agreement with Kyrgyzaltyn for its participation in the operation of the Kumtor gold project (the “Management Services Agreement”). This agreement came into effect together with the Investment Agreement on closing of the Kumtor restructuring.
The Management Services Agreement provides for payment of a management fee to Kyrgyzaltyn in return for its continuing assistance in the management of the Kumtor operations. Kyrgyzaltyn received an initial payment of $1 million (US) and will receive subsequent payments calculated on the basis of $1.50 (US) per ounce of gold sold. The total amount of such subsequent payments is expected to be less that $1.5 million (US) annually.
Environmental, Health and Safety Matters
Centerra’s operations at the Kumtor mine are subject to environmental and safety requirements arising from the legislation and other legal requirements applicable in the Kyrgyz Republic, supplemented by contractual commitments to conduct operations in accordance with good international mining practice and in material compliance with the standards applicable under the EMAP for the Kumtor mine, which includes operation in material compliance with federal Canadian, Saskatchewan and World Bank environmental, health and safety laws, regulations, policies and guidelines.
For Kumtor, a number of certificates, permits, licences and approvals are required to be obtained Centerra from various departments of the government of the Kyrgyz Republic, including with respect to the use of potentially toxic chemicals, transportation of dangerous goods, importing of blasting materials and sodium cyanide, environmental emissions and discharges, and water usage.
In 2000, KOC developed a formal Environmental Management System (“EMS”) following the ISO-14001 standards for determining and managing environmental aspects associated with its activities. The EMS addresses all impacts of the operation on the environment and monitors compliance with the various permits issued by the Kyrgyz authorities.
In May 1998, a truck en route to the Kumtor gold mine accidentally overturned and spilled approximately 1,760 kilograms of sodium cyanide into the Barskaun River, which in turn drains into Lake Issyk-Kul. Following the accident, an independent scientific commission of international experts was assembled to assess the impact. The commission released its report to the public in September 1998 and, among other things, concluded that no fatalities resulted from the spill and that, based on reported cases where humans may have been affected within the first 72 hours, up to 16 cases of cyanide exposure may have occurred. However, the commission concluded that none of these exposure cases was confirmed, that no medical evidence has been suggested to support these cases as being cyanide-related, and that none of these potential cases were likely to experience long term effects. Despite the finding of the international experts, a separate commission established by the Prime Minister of the Kyrgyz Republic determined that damages as a result of the accident amounted to $4.6 million (US). Subsequently, KGC reached a formal settlement agreement with the government of the Kyrgyz Republic. In January 1999, the settlement agreement was submitted to a tribunal of the American Arbitration Association, which reviewed the terms of settlement and confirmed them as fair and reasonable. This represents a final settlement of all claims or potential claims arising from the accident. Mine operations were not interrupted by the accident.
In July 2005, protesters, in an action related to the 1998 cyanide spill, illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the government. In response to the roadblock, the government created a state committee to inquire into various aspects of the Kumtor operation and the consequences of the spill. Based on the inquiries of the state committee, the government issued a decree in September 2005, requesting, among other things, that certain government agencies enter into negotiations with KGC and ask that KGC provide new funds to compensate local residents. Throughout these negotiations KGC’s position continued to be that the settlement agreement was a final settlement of all claims and that any new compensation was the responsibility of the government. On November 14, 2005 there was a further illegal roadblock by protesters that blocked access to the mine. This roadblock was lifted on November 21, 2005 after further negotiations among the protesters, the government and KGC. As a result of these negotiations, the government acknowledged its responsibility for any new compensation relating to the spill. To assist the government in fulfilling its responsibilities, in December 2006 an agreement was signed between
2007 Cameco Annual Information Form

KGC and the government under which KGC agreed to make interest-free advances of approximately $4.4 million (US) to the government. To date, $3.7 million (US) has been advanced. This money has been distributed to members of the local communities by a committee created by the government to administer the distribution of compensation. Half of the loan ($2.2 million (US)) is repayable not later than 2010 and is secured by Centerra common shares held by Kyrgyzaltyn. The balance will be forgiven in 2012, provided that the government does not default on its obligations in the Investment Agreement. The Agreement on New Terms provides that entire amount of $4.4 million (US) will be forgiven by Centerra.
Decommissioning and Reclamation
Upon the completion of mining and milling at Kumtor (subject to extending Centerra’s rights to mine other areas as provided under the Concession Agreement), all immovable infrastructure will become the property of the government of the Kyrgyz Republic. This includes the roads, buildings, accommodations and any other related facilities but does not include operating machinery.
A decommissioning plan was developed as required by the EMAP. The decommissioning plan covers all aspects of the mining project including the open pit, mill complex, tailings basin, stockpiles and other surface facilities. Equipment, buildings and other structures will be salvaged to the extent possible. All areas will be contoured to fit the natural terrain. The open pit will be left to fill with water and the tailings will be covered.
Under the EMAP, Centerra is required to update a Conceptual Closure Plan (“CCP”) every three years. This approach allows for the development and adaptation of the CCP, provides a period for testing and monitoring of several years to evaluate the various options contemplated by the CCP, and is followed by the development of a Final Closure Plan closer to the end of mine life that will consider the results of the testing and monitoring as well as any changes to the environmental, regulatory and social environment that may have occurred over the life of the mine.
In 1999, Centerra’s future decommissioning and reclamation costs for the Kumtor mine were estimated to be approximately $20.3 million (US). Any realized salvage value from the sale of plant machinery and equipment and other moveable assets after mining operations have ceased would be available to be applied against final reclamation costs, together with funds from the recovery of working capital. In 2004, a revised and more detailed conceptual decommissioning and reclamation plan was developed that estimated total costs of $21 million (US). In 2007, a revised conceptual closure plan was initiated and is planned to be completed in 2008. This is necessary due to the extension of the mine life and addition of new equipment to the mine and mill operations.
In 1998, a reclamation trust fund was established for the future costs of reclamation, net of estimated salvage values of $14.9 million (US). In order to fund this amount, contributions are made to the fund over the life of the mine based on ounces of gold sold. At December 31, 2007, the balance in the fund was $4.85 million (US).
Exploration Activities
Exploration expenditures at Kumtor were $11.7 million (US) during 2007. Drilling programs were carried out in the vicinity of the open pit area to further evaluate the Kumtor ore body and consisted of 29 holes totalling 15,418 metres. A drilling program consisting of 27 holes totalling 3,077 metres was also completed at the Sarytor deposit, and a program of three holes totalling 527 metres at the Southwest Zone deposit, which are satellite deposits located about three to five kilometres from the Kumtor mill.
The 2007 exploration drilling program continued to test the strike and dip extensions of the Kumtor mineralized structure to the north of the highwall of the Central Pit. Additional drilling was also carried out to test the mineralized structures north of the Sarytor and Southwest Zone deposits and between the Sarytor and Southwest Zone deposits in 2007.
Regional drilling programs consisting of three holes totalling 788 metres was also carried out on the Bordoo target and a drilling program of 8 holes totaling 2,201 metres was completed on the Northeast target.
2007 Cameco Annual Information Form

Further exploration programs are planned for 2008, with a budget of $15 million (US) (not including $14.0 million (US) allocated to underground exploration and development for 2008). Additional drilling programs will be completed in the vicinity of the Central Pit with a focus on testing strike and dip extensions to the mineralized horizons to the north of the Central Pit. Exploration programs will also continue in other target areas such as Bordoo, Akbel, Petrov and the Northeast target.
Boroo Mine
The Boroo open pit gold mine is located in Mongolia. The Boroo mill began the commissioning phase in November 2003 and the mine was brought into commercial production on March 1, 2004. In 2007, the Boroo mine produced about 255,000 ounces of gold. At year-end 2007, 111,000 ounces of contained gold have been added, before accounting for 297,000 ounces of reserves mined in 2007. The mineral reserve and resource estimates for Boroo are found below at Centerra Gold Inc. – Reserves and Resources.
Boroo has approximately 648 employees (excluding long term contractors). The proportion of Mongolian citizens in the permanent workforce is approximately 94%. In the first quarter of 2008, a collective agreement was reached with a newly formed union representing Boroo employees. It expires February 1, 2010.
In October 2007, Centerra completed the acquisition of the remaining indirect 5% minority interest in Boroo Gold Company (“BGC”), which holds the rights to the Boroo gold deposit.
The Boroo deposit is described in a NI 43-101 technical report dated May 13, 2004, which was prepared by Strathcona, and in Centerra’s prospectus dated June 22, 2004. The Boroo technical report and Centerra’s prospectus are available on SEDAR at www.sedar.com.
Minerals Law
Mongolian minerals legislation is principally governed by the Minerals Law of Mongolia (the “Minerals Law”). The Minerals Law provides that all mineral resources in the country are the property of the state and that the state, through its agency the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”), has the right to grant exploration and mining (exploitation) licenses. The body responsible for governing rights related to all minerals-related licenses is the MRPAM’s Office of Geological and Mining Cadastre (“OGMC”).
On July 8, 2006, the Mongolian Parliament enacted a new Minerals Law, which became effective as of August 26, 2006. The provisions of the Minerals Law apply to activities and relationships with respect to the exploration for and mining of all types of mineral resources other than water, petroleum and natural gas. The key legislative changes approved by the Mongolian Parliament are described below.
The amendments introduced a definition of strategic mineral deposits. Mineral deposits that have a potential impact on national security, economic and social development, or deposits that have a potential of producing above 5% of the country’s GDP may be designated as mineral deposits of strategic importance. Parliament may designate a deposit as a strategic deposit on its own initiative or by referral from the government. The amendments provide that the state may take up to a 50% interest in the exploitation of a minerals deposit of strategic importance where state-funded exploration was used to determine proven reserves. The percentage of the state’s share shall be determined by an agreement made with the license holder on exploitation of the deposit, considering the amount of investment made by the state. The state may take up to a 34% interest in an investment to be made by a license holder in a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the state’s budget. Under the new Minerals Law, a legal person duly formed and operating under the laws of Mongolia, who holds a mining license for a mineral deposit of strategic importance, is required to sell no less than 10% of its shares through the Mongolian Stock Exchange.
2007 Cameco Annual Information Form

On February 6, 2007, Parliament designated the Boroo deposit as strategic, but resolved that the state would take no interest in Boroo on the basis that a stability agreement between BGC and the government, should continue to govern the Boroo deposit. This Stability Agreement has since been amended by the Amended Stability Agreement. See Stability Agreement below.
The new Minerals Law contains a new single-rate royalty for all metals of 5%. This doubles the 2.5% rate that previously applied to hard-rock gold.
The new Minerals Law also contemplates the entering into of investment agreements (formerly referred to as stability agreements) between the government and investors with respect to mineral properties. Investment agreements provide increased protection to investors making large, long-term commitments. Projects involving an investment of $50 to $100 million (US) will have 10-year terms; $100 to $300 million (US) projects will have 15-year terms; and projects involving more than $300 million (US) will have 30-year terms.
Mineral exploration and mining licenses are granted to legal persons duly formed and operating under the laws of Mongolia who are Mongolian taxpayers. These entities may be foreign-owned. Under the new Minerals Law, the initial term of a mining license is 30 years and may be extended two times for a period of twenty years each. Existing license holders will be required to convert their licenses within five months to bring them in conformance with the periods specified by the new Minerals Law. The Minerals Law provides that the holder of an exploration license has an absolute right to obtain a mining license covering all or any portion of the exploration license area subject to the approval of the provincial governor. The holder of a mining license must prepare an environmental impact assessment and environmental protection plan either before or as soon as possible after receiving a license and must comply with certain reporting requirements to the OGMC.
In January 2008, the Mongolian Parliament established a working group to prepare draft amendments to the Minerals Law. In mid-March 2008, the cabinet of ministers approved draft amendments for submission to Parliament. Amendments were submitted to Parliament on March 25, 2008, but Parliament determined that it would defer consideration of the amendments until April 5, 2008.
Windfall Profits Tax
On May 14, 2006, the Mongolian Parliament passed a new law that imposes a windfall profits tax of 68% in respect of gold sales at a price in excess of $500 (US) per ounce. The Mongolian Parliament continues to debate recent changes to mining legislation and the applicability of the windfall profit tax as well as state participation in various mining projects.
The government has acknowledged that the windfall profits tax will not apply to Boroo for so long as the Amended Stability Agreement remains in effect. However, in discussions between the government and Centerra regarding an investment agreement in respect of the Gatsuurt project, the government has not yet agreed to provide similar status to the Gatsuurt project.
Stability Agreement
An initial stability agreement (the “Stability Agreement”) was entered into by BGC and the Mongolian government in 1998. The Stability Agreement, which was amended in 2000, relates to BGC’s operations at the Boroo gold deposit. Among other things, the Stability Agreement required BGC to invest at least $25 million (US) in development of the deposit. Centerra has met this requirement. In return, the Mongolian government has guaranteed that Mongolian tax laws in effect in 1998 (when the initial Stability Agreement was signed) would apply to BGC’s income from the project unless more favourable laws take effect and the Minister of Finance confirms that the more favourable laws apply. The initial Stability Agreement provided that the parties shall submit unsettled disputes regarding the project or the agreement to international arbitration.
On August 3, 2007, Centerra’s subsidiary, BGC, entered into an amended stability agreement (the “Amended Stability Agreement”) with the government of Mongolia. Pursuant to this agreement, effective January 1, 2007, the Boroo project will be subject to a 10% tax rate for taxable income up to 3.0 billion tugriks and a 25% rate for taxable income above that
2007 Cameco Annual Information Form

amount, which will apply until the termination of the Amended Stability Agreement in July 2013. (Before January 1, 2007, BGC was exempt from income tax.) In addition, effective August 3, 2007, the mineral royalty payable will be 5% rather than the 2.5% previously applicable. The Amended Stability Agreement reaffirms the applicability of the initial Stability Agreement.
The Amended Stability Agreement currently applies only to the Boroo mine and does not apply to the Gatsuurt property.
Property Description and Location
The Boroo gold project is located in the Republic of Mongolia some 110 kilometres northwest of the capital city of Ulaanbaatar and about 230 kilometres to the south of the international boundary with Russia.
MRPAM has granted BGC exclusive rights to all hard-rock minerals and placer deposits under a number of contiguous mining licences centred on and surrounding the Boroo gold deposit. The licences expire between 2055 and 2064.
Surface rights have been obtained, providing sufficient surface area for the mill, and for tailings and waste rock disposal. Contracts are in place for the operation of the permanent camp, reagent storage, mining of aggregate materials, fuel storage, operation of a fuel dispensing station and the tailings dam. BGC must pay a 5% royalty on gold sales to the Mongolian government.
The Boroo mine site includes an open pit mine with waste and ore stockpile areas. Ore is processed at a crusher and mill with a capacity of 6,900 tonnes per day. There is a camp/residence for employees, a warehouse, maintenance shops and offices.
A permanent tailings facility in the Ikh Dashir River valley is connected to the process plant by a five-kilometre pipeline. The tailings storage facility is designed for no discharge, with all of the water being reclaimed for re-use in the mill. The design of the tailings facility provides an ultimate storage capacity of 11 million cubic meters of tailings, sufficient for the tonnage to be mined for the entire life of the mine. In 2007, Centerra constructed an extension to the original tailings dam. The tailings dam walls are at final design for the existing Boroo reserves.
Mining
The Boroo deposit is mined using conventional open pit mining methods and currently mines approximately 12,000 tonnes per day of ore and approximately 33,000 tonnes per day of waste. The strip ratio for the year ended December 31, 2007 was 2.5 to 1. The remaining life of mine strip ratio is expected to be 2.5 to 1. During 2007, mining occurred in Pits 3 and 6. Mining is done with bench heights of five metres, with ore mined on half-benches for improved grade control in the flat lying ore. Three to four benches are under development at any given time.
Milling
The mill is a standard layout that consists of crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIL circuit.
The mill was designed with a capacity to process 1.8 million tonnes of ore per year but the actual mill throughput is currently 2.5 million tonnes per year. The gravity circuit recovers about 30% to 50% of the gold contained in the ore and the overall gold recovery has been 92% in the first two years in accordance with the expectations based on the metallurgical test work, but has since decreased to 79% due to processing of marginally refractory ore from Pit 5 since 2006.
BGC is proceeding to construct a $20 million (US) heap leach facility. The facility will have a 3 million annual tonne capacity. The heap leach project is now expected to process ore containing approximately 528,000 ounces of contained gold over the six-year life of the heap leach project from 17.7 million tonnes of ore (which includes 1.4 million tonnes for Gatsuurt) with an estimated average grade of 0.93 grams of gold per tonne. This total includes an additional 211,000 ounces of contained gold at an average grade of 0.68 grams of gold per tonne that was classified as probable reserves as a
2007 Cameco Annual Information Form

result of changing the cut-off grade to 0.2 grams of gold per tonne using the 2006 year-end resource model. Centerra expects the project to be mechanically and electrically completed in March 2008; however, solution application will not commence until permitting is completed.
Gold Sales
All gold doré produced by the Boroo mine is currently exported and refined under a contract with Johnson Matthey Limited (“JM”). The gold is delivered to a carrier appointed by JM at the minesite and JM assumes the risk relating to security and transport and responsibility for insurance from that point to the JM refinery in Ontario. Under the contract BGC may elect to take physical delivery of the refined gold or to sell it to JM, receiving up to 95% of its estimated value based on mine-site assays within five working days of delivery to the refinery, with the balance following agreement on assays.
Environmental, Health and Safety Matters
BGC has the necessary environmental permits and licences for the Boroo mine. Boroo’s Environmental Impact Assessment has been amended to reflect changes to operations, and its Environmental Monitoring and Protection Plans have been approved by the Mongolian government as required on annual basis. Licences for the import, storage, use and disposal of reagents and chemicals are in place and include permits for the import, transport, use and on-site storage of cyanide.
BGC is updating its Environment Management System to address the impacts of the Boroo operation on the environment and to monitor compliance with all legal requirements. The system provides scheduled monitoring, engineering controls and reporting on the tailings management facility, the mill, the mine and waste rock stockpiles. Specific programs that monitor environmental impacts include testing for acid generation potential, dust control, investigating and reporting spill incidents on-site and off-site, hazardous material handling, planning for site decommissioning and rehabilitation, monitoring the potable water treatment system and sewage treatment and operation of the landfill.
Decommissioning and Reclamation
In 2006, an updated preliminary closure plan has been prepared for the Boroo mine and submitted to the relevant government authorities. In addition to meeting the Mongolian regulatory requirements, the plan includes reference to international practices pertaining to closure of mining operations. The estimated undiscounted cost of decommissioning and reclamation for the Boroo mine is $6.4 million (US). Funds for mine closure are accrued on an ongoing basis, and a portion of the annual environmental management budget has been deposited with the relevant authorities in accordance with prevailing laws. A review of the preliminary mine closure plan was undertaken in 2007 and, with the addition of the heap leach project, the estimated cost has risen to $7.3 million (US). A more detailed closure and reclamation plan is expected to be developed in 2008.
Gatsuurt Development Property
Centerra has a 100% indirect interest in the mining and exploration licences for the Gatsuurt development property, situated 35 kilometres from the Boroo project. The Gatsuurt exploration property covers 2,236 hectares. The mineral reserve and resource estimates for Gatsuurt are found below at Centerra Gold Inc. — Reserves and Resources.
Centerra expects to be engaged in negotiations in 2008 with the Mongolian government regarding an investment agreement for Gatsuurt. Since there is not yet an investment agreement for the Gatsuurt project, there is a risk that Parliament could designate it as a strategic deposit and take up to a 34% interest in it. In addition, Gatsuurt might be subject to the new Mongolian windfall profits tax. In light of these risks, in March 2007 Centerra suspended further development of the property (other than those necessary to maintain the property in good standing and comply with permits) pending completion of negotiations of an investment agreement with the Mongolian government. Upon a satisfactory investment agreement being reached and the final settlement of the Gatsuurt LLC claim, Centerra expects to begin the development of Gatsuurt. (See Note 25 of the Consolidated Financial Statements for the fiscal year ending December 31, 2007 for a discussion of the Gatsuurt LLC claim).
2007 Cameco Annual Information Form

Development of Gatsuurt would take place in two stages. The first stage is budgeted at $20 million (US) and is to construct the 54 kilometre access road, mine facilities at Gatsuurt, expand the camp at Boroo and provide the required mobile mining equipment. The second stage is budgeted for $55 million (US) and is to prepare detailed engineering. Procurement and construction is scheduled to begin thereafter. This stage will modify the Boroo plant to process the Gatsuurt sulphide ore. However, material increases in potential production costs at Gatsuurt could impact the economic recovery of ore from the deposit and ultimately a decision to develop the project and may lead to a reclassification of reserves.
A NI 43-101 technical report dated May 9, 2006 for the Gatsuurt deposit was filed by Centerra and is available on SEDAR at www.sedar.com.
Reserves and Resources
The disclosure in this Annual Information Form of a scientific or technical nature for Kumtor is based on the Kumtor Technical Report, which was prepared under the supervision of Strathcona as of March 28, 2008, and was written by Henrik Thalenhorst, P.Geo. of Strathcona and Iain Bruce, P. Eng. of BGC Engineering Inc., each of whom is independent of Cameco and a “qualified person” for purposes of NI 43-101, and Dan Redmond, P. Geo., a qualified person and an employee of Centerra. The reserve and resource estimates for the Kumtor mineral property were prepared under the supervision of Ian Atkinson, Certified Professional Geologist, Centerra’s Vice President of Exploration, who is a qualified person.
To the knowledge of Cameco, these qualified persons as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
The following table shows the estimated gold reserves and resources as at December 31, 2007 on a property basis and Cameco’s share, which is referred to as Cameco’s equity. Cameco’s equity or share amounts to 52.7% of Centerra’s share of the reserves and resources of the properties. Upon the completion of the Agreement on New Terms with the Kyrgyz Government and the issuance of 10 million treasury shares of Centerra to Cameco, Cameco would own approximately 41% of Centerra.
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”. The amount of reported resources does not include those amounts identified as reserves.
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven and probable reserves.
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
2007 Cameco Annual Information Form

	(Tonnes and Ounces in Thousands)(11)(12)
Reserves(1)	Proven (100% Basis)			Probable (100% Basis)			Total Proven and Probable Reserves
										Cameco	Estimated
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Metallurgical	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz)(3)	Recovery %	Method(4)
Kumtor(6)	9,888	3.8	1,223	28,546	4.0	3,679	38,434	4.0	4,902	2,582	82%	OP
Boroo	3,684	2.5	291	20,405	1.2	757	24,089	1.4	1,048	552	80%	OP
Gatsuurt	—	—	—	9,101	3.4	1,005	9,101	3.4	1,005	529	90%	OP

Total(12)	13,572	3.5	1,514	58,052	2.9	5,441	71,624	3.0	6,955	3,663

	(Tonnes and Ounces in Thousands)(11)(12)
Measured and Indicated Resources(2)	Measured (100% Basis)			Indicated (100% Basis)			Total Measured and Indicated Resources
										Cameco	Mining
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Method
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz) (3)	(4)
Kumtor(5)(6)	18,770	3.2	1,931	19,323	2.8	1,741	38,093	3.0	3,672	1,934	OP
Boroo(5)(8)	452	2.0	29	5,016	1.4	225	5,468	1.4	254	134	OP
Gatsuurt(9)	—	—	—	6,238	3.0	607	6,238	3.0	607	320	OP
REN(10)	—	—	—	2,991	12.7	1,220	2,991	12.7	1,220	404	UG

Total	19,222	3.2	1,960	33,568	3.5	3,793	52,790	3.4	5,753	2,792

	(Tonnes and Ounces in Thousands)(11)(12)
Inferred Resources (100% Basis)(2)	Inferred
		Grade	Contained	Cameco	Mining
Property	Tonnes	(g/t)	Gold (oz)	Equity (oz)(3)	Method(4)
Kumtor(5)(6)	778	1.8	46	24	OP
Kumtor SB Underground(7)	2,796	20.0	1,797	947	UG
Boroo(5)(8)	7,723	1.0	239	126	OP
Gatsuurt(9)	2,437	3.3	256	135	OP
REN(10)	835	16.1	432	143	UG

Total	14,569	6.0	2,770	1,375

Notes:

1.	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission Industry Guide 7, reserves have been estimated with cut-off grades based on a gold price of $550 (US) per ounce.

2.	Mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

3.	Cameco’s equity interest amounts to 52.7% of Centerra’s equity interest of reserves and resources for the properties. Centerra’s equity interests for the properties are: Kumtor 100%, Gatsuurt 100%, Boroo 100% and REN 63%. Upon the completion of the Agreement on New Terms with the Kyrgyz Government and the issuance of 10 million treasury shares of Centerra to Cameco, Cameco would own approximately 41% of Centerra.

4.	“OP” means open pit and “UG” means underground.

5.	Open pit mineral resources occur outside the current pits, which have been designed using a gold price of $550 (US) per ounce.

6.	The open pit mineral reserves and resources at Kumtor are estimated based on a cut-off grade of 1.0 grams of gold per tonne and include the Central Pit and the Southwest and Sarytor deposits. Except for the potential risks posed by the geotechnical issues described under the heading “Kumtor Mine — Mining Operations -Geotechnical Issues Affecting the Kumtor Pit” and the political risks pertaining to Kyrgyz Republic described under “Risk Factors”, there are no currently known environmental, permitting, legal, title, taxation socio-economic, marketing, political or other relevant issues that might materially affect the estimate of Kumtor mineral reserves

7.	Underground mineral resources occur below the Central Pit shell and are estimated based on a cut-off grade of 7.0 grams of gold per tonne.

8.	The mineral reserves and resources at Boroo are estimated based on a variable cut-off grade depending on the type of material and the associated recovery. The cut-off grades range from 0.2 to 0.8 grams of gold per tonne.

9.	The mineral reserves and resources at Gatsuurt are estimated using either a 1.2 or 1.9 grams of gold per tonne cut-off grade depending on the type of material and the associated recovery.

10.	The mineral resources at REN are estimated based on a cut-off grade of 8.0 grams of gold per tonne.

11.	A conversion factor of 31.10348 grams of gold per ounce is used in the mineral reserve and resource estimates.

12.	Numbers may not add up due to rounding.
2007 Cameco Annual Information Form

Gold Reserves and Resources Reconciliation
The following reconciliation of Cameco’s share of gold mineral reserves and resources reflects the changes in gold reserves and resources during 2007. Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model and changes to operating costs. The additions to mineral reserves and resources during 2007 at Kumtor are attributable to a lower-cut off grade and changes to pit design. The changes in mineral reserves and resources at Boroo in 2007 are due to a slight increase in the size of the pit design. The mineral reserves at Gatsuurt are unchanged as the benefit of increased gold price was offset by increases in the estimated operating costs and royalties.
Reconciliation of Cameco’s Share of Gold Reserves and Resources (1)
(in troy ounces of contained gold)

			2007 Addition
	December 31, 2006	2007 Throughput (2)	(Deletion) (3)	December 31, 2007
Reserves — Proven
Boroo	225,000	(156,000)	84,000	153,000
Gatsuurt	0	0	0	0
Kumtor(4)	997,000	(222,000)	(132,000)	643,000
REN	0	0	0	0
Total Proven Reserves	1,222,000	(378,000)	(48,000)	796,000

Reserves — Probable
Boroo	393,000	0	6,000	399,000
Gatsuurt	530,000	0	(1,000)	529,000
Kumtor(4)	1,503,000	0	436,000	1,939,000
REN	0	0	0	0
Total Probable Reserves	2,426,000	0	441,000	2,867,000

Total Proven and Probable Reserves	3,648,000	378,000	393,000	3,663,000

Resources — Measured
Boroo	22,000	0	(7,000)	15,000
Gatsuurt(6)	0	0	0	0
Kumtor(5)	1,035,000	0	(18,000)	1,017,000
REN	0	0	0	0
Total Measured Resources	1,057,000	0	(25,000)	1,032,000

Resources — Indicated
Boroo	120,000	0	(2,000)	118,000
Gatsuurt(6)	320,000	0	0	320,000
Kumtor(5)	810,000	0	107,000	917,000
REN	399,000	0	5,000	404,000

Total Indicated Resources	1,649,000	0	110,000	1,759,000

Total Measured and Indicated Resources	2,706,000	0	85,000	2,791,000

Resources — Inferred
Boroo	120,000	0	6,000	126,000
Gatsuurt(6)	135,000	0	0	135,000
Kumtor(5)	985,000	0	(14,000)	971,000
REN	141,000	0	2,000	143,000

Total Inferred Resources	1,381,000	0	(6,000)	1,375,000

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Corresponds to mill feed. The discrepancy between the 2007 mill feed and Cameco’s share of 2007 ounces produced is due to mill recovery.

3.	Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of mineral reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.

4.	Kumtor mineral reserves include the Central Pit and the Southwest and Sarytor deposits.

5.	Kumtor mineral resources include the Central Pit, the SB underground, and the Southwest and Sarytor deposits.

6.	Gatsuurt mineral reserves and resources include the Central Zone and Main Zone deposits.
2007 Cameco Annual Information Form

Centerra Commitments and Contractual Obligations
Exchange Agreements with IFC and EBRD
Each of International Finance Corporation (“IFC”) and European Bank for Reconstruction and Development (“EBRD”) made subordinated loans to KGC in the amount of $10 million (US), the proceeds of which were used in the construction of the Kumtor mine. The repayment of these loans was scheduled to begin in December 2005, but IFC and EBRD had the right to delay the final repayment of the loans until 2013. The calculation of interest payments due under the loans was dependent on the performance of the Kumtor mine.
Centerra entered into agreements with each of IFC and EBRD (the “Agency Exchange Agreements”) pursuant to which, in exchange for their assigning to Centerra the benefit of the subordinated loans, Centerra issued to each of IFC and EBRD 1,530,606 common shares and made cash payment to each of $9.5 million on June 30, 2004.
In connection with this exchange, Centerra has agreed separately with IFC and EBRD that, as long as each holds more than 10% of the number of Centerra’s common shares issued to it in connection with the exchange, it will: (i) maintain a sustainable development policy; (ii) allow representatives of IFC and EBRD to visit Centerra’s Kumtor and Boroo operations each year, (iii) perform an environmental assessment in connection with all proposed new projects and developments in accordance with the applicable World Bank policy in effect as of the date of the Agency Exchange Agreements and to operate such new projects and developments in accordance with mine and operating plans that seek to limit the environmental impact of the operations and protect human health and safety in accordance with good international mining practices and applicable laws and World Bank guidelines in effect as of the date of the Agency Exchange Agreements; and (iv) conduct its Kumtor operations in accordance with good international mining practices, including the most stringent of (a) the standards applicable to the Kumtor mine under the EMAP and (b) the environmental laws of the Kyrgyz Republic, Canada and Saskatchewan in effect from time to time.
To Centerra’s knowledge, EBRD holds 50% of the Centerra common shares it was issued pursuant to its Agency Exchange Agreement and IFC no longer holds any Centerra common shares.
Political Risk Insurance Rights Plan
As a prerequisite to acquiring political risk insurance for Centerra’s Kumtor mining operations, Centerra adopted an insurance risk rights plan. The plan will be applied if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the government of the Kyrgyz Republic and the event is caused by that government and results in a payment to Centerra under the political risk insurance coverage. In this event, the following will occur:
•	each holder of Centerra common shares will be entitled to exchange its shares for Centerra Class A non-voting shares;

•	Kyrgyzaltyn has irrevocably elected to exchange all of its common shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this;

•	the holders of Centerra common shares (but not Class A non-voting shares) will be entitled to acquire additional common shares for $0.01 per share, with the aggregate number of common shares available to be determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance; and

•	following the exercise of the rights to acquire additional shares by Centerra common shareholders, the Class A non–voting shares will convert back into Centerra common shares.

Centerra Shareholders Agreement
In connection with the Kumtor restructuring Centerra entered into a shareholders agreement with Cameco Gold Inc. (“CGI”), a wholly-owned Cameco subsidiary, and Kyrgyzaltyn (the “Shareholders Agreement”) governing certain
2007 Cameco Annual Information Form

matters related to their ownership of common shares of Centerra. The Shareholders Agreement provides for each of Kyrgyzaltyn and CGI to meet from time to time, not less frequently than annually, to consider the disposition of the common shares held by them. Despite this agreement to consult, each of Kyrgyzaltyn and CGI may at any time initiate a further distribution of Centerra’s common shares. Also, if Centerra proposes to issue any of its common shares by private placement or public offering, Centerra will provide CGI and Kyrgyzaltyn with an opportunity to sell their shares as part of the offering provided that Centerra’s reasonable capital needs take priority.
For a period of five years following the date of the closing of the Kumtor restructuring, for so long as Kyrgyzaltyn is controlled, directly or indirectly, by the government of the Kyrgyz Republic, Kyrgyzaltyn or its affiliates have agreed to maintain registered and beneficial ownership of at least 5% of the outstanding common shares at the time of the closing of the Kumtor restructuring, except in the case of certain permitted takeover bids and subject to appropriate anti-dilution adjustments, as determined from time to time by Centerra’s board of directors. In addition, Kyrgyzaltyn has agreed not to sell, transfer or encumber any of its shares during any period during which the Kyrgyz government is in default of its obligations under the principal agreements relating to the Kumtor restructuring. Kyrgyzaltyn’s shares are held in escrow to ensure compliance with these transfer restrictions. As at March 28, 2008, Kyrgyzaltyn had 33,869,151 common shares held in escrow, representing 15.7% of Centerra’s issued and outstanding common shares.
The Shareholders Agreement also addresses the voting by CGI and Kyrgyzaltyn of their shares for their respective nominees to Centerra’s board.
Location Agreement
On April 22, 2004, Cameco entered into an agreement with Centerra which provides that Centerra will not carry on business in Canada by owning, acquiring, exploring, developing or mining mineral properties located in Canada (the “Location Agreement”). The Location Agreement will terminate and the prohibition will end once Centerra ceases to be a subsidiary of Cameco under applicable corporate law.
Administrative Services Agreement
Centerra has entered into a services agreement with Cameco pursuant to which Cameco has agreed to provide certain services and expertise to Centerra in return for reimbursement of all its direct or indirect costs relating to such services. Beginning in the 2006 fiscal year, Cameco ceased providing a number of these services to Centerra, including accounting services.
Additional Information on Centerra
Centerra is listed and publicly traded on the Toronto Stock Exchange. It is required to file with Canadian securities regulators its continuous disclosure documents on SEDAR, which documents are available to the public at www.sedar.com. As such, additional information on Centerra’s properties, operations, financial results, financial positions and the risk factors associated with its operations can be found in its most recent annual and interim financial statements and management’s discussion and analysis, annual information form, material change reports and press releases available through SEDAR (www.sedar.com).
RISK FACTORS
The businesses in which Cameco participates are subject to certain risks. The risks described below are not the only risks facing Cameco and other risks now unknown to Cameco may arise or risks now thought to be immaterial may become material. Some of the risks described below are only applicable to certain of Cameco’s business interests, while others are generally applicable. No guarantee is provided that other factors will not affect the Company in the future. This discussion of risks should be read in conjunction with the discussion of risks in Cameco’s 2007 MD&A. In addition, Cameco discloses statements and information which are neither about the present nor historical facts, and therefore are forward-looking. This forward-looking information is based upon a number of assumptions which may prove to be incorrect and there are material risk factors that cause results to differ materially, including the risks described below. (See Caution Regarding Forward-Looking Information and Statements.) As the context requires for the
2007 Cameco Annual Information Form

following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries, including Centerra.
Risks Relating to Cameco and Centerra Generally
Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not be adequately insured for certain risks
Cameco’s and Centerra’s businesses are subject to a number of risks and hazards, including environmental pollution, accidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluoride used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; availability of reagents and supplies critical to production (including the availability of acid for Joint Venture Inkai’s operations in Kazakhstan); blockades or other acts of social or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; encountering unusual or unexpected geological or hydrological conditions; and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion, fuel manufacturing, enrichment and nuclear generation facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the Company to transportation risks.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Centerra’s gold properties and Cameco’s uranium properties and refining, conversion and fuel manufacturing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Centerra’s and Cameco’s mines and mills or Cameco’s refining, conversion and fuel manufacturing facilities or in Centerra’s and Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Although Cameco and Centerra maintain insurance to cover some of these risks and hazards in amounts Cameco and Centerra believe to be reasonable, subject to applicable deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s and Centerra’s insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Also, Cameco and Centerra may be subject to liability or sustain losses in relation to certain risks and hazards against which Cameco and Centerra cannot insure or which Cameco and Centerra may elect not to insure because of the cost. This lack of insurance coverage could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
Governmental Regulation and Policy Risks
Cameco’s operations and exploration activities, particularly uranium mining, refining, conversion, fuel manufacturing and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, decommissioning and reclamation, safety, toxic substances, transportation, emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, ore refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Cameco
2007 Cameco Annual Information Form

is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting the Company’s mining operations, uranium refining, conversion and fuel manufacturing operations, and uranium transport, could materially and adversely affect the Company’s results of operations and financial condition in a particular period or its long term business prospects.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.
The development and operation of mines and other facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or aboriginal groups claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse impact on the Company.
Political Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. These three countries are developing countries. The Kyrgyz Republic and Mongolia have experienced political and economic difficulties in recent years. A revolution in March 2005 in the Kyrgyz Republic resulted in the ouster of the long-time incumbent President. Although the election of a new President has brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation continues to evolve. There continues to be a risk of future political instability. The government resigned in late 2006, the Parliament was dissolved in October 2007 and a new Parliament elected in December 2007. There continues to be a risk of future political instability in the Kyrgyz Republic. (For a discussion of the recent political unrest in the Kyrgyz Republic and other matters related to Kyrgyz political risk see Centerra Gold Inc. - Kumtor Mine — Government and Political Factors above).
Cameco’s Inkai project and Centerra’s mining operations and gold exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in each of these countries. Operations may also be affected in varying degrees by civil unrest, terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and inflation in Central Asia and the former Soviet Union. There is also a risk of terrorism in North America, Europe and elsewhere in the world.
The relevant governments have entered into contracts with Cameco and Centerra or granted permits or concessions that enable them to conduct operations or development and exploration activities. Notwithstanding these arrangements, their ability to conduct operations or exploration and development activities is subject to renewal of permits or concessions, changes in government regulations or shifts in political attitudes over which they have no control.
In 2007, amendments to the Subsoil Law took effect in Kazakhstan, which expands the ability of the government to re-open subsoil use agreements in certain circumstances. It is perceived these amendments were passed in connection with a dispute between the Kazakh government and companies that are a party to the 1997 North Caspian Production Sharing Agreement. Although Cameco believes that the amendments will not be applied to uranium projects in Kazakhstan, there can be no assurance that they will not be. The amendments have raised the risk profile of natural resource projects in Kazakhstan. (See Development Projects — Inkai – Legal and Regulatory Environment in the Republic of Kazakhstan.)
In February 2007, Prime Minister Isabekov of the Kyrgyz Republic invited Cameco to discuss a number of issues concerning Kumtor. Based upon this invitation, Cameco and Centerra entered into negotiations with the government of Kyrgyz Republic to address the government’s concerns about the agreements entered into in connection with the 2004 Kumtor restructuring, as well as to stabilize further the operational environment for the Kumtor project. In August 2007, Cameco and Centerra signed the binding Agreement on New Terms with the government of the Kyrgyz Republic that provides for the government’s full commitment to and support for Centerra’s continuing a long-term development of the
2007 Cameco Annual Information Form

Kumtor project. The Agreement on New Terms is subject to a number of conditions, including approval by the Parliament of the Kyrgyz Republic. Parliament was dismissed on October 22, 2007 before its scheduled final vote on the Agreement New Terms. The parties have agreed to extend the deadline for closing the Agreement on New Terms from October 31, 2007 to February 15, 2008 and now to April 30, 2008. There can be no assurance that parliamentary approval will be received or that the other conditions will be satisfied. If the issues between Cameco and the government of the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly.
There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s or Centerra’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Cameco’s or Centerra’s original investment or to fully compensate Cameco or Centerra for the loss of the investment. Similarly, Cameco’s and Centerra’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements Cameco and Centerra have with the governments of these countries, including the Investment Agreement and the Amended Stability Agreement, will prove to be enforceable or provide adequate protection against any or all of the risks described above.
Cameco and Centerra have made an assessment of the political risk associated with each of its foreign investments and maintain political risk insurance to mitigate losses as deemed appropriate. However, Centerra’s political risk coverage provides that on a change of control of Centerra the insurers have the right to terminate the coverage. If that were to happen, there can be no assurance that the political risk insurance will continue to be available on reasonable terms. Cameco will cease to control Centerra following completion of the transactions contemplated in the Agreement on New Terms. Centerra’s insurers have waived the right to terminate coverage under those circumstances. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco or Centerra may suffer with respect to its foreign investments will be covered by the insurance. These losses could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Cameco and Centerra may experience difficulties with their joint venture partners.
Cameco operates McArthur River mine and Cigar Lake and Inkai development projects through joint ventures with other companies and have entered into a number of other joint ventures. Centerra operates the REN project through a joint venture with another company. Both Cameco and Centerra may in the future enter into additional joint ventures. Both companies are subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project, and compliance by Cameco and Centerra with the operating requirements in joint venture agreements, and possible litigation between the joint venture partners regarding joint venture matters. These matters may result in material legal liability or may have an adverse effect on Cameco’s and Centerra’s ability to pursue the projects subject to the joint venture, either of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Tailings Capacity Constraints
At the Key Lake mill, tailings from processing McArthur River ore are deposited in the Deilmann tailings management facility (DTMF). The currently approved capacity of the DTMF is sufficient to operate at current production rates for approximately six years, assuming only minor storage capacity losses due to sloughing (or erosion) from the pit walls. Cameco has initiated the necessary work in two stages to obtain regulatory approval for a final higher tailings elevation
2007 Cameco Annual Information Form

that will be sufficient to hold all tailings generated from processing of McArthur River reserves. This first stage will involve the provision of technical analysis which is expected to result in approximately four years of additional capacity. The second stage will involve an additional environmental assessment process. Cameco has performed several studies to better understand the pitwall sloughing mechanism and has initiated engineering work to design and build mitigation measures for prevention of sloughing. Sloughing has occurred at the past at the DTMF resulting in the loss of approved capacity. Although the situation has recently stabilized, there is a risk of further sloughing at the DTMF.
At Rabbit Lake, the existing approved tailings capacity at the Rabbit Lake in-pit tailings management facility (RLITMF) is sufficient to store tailings from the processing of Eagle Point ore until the end of 2010. Cigar Lake ore will be processed at AREVA’s McClean Lake mill into a uranium solution. Under the Rabbit Lake toll milling agreement, about 57% of the uranium solution will be shipped to the Rabbit Lake mill and further processed into U3O8. This process will generate tailings at Rabbit Lake. Although there was sufficient capacity for Cigar Lake tailings in the RLITMF when the Rabbit Lake toll-milling agreement was originally signed, unanticipated ongoing production from the Eagle Point mine due to mine life extensions has consumed some of the existing tailings capacity planned for Cigar Lake tailings. The EA for processing of Cigar Lake uranium solution at Rabbit Lake includes an assessment of an increased tailings capacity achieved through expansion of the pit footprint and by raising the final tailings elevation. Regulatory approval of this EA will provide sufficient capacity to contain Eagle Point tailings until the end of 2011, depending upon ore grades and milling rates, and all of Phase 1 Cigar Lake uranium solution tailings (approximately 13 years of production.)
Failure to maintain existing tailings capacity at the DTMF and RLITMF due to sloughing or other causes or failure to obtain or delay in obtaining regulatory approval for a new tailing management facility or to expand existing tailing capacity at the DTMF or RLITMF could constrain uranium production, which could have a material adverse impact upon Cameco.
The tailings dam crest at Kumtor is presently at elevation 3,658 metres and only has capacity to store tailings until the end of 2008. Permits have been received to raise the tailings dam by three metres, which will allow continuation of the use of the facility to the end of 2010. Another three metres of additional dam height would extend the life of the facility to last to the end of the current reserves. If the initial planned raise of the tailings dam by three metres is not successfully completed on schedule by the end of 2008 or if all necessary permits and authorizations are not obtained, or all work is not successfully completed for a further raise of the tailings dam by an additional three metres by 2010, delays in, or interruptions or cessation of Centerra’s gold production from Kumtor may occur, which could have a material adverse impact upon Cameco.
Labour Relations
Cameco has unionized employees at its McArthur River and Key Lake mining and milling operations and at its Port Hope conversion facilities and at Zircatec’s fuel manufacturing facilities in Port Hope and Cobourg. The collective agreement for unionized employees at the McArthur River and Key Lake operations expires on December 31, 2009. A new collective agreement covering unionized employees at the Port Hope conversion facility was entered into during 2007, which expires in June 2010. A new collective agreement covering unionized employees at Zircatec’s fuel manufacturing facilities was also entered into during 2007, which expires June 2009. Centerra’s subsidiary, KOC, has a collective agreement covering unionized employees at the Kumtor mine, which expires in February 2009. An illegal work stoppage by unionized employees at Kumtor occurred in December 2006 in connection with negotiating the new collective agreement, which impacted mining operations. Centerra’s subsidiary, BGC, has a collective agreement with a newly formed union at Boroo that expires February 1, 2010. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage.
Any lengthy work interruptions could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures included for uranium and gold are estimates and no assurances can be given that the indicated levels of uranium and gold will be produced or that Cameco will receive the uranium price and gold price
2007 Cameco Annual Information Form

assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method.
Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.
If Cameco’s reserve or resource estimates for its uranium and gold properties are inaccurate or are reduced in the future, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Production Estimates may be inaccurate
Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Expected future production estimates are inherently uncertain, particularly for periods extending beyond one year, and could materially change over time.
Uranium and gold production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; the accuracy of estimated rates and costs of mining and processing; the accuracy of assumptions about the success of mining plans and availability of tailings capacity; and the assumption of ongoing timely regulatory approvals where these are required. In addition, production estimates for McArthur River assumes the successful transition to new mining zones at McArthur River beginning in 2009.
Production estimates for uranium refining, conversion and fuel manufacturing are based on, among other things, the following factors: no disruption or reduction in supply from the Company’s or third party sources; and the accuracy of estimated rates and costs of processing.
Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining, milling, uranium refining, conversion and fuel manufacturing; failure of mining methods and plans; lack of tailings capacity; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements and cave-ins; unexpected labour shortages or strikes; and significant interruption to production facilities due to fires, failure of critical equipment, or other unforeseen difficulties.
Failure to achieve production estimates could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Exploration and Development activities may not be successful
Exploration for and development of uranium properties and gold properties involve significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body
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may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, connecting to reliable infrastructure, developing metallurgical processes and extracting uranium and gold from ore. Cameco and Centerra cannot guarantee that their current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically.
Cameco’s and Centerra’s ability to sustain or increase their present levels of uranium and gold production, respectively, is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco and Centerra conduct feasibility studies that derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium and gold from the ore; and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Cameco’s and Centerra’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
Environmental, health and safety risk.
Cameco and Centerra expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional radiation risks uniquely associated with uranium mining, processing and fuel manufacturing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining, conversion and fuel manufacturing sites and other environmental matters, each of which could have a material adverse effect on Cameco’s and Centerra’s operations or the cost or the viability of a particular project.
Cameco’s and Centerra’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s and Centerra’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s and Centerra’s facilities or material fines or penalties, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
In July 2007, contamination of the soil under the Port Hope UF6 plant was discovered, and production of UF6 was suspended to allow a comprehensive investigation. (For a discussion of this matter and related risks see Uranium Fuel Conversion Services – Operations – Port Hope – Conversion.) Approval by the CNSC staff is required to restart UF6 production at Port Hope. There can be no assurance that such approval will be forthcoming or, if so, when such approval will be granted.
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Cameco or Centerra may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at Cameco’s or Centerra’s foreign operations, Cameco and Centerra may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco and Centerra may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provision of the Investment Agreement, the Amended Stability Agreement, the agreements related to Joint Venture Inkai, and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration.
If Cameco and Centerra are unable to enforce their rights under these agreements, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Properties may be subject to defects in title
Cameco and Centerra have investigated their rights to explore and exploit all of their material properties and, to the best of their knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to their detriment. There can also be no assurance that Cameco’s and Centerra’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis. A third party has challenged Centerra’s title to its Gatsuurt property (see Centerra Gold Inc. — Gatsuurt Development Property above).
The validity of unpatented mining claims on US public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense involved in obtaining and maintaining mining rights on US public lands, Centerra’s interest in the REN property and Cameco’s interest, held by subsidiaries, in its US ISR properties may be subject to various uncertainties that are common to the industry, with the attendant risk that its title may be defective or challenged.
Although Cameco and Centerra are not currently aware of any existing title uncertainties with respect to any of their material properties, other than with respect to First Nation and Métis claims in Saskatchewan and with respect to Centerra’s Gatsuurt property as discussed in Centerra Gold Inc. — Gatsuurt Development Property above, there is no assurance that such uncertainties will not result is future losses or additional expenditures, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Counterparty/Credit Risk
Cameco enters into transactions to reduce the impact of fluctuations in currency exchange rates. These transactions expose the Company to the risk of default by the counterparties to such contracts. The Company manages this risk of default, or credit risk, by dealing only with financial institutions that meet its credit rating standards and by limiting exposures with individual counterparties.
Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2007, about 3% of Cameco’s forecast revenue under contract, for the period 2008 to 2010, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment.
Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment. In October 2007, Tenex requested discussions with Cameco and its two partners regarding the pricing structure for the last few years of the remaining term of the HEU Commercial Agreement. Discussions have commenced
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If such discussions are not successful, the risk that Tenex will not fulfill its contractual commitment to deliver uranium to Cameco may increase.
Although the Company seeks to manage its credit risk and purchase risk exposure, there can be no assurance that the Company will be successful in eliminating the potential material adverse impacts of such risks.
Currency Fluctuations
Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while the production costs of both are denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.
Centerra’s consolidated financial statements are expressed in US dollars. Its sales of gold are denominated in US dollars. As part of the consolidation by Cameco of Centerra’s financial results, the sales of gold are converted into Canadian dollars at prevailing exchange rates.
Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which have materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.
Asset-Backed Commercial Paper
In August 2007, the global credit markets, and particularly the market for asset-backed commercial paper (“ABCP”), experienced disruptions and liquidity problems. As a result, certain ABCP programs were unable to raise funds from new issuances and therefore were not able to refund maturing notes. The liquidity issues faced by the ABCP market may affect Cameco’s liquidity and capital resources.
As at December 31, 2007, all of Cameco’s investments in ABCP have been repaid to Cameco except for $13 million invested in two Canadian market trusts: $7.5 million in Apsley Trust, managed by Metcalf & Mansfield and $5.5 million in Planet Trust, managed under Coventree Capital. Cameco has assessed the recoverability of these investments and determined that it is unlikely the full value will be recovered.
Decommissioning and Reclamation
Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept. Beginning in 1996, Cameco has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. If Cameco is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Similarly at each of Centerra’s mine sites, Centerra is required to establish a decommissioning and reclamation plan. The costs of performing the decommissioning and reclamation must be funded by Centerra’s operations. These costs can be significant and are subject to change. Centerra cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Centerra is required to comply with significant additional regulations or if the
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actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Accounting Policies
The accounting policies and methods utilized by Cameco (and by Centerra and other entities in which Cameco has an interest) determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Cameco’s financial condition and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet could result in Cameco reporting materially different amounts. Management of Cameco exercises judgement in selecting and applying accounting policies and methods to ensure that while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies used in the preparation of Cameco’s December 31, 2007 consolidated financial statements are described in Note 2 to such statements under the heading “Significant Accounting Policies”.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Key Personnel
The chief executive officer and senior officers of Cameco and Centerra are critical to their success. In the event of the departure of the chief executive officer or a senior officer, each of Cameco and Centerra believe that they will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If either Cameco or Centerra is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel.
Recruiting and retaining qualified personnel is critical to Cameco’s and Centerra’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties and the operation of uranium, milling, refining, conversion and fuel manufacturing facilities is limited and competition for such persons is intense. As Cameco’s and Centerra’s business activity grows, they will require additional key financial, administrative, technical and operations staff. The Concession Agreement relating to Centerra’s Kumtor operations also requires two thirds of all administrative or technical personnel to be citizens of the Kyrgyz Republic. It has been necessary to engage expatriate workers for Centerra’s operations in Mongolia and, to a lesser extent, the Kyrgyz Republic because of the shortage of locally trained personnel. It is also necessary for Cameco to engage expatriate and local workers for the Inkai project in Kazakhstan. If Cameco or Centerra is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Prospects may suffer due to enhanced competition for mineral acquisition opportunities.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Cameco and Centerra may be unable to acquire rights to exploit additional attractive mining properties on terms that Cameco and Centerra consider acceptable. Accordingly, there can be no assurance that the Company and Centerra will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Cameco and Centerra are not able to acquire such interests, this could have a material adverse impact on
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Cameco’s future cash flows, earnings, results of operations and financial condition. Even if they do acquire such interests, the resultant business arrangements may not ultimately prove beneficial to their businesses.
Risks relating to Nuclear Business
Volatility and Sensitivity to Prices
Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long-term and short-term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production; significant production interruptions or delays in expansion plans; and actions of investment and hedge funds in the uranium market.
The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and UF6 conversion services, as published by Trade Tech:
Spot Uranium Prices (1)
(US $/lb of U3O8)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Spot
High	11.80	10.90	9.40	9.50	10.20	14.40	20.50	36.50	72.00	135.00
Low	8.75	9.60	7.10	7.20	9.70	10.10	15.60	21.20	37.50	75.00

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Spot prices reflect the spot price for all uranium other than of CIS origin.
Range of Nuexco Spot UF6 Conversion Values (1)
(US$/kg U)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Spot
High	5.10	3.85	3.25	5.25	5.25	6.50	9.00	12.00	11.75	11.75
Low	3.50	2.55	2.35	3.65	5.05	4.90	6.80	11.00	11.00	8.00

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.
Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Large flood at the McArthur River Mine, Cigar Lake Project, or Rabbit Lake Mine
On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. The sandstone that overlays the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.
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This incident resulted in a considerable shortfall in 2003 uranium production and a major setback to the development of new mining zones as revised mining plans were subsequently prepared and improved controls put in place to access the zone where the inflow occurred.
The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving groundwater and rock properties. In April 2006, the second shaft at Cigar Lake was flooded. This shaft was under development at the time and as a result it was not connected to the underground development area. Remediation is planned to take place primarily by ground freezing around the perimeter of the shaft that remains to be developed.
In October 2006, a second water inflow occurred at Cigar Lake, this time in an underground development area. The inflow occurred following a rock fall in an access tunnel that was being developed to a future production area. The magnitude of the inflow exceeded the installed pumping and water treatment capacity, flooding the existing underground excavations. The Company is proceeding with a phased remediation plan to dewater and restore the underground development areas. This water inflow has had many significant impacts upon Cameco, among others, including a significant delay in Cigar Lake production, an increase in capital costs, and requiring Cameco to give notice to many of its customers that it was declaring an interruption in planned supply.
In November 2007, Cameco announced that it had temporarily reduced underground activities at Rabbit Lake as a precautionary measure, due to an increase of water flow from a mining area at the same time as the capacity of the surface water-handling system was limited due to an equipment upgrade. In late December 2007, Rabbit Lake operations resumed normal mining activities, after site crews located and plugged the source of the water inflow.
There can be no guarantee against floods in the future at McArthur River, Cigar Lake or Rabbit Lake. A flood could result in a significant interruption of operations, and a loss of reserves and a material increase in costs. The consequences of a flood will depend on the magnitude, location, and timing of any such flood. If mining operations are interrupted or Cameco experiences a loss of reserves, this could have a material adverse impact on Cameco. Water inflows and floods are generally not insurable.
Technical Challenges
Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges at these deposits involving groundwater, rock properties, radiation protection, mining methods, ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse impact on the Company.
Beginning in 2009, Cameco is transitioning to new mining zones at McArthur River which involves significant technical challenges. Failure or delay in overcoming these challenges may have a material adverse impact on the Company.
Replacement of Reserves
The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are placed into production or other reserves are identified, discovered or extensions to existing ore bodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted, which could have a material adverse impact on Cameco. The reserves at Rabbit Lake’s Eagle Point mine are expected to be depleted in 2012. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake and Inkai deposits will be put into production, there can be no assurance that they will be.
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Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English First River Nation and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. Pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
In addition, the English River First Nation has selected lands for Treaty Land Entitlement (TLE) designation that covers the mineral claims for the Millennium uranium deposit. Similarly, the Peter Ballantyne Cree has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of Cameco’s mining joint ventures; however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of the two uranium deposits. Cameco, as the operator of both affected joint ventures, is investigating the potential implications of the TLE issue.
Managing these issues is an integral part of exploration, development and mining in Canada and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims and related consultation issues as well as TLE land claims.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Cameco.
Dependence on Limited Number of Customers
The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2008 through 2010, Cameco’s five largest customers are anticipated to account for approximately 43% of the Company’s contracted supply of U3O8. For the period 2008 through 2010, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 33% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer accounting for approximately 37% of the Company’s UO2 sales in 2007. In addition, during 2007, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $179 million (12%) of Cameco’s total revenues from those businesses. As well, sales for the Bruce A and B reactors represent a substantial portion of the Company’s fuel manufacturing business. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
2007 Cameco Annual Information Form

Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.
With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.
Deregulation of the Electrical Utility Industry
The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.
Reduced Liquidity and Difficulty in Obtaining Future Financing.
The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Cameco, a significant event disrupting Cameco’s business or operations, or other factors may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.
Technical Obsolescence
Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.
Risks Relating to Nuclear Electrical Generation
Generation and Technology Risks
BPLP is exposed to the market impact of uncertain output from its nuclear units known as generation risk. The amount of electricity generated by BPLP is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints. BPLP is exposed to considerable technology risk because of the age of the Bruce units. Technology risks that could lead to significant impacts on the generating capability or operating life of BPLP’s assets are not fully predictable. BPLP attempts to identify those risks through on-going management review and assessments, internal audits, and from experience of nuclear units around the world.
The occurrence of any events associated with generation risk or technology risk could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
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Nuclear Operations
Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. BPLP has implemented risk management strategies, including the safety systems that are a part of CANDU technology, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, BPLP’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from BPLP’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.
OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. Under agreements entered into concurrently with the OPG-Bruce Power Lease, BPLP has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of fuel channel and other inspection services (see Operating Life Assessment above). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that BPLP will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, BPLP may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse impact on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Unplanned or Extended Outages
BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to extensions of planned outages significantly beyond their scheduled periods, or if there are one or more unplanned outages which, in aggregate, are for an extended period.
Labour Relations
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU Collective Agreement expires December 31, 2009. The Society Collective Agreement, which commenced January 1, 2005, expires December 31, 2009. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage. Any lengthy work interruptions could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Government Regulation
BPLP’s operations are subject to extensive government regulation, which regulation may change from time to time. Failure to comply with government regulations could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines or other penalties. Matters that are subject to regulation include nuclear operations, nuclear waste management and decommissioning and environmental matters including air emissions. These regulations are promulgated pursuant to both federal and provincial law. Operations that are not currently regulated may become subject to regulation. Since legal requirements frequently change and are subject to interpretation, BPLP is not able to predict the ultimate cost of compliance with regulatory requirements or their effect on operations. Some of BPLP’s operations are regulated by government agencies
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that exercise discretionary powers conferred by statute. Since the scope of such authority is discretionary and may be inconsistently applied, BPLP is not able to predict the ultimate cost of compliance with these requirements or their effect on operations.
BPLP has decided to delay introduction of modified fuel in the Bruce B units. Previously, the plan was to start refuelling the Bruce B units with modified fuel commencing in 2008. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with reduced operating margins. BPLP has successfully taken other steps to partially restore the power rating at the Bruce B units. While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability event safety margins, it remains possible that the units could experience significant derating in the future due to this issue. In addition, due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce B units and to impose additional onerous licence conditions on BPLP. (See Bruce Power LP – The Generating Facilities – New Fuel Program above.)
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Fuel Fabrication Defects and Product Liability
Zircatec fabricates nuclear fuel bundles, other reactor components and monitoring equipment. Zircatec’s products are complex and, accordingly, may contain defects that could be detected at any point in their product life cycle. Flaws in these products could materially and adversely affect Zircatec’s and Cameco’s reputation, result in significant cost to Zircatec and Cameco and impair Zircatec’s ability to sell its products in the future. The costs incurred in correcting any product errors may be substantial and could adversely impact Cameco’s operating margins. While Zircatec has introduced in 2007 a rigorous new process review and control regime, there is no guarantee that all defects or errors in its products will be found.
Some customers may demand compensation if Zircatec delivers defective products. In the event of a significant number of product defects, the compensation that may have to be paid could have a significant impact on Cameco’s operating results.
Some Zircatec agreements with customers contain specific terms which limit its liability to customers and others do not. Even with liability limitations in place, such provisions may not be effective as a result of existing or future laws or unfavourable judicial decisions. Zircatec has not experienced any material product liability claims to date. However, given the nature of nuclear fuel products, there is a risk that such claims could occur in the future. A successful product liability claim could result in significant monetary liability and could seriously disrupt Zircatec’s and Cameco’s business.
Nuclear Waste Management and Decommissioning
BPLP is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines and other penalties. Any release of radioactive material beyond prescribed limits from property leased or occupied by BPLP could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. BPLP incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse affect on BPLP.
The wet bays at Bruce B have limited capacity to store used nuclear fuel. As required by contract with BPLP, OPG has commenced the collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the in station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse effect on BPLP.
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The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Restructuring of Ontario’s Electricity Industry
The government of Ontario has the overall power to regulate Ontario’s electricity industry. Ontario’s electricity market opened to competition on May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. The Ontario government subsequently announced regulatory changes as described under Ontario’s Electricity Regulation – Ontario Electricity Sector Restructuring above. It is possible that further changes in the structure of the electricity market may occur based on the experience of the regulatory authorities and market participants in the new market environment. Such changes could be accomplished either through fundamental changes made by the government of Ontario to the structure of the Ontario electricity market, or through changes made to the market rules by the regulators.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Spot Market Electricity Prices
A significant portion of BPLP’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The spot market price for electricity will vary depending on, amongst other variables: the availability of generation and transmission systems; economic growth; economic slowdown; seasonal and weather-based variations in electricity demand; the plans and activities of other market participants; the evolution of newly deregulated electricity markets; regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation); the exchange rate for the Canadian dollar; wholesale market trading rules; mechanisms for maintaining adequate generation reserves; and the overall level of competition.
Although BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices have proven to be volatile.
Reliance on Single Contractors
BPLP is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and Zircatec for fuel manufacturing services. Reliance by BPLP on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Competition
The spot market price for electricity in the Ontario market has been volatile. Since Market Opening and the subsequent regulation of the retail electricity market, wholesale prices have been volatile. It is not clear what impact the changes brought about by the Electricity Restructuring Act, including the implementation of a hybrid electricity market model, will have on wholesale electricity prices. Cameco believes BPLP’s ability to compete depends upon many factors within and outside of its control. There can be no assurance that BPLP will be able to compete successfully or that competitive pressure will not have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Reliance on Transmission Systems
BPLP’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One under the direction of the IESO and regulated by the OEB and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of BPLP’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s
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electricity transmission system. The lack of adequate and reliable electricity transmission capacity could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Effects of Weather
By the nature of its business, BPLP’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.
Credit Risk
Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of BPLP’s revenues are derived from sales through the IESO-administered spot market. Participants in the IESO spot market must meet IESO-mandated standards for creditworthiness with the result that BPLP’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to the IESO is inadequate, all market participants, including BPLP, could be responsible for any shortfall in proportion to their market activity.
A significant portion of BPLP’s revenues are derived from the sale of electricity under medium-term and long-term power purchase and electricity price heading agreements. The purchasers and BPLP under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in BPLP’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers are inadequate, BPLP is subject to credit risk, the occurrence of which could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results. BPLP is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of BPLP and Cameco. Cameco has committed to provide a certain amount of financial assurances to BPLP.
Risks Relating to Centerra
Centerra’s business is sensitive to the volatility of gold prices
Centerra’s revenue is largely dependent on the world market price of gold. The gold price is subject to volatile movements over time and is affected by numerous factors beyond Centerra’s control. These factors include global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the US dollar; market speculative activities; and global or regional political and economic events, including the performance of India’s and the rest of Asia’s economies.
Fluctuation in gold prices is illustrated by the following table that sets forth for the periods indicated the average closing gold prices in US dollars per ounce.
Average London PM Fix
(US$)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
US$ Average	294	279	279	271	310	363	409	444	604	696
On March 18, 2008, the closing price of gold on the London market (PM Fix) was $1,006 (US) per ounce.
If the market price of gold falls and remains below variable production costs of any of Centerra’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Centerra’s mining and exploration activities. Centerra would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut-off grade and level of Centerra’s gold reserves
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and resources. These factors could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra’s reserves may not be replaced
The Kumtor and Boroo mines are currently Centerra’s only sources of gold production. Based on 2007 year-end reserve estimates and current mining plans, the Kumtor mine is expected to be depleted by 2014 and the Boroo mine is expected to be depleted by 2010. If these reserves are not replaced, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra may experience further ground movements at the Kumtor mine
On July 8, 2002, a highwall ground movement at the Kumtor mine resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible. Consequently, Centerra milled lower-grade ore and achieved lower recovery rates. In February 2004, movement was also detected in the southeast wall of the open pit and a crack was discovered at the crest of the wall. In February 2006, there was further movement detected in the southeast wall of the open pit. In July 2006, a pitwall ground movement occurred that resulted in lower than anticipated gold production in 2006 and re-sequencing of mining of the ore body. In the first quarter of 2007, minor slope movement was detected in the waste dump above the SB Zone highwall in the Central Pit. Deformation cracks in the waste rock above the till focused attention on wall instability seated in the glacial till between the waste dumps and the underlying bedrock. Drilling has indicated that further push backs of the Kumtor pit will encounter unfrozen, water-saturated till. The outer face of the till is frozen and hence the water behind the slope face is pressurized. If depressurization of the till and of the underlying rocks cannot be achieved, a flatter slope angle will be required which would lead to a reduction of the mineral reserves mineable by open pit. For a description of these incidents, see “Kumtor Mine - Mining Operations — Geotechnical Issues Affecting the Kumtor Open Pit”.
There can be no guarantee against further ground movements. A ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves or a material increase in costs if it is necessary to redesign the open pit as a result of a ground movement. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted or Centerra experiences a loss of reserves or a material increase in costs, this could have a material adverse impact on Cameco.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Centerra’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Centerra’s decision as to whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Centerra is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
On August 3, 2007, Centerra’s subsidiary, BGC, entered into an Amended Stability Agreement with the government of Mongolia. Centerra and the Mongolian government agreed that, effective January 1, 2007, the Boroo project will be subject to the generally applicable 25% corporate income tax, which will apply until the termination of the Amended
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Stability Agreement in July 2013. Effective August 3, 2007, the mineral royalty payable will be 5%. (See Centerra Gold Inc. — Boroo Mine — Stability Agreement above.)
Since there is not yet an investment agreement for the Gatsuurt project, there is a risk that the Mongolian parliament could designate it as a strategic deposit and take up to a 34% interest in it under the new Minerals Law. In addition, Gatsuurt may be subject to the windfall profits tax. Accordingly, Centerra has suspended further development of the property pending the completion of negotiations with the government. (See Centerra Gold Inc. — Gatsuurt Development Property above.)
Please see also see the additional disclosure above in the Risk Factor section under the heading Governmental Regulation and Policy Risks above.
Centerra’s operations in the Kyrgyz Republic and Mongolia are located in areas of seismic activity
The areas surrounding both the Kumtor mine and Boroo operations are seismically active. While the risks of seismic activity were taken into account when determining the design criteria for Centerra’s Kumtor and Boroo operations, there can be no assurance that Centerra’s operations will not be materially adversely affected by this kind of activity.
Centerra’s properties are located in remote locations and require a long lead-time for equipment and supplies
Centerra operates in remote locations and depends on an uninterrupted flow of materials, supplies and services to those locations. In addition, Centerra uses expensive, large equipment that requires a long time to procure, build and install. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to Centerra’s properties could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results. Access to the Kumtor mine has been restricted on several occasions by illegal roadblocks. (See Centerra Gold – Kumtor Mine – Environmental, Health and Safety Matters above.)
Illegal mining has occurred on Centerra’s Mongolian properties, is difficult to control, may disrupt Centerra’s operations and may expose Centerra to liability.
Illegal mining is widespread in Mongolia. Illegal miners have and may continue to trespass on Centerra’s properties and engage in very dangerous practices, including climbing inside caves and old exploration shafts without any harnessing or safety devices. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits. The illegal activities of these miners could cause environmental damage (including environmental damage from the use of mercury by these miners) or other damage to Centerra’s properties or further personal injury or death, for which Centerra could potentially be held responsible.
Centerra may experience reduced liquidity and difficulty in obtaining future financing
The further development and exploration of mineral properties in which Centerra holds an interest or which Centerra may acquire may depend upon Centerra’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Centerra will be successful in obtaining required financing as and when needed. Volatile gold markets, a claim against Centerra, a significant event disrupting Centerra’s business or operations, or other factors may make it difficult or impossible for Centerra to obtain debt financing or equity financing on favourable terms or at all. Centerra’s principal operations are located in, and Centerra’s strategic focus is on, Central Asia and the former Soviet Union, developing areas that have experienced past economic and political difficulties and may be perceived as unstable. This may make it more difficult for Centerra to obtain debt financing from project or other lenders. Failure to obtain additional financing on a timely basis may cause Centerra to postpone development plans, forfeit rights in Centerra’s properties or joint ventures or reduce or terminate Centerra’s operations. Reduced liquidity or difficulty in obtaining future financing could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
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As a holding company, Centerra’s ability to make payments depends on the cash flows of its subsidiaries.
Centerra is a holding company that conducts substantially all of operations through subsidiaries, many of which are incorporated outside of North America. Centerra has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Centerra is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt it incurs. The ability of Centerra’s subsidiaries to provide it with payments may be constrained by the following factors:
•	the cash flows generated by operations, investment activities and financing activities;

•	the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and

•	the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated.
If Centerra is unable to receive sufficient cash from its subsidiaries, Centerra may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. There can be no assurances that an offering of its debt or equity or refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt.
DESCRIPTION OF SECURITIES
Description of Share Capital
The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at December 31, 2007, 344,398,698 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. In addition, as of December 31, 2007 there were 6,422,592 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. As well, at December 31, 2007, Cameco had $230 million of Convertible Debentures outstanding. This issue may be converted into a total of 21,208,707 million common shares. (See 5% Convertible Subordinated Debentures below.) (The foregoing common share and stock option information adjusted for Cameco’s February 17, 2006 two-for-one stock split of its outstanding common shares.) The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. (See Restrictions on Ownership and Voting below.) The following is a summary of the material provisions attaching to these classes of shares.
Common Shares
Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under Description of Share Capital – Restrictions on Ownership and Voting below, non-residents of Canada who hold common shares have the same rights as shareholders as residents of Canada.
2007 Cameco Annual Information Form

Class B Shares
The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the “Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.
First Preferred Shares
The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Second Preferred Shares
The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Restrictions on Ownership and Voting
Limits on the Holdings of Residents and Non-Residents of Canada
The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.
Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than
2007 Cameco Annual Information Form

15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting.
Enforcement
In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.
The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.
If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.
Definitions
The following definitions apply for the purposes of the restrictions described above:
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above;
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;
“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:
(i)	a security currently convertible into such a share or other security; and
2007 Cameco Annual Information Form

(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;
“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:
(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
Other Restrictions
The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.
The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.
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The bylaws of the Company provide that a majority of the members of the board of directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at thirteen.
5% Convertible Subordinated Debentures
The 5% Convertible Subordinated Debentures (the “Convertible Debentures”) are subordinated unsecured general obligations of the Company and are convertible into common shares of the Company, at the option of the holders. The Convertible Debentures are limited in aggregate principal amount to $230 million and mature on October 1, 2013, unless earlier redeemed by the Company. The Convertible Debentures bear interest at the rate of 5% per annum payable semi-annually on April 1 and October 1 of each year. Interest payments will be payable by cash, or at the option of the Company, by delivery of common shares of the Company to the trustee (the “Trustee”) for the Convertible Debentures, for sale on the open market and delivery of a cash amount equal to the amount payable to the holders of the Convertible Debentures.
A holder of a Convertible Debenture is entitled to convert the Convertible Debenture into common shares at any time on or prior to maturity. The conversion rate is approximately 92.3 shares per $1,000 principal amount of Convertible Debentures, which translates to a conversion price of approximately $10.83 ($21.67 prior to the two-for one stock split on February 17, 2006) per Common Share, which is subject to adjustment in certain events. At December 31, 20007, the total number of Common Shares to be issued upon the conversion of the $230 million Convertible Debentures was 21,208,707.
The Convertible Debentures will not be redeemable prior to October 1, 2008, except as described below. On or after October 1, 2008, the Convertible Debentures will be redeemable in whole or in part, at a redemption price equal to par (the “Redemption Price”) plus accrued and unpaid interest. In addition, the Convertible Debentures are redeemable, in whole but not in part, at the option of the Company for cash at a redemption price equal to par plus accrued and unpaid interest thereon, in the event that the Company has become or would become obligated to pay any additional amounts in compensation for any withholding or deduction for or on account of any Canadian taxes related to payments made under or in respect of the Convertible Debentures on behalf of holders as a result of any change in Canadian tax laws.
The Company has the right to purchase for cancellation Debentures in the market, by tender or by private contract.
The Company shall have the right to elect to issue and deliver common shares of the Company to the Trustee to raise funds in order to satisfy its obligations to pay interest on the Convertible Debentures, subject to receiving any necessary regulatory approvals to issue the common shares.
The Company may, at its option, subject to applicable regulatory approval, elect to satisfy the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing common shares of the Company to the holders of the Convertible Debentures in lieu of or in exchange for payment of the Redemption Price in money. Any accrued and unpaid interest thereon will be paid in cash.
Upon the occurrence of certain change of control events related to the Company, the Company is required to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to such offer for a cash price equal to 100% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon.
Ratings of Securities
In addition to having issued common shares and the Convertible Debentures, Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. Cameco’s senior unsecured debentures (“Senior Unsecured Debentures”) consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015. On January 17, 2006, Cameco completed the redemption of the $50 million 7% senior unsecured debentures and $100 million 6.9% senior unsecured debentures for a total redemption price of $152 million plus accrued and unpaid interest. No commercial paper was outstanding at March 1, 2008.
2007 Cameco Annual Information Form

As summarized in the following table, DBRS and Standard & Poor’s (“S&P”) have provided ratings of the Company’s commercial paper, Senior Unsecured Debentures, and Convertible Debentures as set out below:

Security	DBRS(1)	S&P(2)
Commercial Paper	R-1 (low)	A-1 (low)(3)
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

(1)	Published as of September 6, 2007

(2)	Published as of August 25, 2006

(3)	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
The credit ratings provided by DBRS and S&P (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such rating do not comment on the market price or suitability for an individual investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.
The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:
Commercial Paper
Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of D. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 (high) to a low of D. The rating of A-1 (low) from S&P is characterized as having “satisfactory capacity to meet its financial commitments on the obligation” and is the third highest of eight available credit ratings.
Senior Unsecured Debentures
Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting “adequate protection parameters” and is the fourth highest of ten available credit ratings.
Convertible Debentures
Subordinated obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. DBRS rates the subordinated convertible debentures by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from DBRS is at the higher end of the BBB category. The BBB category is characterized as having “adequate credit quality” and is the fourth highest of nine available credit ratings.
Dividend Policy
At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends.
In December 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each
2007 Cameco Annual Information Form

share owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72 ($0.24 post split) beginning in 2005.
In January 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding shares, to be effected by way of a stock dividend. All shareholders received one additional share for each share owned on the record date of February 17, 2006. The board of directors also approved an increase in the annual dividend from $0.24 to $0.32 ($0.16 post-split) beginning in 2006.
In December 2006, Cameco’s board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
In December 2007, Cameco’s board of directors approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2008.
This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.
The following table sets forth the cash dividends per common share for each of the most recently completed financial years (adjusted for the February 17, 2006 stock split).

	2007	2006	2005
Cash dividends declared per common share	$0.20	$0.16	$0.12
2007 CONSOLIDATED FINANCIAL STATEMENTS
The Company’s 2007 Consolidated Financial Statements are incorporated herein by reference. This document has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 is incorporated herein by reference. This document (also referred to in this Annual Information Form as the 2007 MD&A) has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MARKET FOR SECURITIES
The Company’s common shares are listed and traded on the Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).
Also listed and traded on the Toronto Stock Exchange are the Company’s 5% Convertible Subordinated Debentures due October 1, 2013 (CCO.DB).
The Canadian registrar and transfer agent for the Company’ common shares and 5% Convertible Subordinated Debentures is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 29 Jersey City, New Jersey, 07310.
Price Range and Trading Volume of Common Shares
The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company on the TSX for the periods indicated.
2007 Cameco Annual Information Form

	TSX
2007	High ($)	Low ($)	Volume
January	48.75	42.90	30,781,765
February	46.04	41.82	36,112,346
March	47.66	41.59	32,728,523
April	54.99	46.40	38,209,043
May	57.49	51.18	32,205,110
June	59.90	50.15	31,283,929
July	55.26	41.45	56,278,430
August	43.62	36.80	44,434,497
September	47.78	41.10	41,516,850
October	50.24	41.14	45,049,300
November	46.48	39.00	51,262,008
December	40.84	35.22	36,357,832
Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013
The following table sets forth the range of high and low closing prices and trading volume for the 5% Convertible Subordinated Debentures due October 1, 2013 for the periods indicated on the TSX. The high and low prices are quoted based upon $100 principal or par value amount. The volume is the total number to $100 par value debentures traded during the period.

	TSX
2007	High $	Low $	Volume
January	451.06	403.50	740
February	427.06	390.68	272,955
March	431.94	398.00	1,100
April	500.00	450.14	50,720
May	521.44	484.15	287,360
June	533.20	468.85	1,320
July	507.58	386.50	3,540
August	394.53	357.07	940
September	431.70	395.62	470
October	450.27	410.84	340
November	392.22	363.00	2,360
December	364.56	364.56	60
2007 Cameco Annual Information Form

DIRECTORS AND OFFICERS
Directors

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
JOHN S. AUSTON (2, 6) West Vancouver, British Columbia, Canada	Geologist; Corporate Director, 2000 to present; prior: President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.	1999

JOHN H. CLAPPISON (2, 3, 4) Toronto, Ontario, Canada	Corporate Director, commencing in 2006; prior: 1990 to December 2005, managing partner of the Toronto office of PricewaterhouseCoopers LLP.	2006

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present; prior: President and Chief Executive Officer, Nuclear Energy Institute 1996 to February 15, 2005.	1999

HARRY D. COOK (2, 4, 6) La Ronge, Saskatchewan, Canada	Corporate Director, March 31, 2005 to present; prior: Chief, Lac La Ronge Indian Band from 1987 until March 31, 2005.	1992

JAMES R. CURTISS (4, 5) Brookeville, Maryland, U.S.A.	Lawyer, Partner, Winston & Strawn, 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.	1994

GEORGE S. DEMBROSKI (5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000

NANCY E. HOPKINS (3, 6) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

OYVIND HUSHOVD (2, 3, 5) Kristiansand S, Norway	Corporate Director, June 1, 2005 to present; prior: Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to May 31, 2005; and President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.	2003

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999
2007 Cameco Annual Information Form

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
A. ANNE McLELLAN (4, 5, 6) Edmonton, Alberta, Canada	Lawyer, Counsel, Bennett Jones LLP June, 2006 to present; prior: 1993 to 2006, served as a cabinet minister in various portfolios with the Canadian government, most recently as Deputy Prime Minister of Canada from 2003 to 2006.	2006

A. NEIL McMILLAN (2, 3, 4) Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer, Claude Resources Inc. March 1, 2004 to present; prior: 1996 to March 1, 2004 President of Claude Resources Inc.	2001

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	Member of the Senate of Canada 2005 to present and President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (2, 5, 6) Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

Notes:

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.
2007 Cameco Annual Information Form

Officers

Name, Office held in Corporation and Municipality	Principal Occupation or Employment for Past Five
of Residence	Years
VICTOR J. ZALESCHUK Chair Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TIMOTHY S. GITZEL Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2007; prior: Executive Vice-President, mining business unit, AREVA June 2004 to January 2007; President and Chief Executive Officer, Cogema Resources Inc. September 2001 to June 2004.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999 — 2002.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer Saskatoon, Saskatchewan, Canada	Assumed current position August 2004; prior Vice-President & Treasurer May 1999 to August 2004.

RITA M. MIRWALD Senior Vice-President, Corporate Services Saskatoon, Saskatchewan, Canada	Assumed current position April 1997.

GARY M.S. CHAD Senior Vice-President, Governance, Law and Corporate Secretary Saskatoon, Saskatchewan, Canada	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.
To the knowledge of the Company, the number of common shares of Cameco which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 18, 2008, was 506,189, representing less than 1% of the outstanding common shares of Cameco .
To the knowledge of the Company, the number of common shares of Centerra which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 18 2008, was 49,695, representing less than 1% of the outstanding common shares of Centerra.
2007 Cameco Annual Information Form

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of another company which, during such individual’s tenure:
(a)	was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.
None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Interest of Management and Others in Material Transactions
To the best of the Company’s knowledge, none of the directors, executive officers or shareholders exercising control or direction or over 10% of any class of the Company’s outstanding securities, nor their associates or affiliates, have any material interests in material transactions which have affected, or will materially affect, the Company.
AUDIT COMMITTEE
Audit Committee Charter
A copy of the audit committee charter is attached as Appendix “A” and is also available on the Company’s website www.cameco.com under “Governance”.
Composition of the Audit Committee
The members of the audit committee are Nancy Hopkins (chair), Oyvind Hushovd, George Ivany, Neil McMillan, Robert Peterson and John Clappison. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.
2007 Cameco Annual Information Form

Relevant Education and Experience
John Clappison, a corporate director, is the former managing partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on a number of boards of publicly traded companies, a board of one the public company’s subsidiaries, the boards of other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
Nancy Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on a number of boards. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins chairs the Audit Committee.
Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company, retiring in 2005. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on a number of boards of publicly traded companies. Mr. Hushovd received a Master of Economics and Business Administration degree from the Norwegian School of Business and a Master of Law degree from the University of Oslo.
George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.
Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on a number of boards of publicly traded companies and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.
Robert Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.
2007 Cameco Annual Information Form

Fees Paid to External Auditors
Fees paid to the external auditors during the years ended December 31, 2007 and 2006 were as follows:

		% of		% of
		Total		Total
	2007	Fees	2006	Fees
Audit Fees:
Cameco and Canadian joint ventures	$890,000	44.9%	$834,000	39.8%
Centerra and other subsidiaries	661,400	33.4%	895,200	42.7%

Total Audit Fees	$1,551,400	78.3%	$1,729,200	82.5%

Audit-Related Fees:
Sarbanes-Oxley 404 scoping project	$41,500	2.1%	$90,000	4.3%
Cameco consultative	31,500	1.5%	—	—
Centerra consultative	153,900	7.8%	—	—
Pensions	13,000	0.7%	8,500	0.4%
Zircatec – specified procedures	—	—	50,000	2.4%

Total Audit-Related Fees	$239,900	12.1%	$148,500	7.1%

Tax Fees:
Compliance	$130,400	6.6%	$167,500	8.0%
Planning and advice	58,800	3.0%	51,700	2.4%

Total Tax Fees	$189,200	9.6%	$219,200	10.4%
All Other Fees:	—	—	—	—

Total Fees	$1,980,500	100%	$2,096,900	100%

External Audit Pre-Approval Practices
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is which is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
MATERIAL CONTRACTS
The only contracts entered into by the Company since January 1, 2002 that are material and not entered into in the ordinary course of business, and which not otherwise required to be disclosed, are the following:
(a)	On September 11, 2003, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets and HSBC Securities (Canada) Inc. in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”

(b)	On September 25, 2003, Cameco entered into a Trust Indenture with CIBC Mellon Trust Company in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. This Trust Indenture sets out the terms and conditions pertaining to the Convertible Debentures. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”

(c)	On September 1, 2005, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc. and Scotia Capital Inc. in connection with the issuance on September 15, 2005 of $300 million principal amount of
2007 Cameco Annual Information Form

4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”

(d)	On September 16, 2005, Cameco entered into the Third Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. This Third Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”

(e)	On December 2, 2005, Cameco entered into an agreement to acquire a 100% interest in Zircatec, a Canadian manufacturer of nuclear fuel bundles. The purchase was completed on February 1, 2006 at a purchase price of $109 million. For more details on this purchase, see “Uranium Fuel Conversion Services-Operations.”
INTEREST OF EXPERTS
Name of Experts
The Company’s auditor is KPMG LLP, independent chartered accountants, who have audited the Company’s 2007 Consolidated Financial Statements, which are incorporated herein by reference.
The qualified persons, as defined by National Instrument 43-101, who have prepared or supervised preparation of the scientific and technical information in this Annual Information Form regarding the Company’s material uranium properties (McArthur River and Cigar Lake), including uranium mineral reserve and resources estimates, are named above at Uranium Concentrates Business – Reserves and Resources. All of the qualified persons are employees of Cameco.
The qualified persons, as defined by National Instrument 43-101, who has prepared or supervised the preparation of scientific and technical information in this Annual Information Form regarding the Company’s material gold property (Kumtor), including mineral reserve and resource estimates, are named above at Centerra Gold Inc. – Reserves and Resources. Two qualified persons, Ian Atkinson and Dan Redmond, are employees of Centerra, a subsidiary of Cameco. The other two qualified persons are not employees of Cameco or its subsidiaries.
Interest of Experts
KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan.
To the knowledge of the Company, the qualified persons named or referred above under “Name of Experts” beneficially owns, directly or indirectly, less than 1% or more of any class of the Company’s outstanding securities.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at www.sedar.com. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans, can be found in Cameco’s April 9, 2007 Management Proxy Circular for its May 2007 annual and special meeting of shareholders and will be found in Cameco’s Management Proxy Circular for its May 2008 annual and special meeting of shareholders that is expected to be available in April 2008. Such additional financial information is provided in the Company’s consolidated financial statements for the fiscal year-ended December 31, 2007 and the Company’s management’s discussion and analysis relating to the same, which are incorporated herein by reference.
2007 Cameco Annual Information Form

Appendix “A”
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
MANDATE
PURPOSE
The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of conduct and ethics, and (g) prevention and detection of fraudulent activities. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.
In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.
The committee has the authority to communicate directly with the external auditors and internal auditor.
The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.
COMPOSITION
The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three members and shall not include any director employed by the corporation.
Each committee member will be independent pursuant to the standards for independence adopted by the board.
Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:
“Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the corporation’s financial statements; and
“Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
In addition, where possible, at least one member of the committee shall qualify as an “audit committee financial expert” within the meaning of applicable securities law.
Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.
2007 Cameco Annual Information Form

MEETINGS
The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.
A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.
The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.
A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
To carry out its oversight responsibilities, the committee shall:
Financial Reporting Process
1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.
2007 Cameco Annual Information Form

6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.

11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.

12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:
(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.
13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).

14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.

15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.

16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.
2007 Cameco Annual Information Form

Internal Controls
1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.

2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.

3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.

4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.

5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of corporation’s disclosure of financial information extracted from corporation’s financial statements and the adequacy of such procedures. Receive confirmation from the chief executive officer and the chief financial officer of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the corporation’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees who have a significant role in the corporation’s internal control over financial reporting. In addition, receive confirmation from the chief executive officer and the chief financial officer that they are prepared to sign the annual and quarterly certificates required by applicable securities law.

6.	Review management’s annual report and the external auditors’ report on the assessment of the effectiveness of the corporation’s internal control over financial reporting.

7.	Receive a report, at least annually, from the reserves oversight committee of the board on the corporation’s mineral reserves.
External Auditors
(i)	External Auditors’ Qualifications and Selection

1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.

2.	Instruct the external auditors that:
(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.
3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.

4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:
2007 Cameco Annual Information Form

(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.
Conclusions on the independence of the external auditors should be reported to the board.
5.	Review and approve the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.
(ii) Other Matters
6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.

7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.
Internal Auditor
1.	Review and approve the appointment or removal of the internal auditor.

2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.
2007 Cameco Annual Information Form

3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, to receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.

4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.

5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.

6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.
Compliance
1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environmental committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

3.	Establish and oversee the procedures in the code of conduct and ethics policy to address:
(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.
Receive periodically a summary report from the senior vice-president law, regulatory affairs and corporate secretary on such matters as required by the code of conduct and ethics policy.
Monitor management’s implementation of the code of conduct and ethics policy and the international business conduct policy and review compliance therewith by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies and reviewing the findings of any investigations of non-compliance. Periodically review the adequacy and appropriateness of such policies and make recommendations to the board thereon.
Monitor management’s implementation of the anti-fraud policy; and review compliance therewith by, among other things, receiving reports from management on:
(a)	any investigations of fraudulent activity;

(b)	monitoring activities in relation to fraud risks and controls; and

(c)	assessments of fraud risk.
Periodically review the adequacy and appropriateness of the anti-fraud policy and make recommendations to the board thereon.
2007 Cameco Annual Information Form

Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report to the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.
Monitor management of hedging, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.
4.	Approve the expenses submitted for reimbursement by the chief executive officer.
Organizational Matters
1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.

2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.

3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:
(a)	to select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	to obtain appropriate funding to pay, or approve the payment of, such approved fees;
without seeking approval of the board or management

4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.

5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.

6.	The committee shall participate in an annual performance evaluation by the nominating, corporate governance and risk committee, the results of which will be reviewed by the board.

7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.
2007 Cameco Annual Information Form